The information in this prospectus is not complete and may be changed. We may not sell these securities until our registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424A
Registration No. 333-170544

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2010
PRELIMINARY PROSPECTUS
2,871,240 Shares

Common Stock

$     per share

SPS Commerce, Inc. is selling 100,000 shares of our common stock and the selling stockholders identified in this prospectus are selling an additional 2,771,240 shares. We will not receive any of the proceeds from the sale of the shares sold by selling stockholders. We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 430,686 shares to cover over-allotments, if any.

On November 22, 2010, the last reported sale price of our common stock on the Nasdaq Global Market was $13.16 per share. Our common stock is traded on the Nasdaq Global Market under the symbol “SPSC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel

William Blair & Company	JMP Securities	Needham & Company, LLC

Canaccord Genuity

Craig-Hallum Capital Group

The date of this prospectus is          , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our common stock.

SPS Commerce®, SPSCommerce.net, the SPS Commerce logo and other trademarks or service marks of SPS Commerce appearing in this prospectus are the property of SPS Commerce. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective owners.

In this prospectus, company, we, our, and us refer to SPS Commerce, Inc., except where the context otherwise requires.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto accompanying this prospectus, before making an investment in our common stock.

Our Business

Overview

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. We provide our solutions through SPSCommerce.net, a hosted software suite that uses pre-built integrations to enable our supplier customers to shorten supply cycle times, optimize inventory levels, reduce costs and satisfy retailer requirements. As of September 30, 2010, we had over 12,100 customers with contracts to pay us monthly fees, which we refer to as recurring revenue customers. We have also generated revenues by providing supply chain management solutions to an additional 26,000 organizations that, together with our recurring revenue customers, we refer to as our customers. Once connected to our platform, our customers often require integrations to new organizations that allow us to expand our platform and generate additional revenues.

We deliver our solutions to our customers over the Internet using a Software-as-a-Service model. Our delivery model enables us to offer greater functionality, integration and reliability with less cost and risk than traditional solutions. Our platform features pre-built integrations with 3,000 order management models and over 100 accounting, warehouse management, enterprise resource planning, and packing and shipping applications. Our delivery model leverages our existing integrations across current and new customers. As a result, each integration that we add to SPSCommerce.net makes our platform more appealing to potential customers by increasing the number of pre-built integrations we offer.

For 2007, 2008, 2009, and the nine months ended September 30, 2010, we generated revenues of $25.2 million, $30.7 million, $37.7 million and $32.7 million. Our fiscal quarter ended September 30, 2010 represented our 39th consecutive quarter of increased revenues. Recurring revenues from recurring revenue customers accounted for 83%, 84%, 80% and 83% of our total revenues for 2007, 2008, 2009 and the nine months ended September 30, 2010. No customer represented over 2% of our revenues for 2007, 2008 or 2009 or the nine months ended September 30, 2010.

Our Industry

The supply chain management industry serves thousands of retailers around the world supplied with goods from tens of thousands of suppliers. Additional participants in this market include distributors, third-party logistics providers, manufacturers, fulfillment and warehousing providers and sourcing companies. Supply chain management involves communicating data related to the exchange of goods among these trading partners.

Our target market, supply chain integration solutions delivered on a Software-as-a-Service platform, is one of many which comprise the global Software-as-a-Service market. International Data Corporation, or IDC, estimated in June 2010 that the global Software-as-a-Service market reached $13.1 billion in 2009 and expects it to increase to $40.5 billion in 2014, a compound annual growth rate of 25.3%. As familiarity and acceptance of on-demand solutions continues to accelerate, we believe companies will continue to turn to on-demand delivery methods like ours for their supply chain integration needs.

Retailers impose non-standardized, specific work-flow rules and processes on their trading partners for electronically communicating supply chain information through “rule books.” The responsibility for creating information “maps,” which are integration connections between the retailer and the supplier that comply with the retailer’s rule books, resides primarily with the supplier. Noncompliance with rule books can lead to refusal of delivered goods, fines and termination of the supplier’s relationship with the retailer.

A number of key trends are impacting the supply chain management industry and increasing demand for supply chain management solutions. These include:

•	increasing retailer service and performance demands;
•	globalization of the supply chain ecosystem;
•	increasing complexity of the supply chain ecosystem; and
•	increasing use of outsourcing by small- and medium-sized suppliers.

Trading partners are demanding better supply chain management solutions than traditional methods, which include non-automated paper or fax solutions and electronic solutions implemented using on-premise licensed software. These software solutions primarily link retailers and suppliers through the Electronic Data Interchange protocol and typically have significant setup and maintenance requirements. Software-as-a-Service solutions such as ours allow organizations to connect across the supply chain ecosystem, addressing increased retailer demands, globalization and increased complexity affecting the supply chain. The enhanced integration with trading partners and into organizations’ other business systems increases the reliance of customers on the solutions provided by their Software-as-a-Service vendors.

SPSCommerce.net: Our Platform

We operate one of the largest trading partner integration centers through SPSCommerce.net. More than 38,000 customers across more than 40 countries have used our platform to enhance their trading relationships. A single integration to SPSCommerce.net allows an organization to connect seamlessly to the entire SPSCommerce.net network of trading partners. By maintaining current integrations with retailers such as Wal-Mart, Target, Macy’s and Safeway, SPSCommerce.net eliminates the need for suppliers to continually stay up-to-date with the rule book changes required by large retailers.

Suppliers, distributors, third-party logistics providers, outsourced manufacturers, fulfillment and warehousing providers and sourcing companies that use our platform realize benefits through more reliable and faster integration with retailers as well as reduced costs and improved efficiency in the order fulfillment process. These participants also realize increased sales through enhanced supply chain visibility into retailers’ inventory and point-of-sale information. Buying organizations, such as retailers, grocers and distributors, use our solutions to establish more comprehensive and advanced integrations with a broader set of suppliers. Our platform helps buying organizations reduce expenses, enhance quality of inventory and more effectively reconcile shipments, orders and payments.

Our platform delivers suppliers and retailers the following solutions:

•	Trading Partner Integration. Our Trading Partner Integration solution enables suppliers to comply with retailers’ rule books and allows for the electronic exchange of information among numerous trading partners through various protocols.

•	Trading Partner Enablement. Our Trading Partner Enablement solution helps organizations, typically large retailers, implement new integrations with trading partners, typically suppliers, to drive automation and electronic communication across their supply chains.
•	Trading Partner Intelligence. In 2009, we introduced our Trading Partner Intelligence solution, which consists of six data analytics applications and allows our supplier customers to improve their visibility across, and analysis of, their supply chains. Retailers improve their visibility into supplier performance and their understanding of product sell-through.
•	Other Trading Partner Solutions. We provide a number of peripheral solutions such as barcode labeling and our scan and pack application, which helps trading partners process information to streamline the picking and packaging process.

Our Go-to-Market Approach

We enable trading partner relationships among our retailer, supplier and fulfillment customers that naturally lead to new customer acquisition opportunities. The addition of each new customer to our platform allows the customer to communicate with our existing customers and allows our existing customers to route orders to the new customer. This “network effect” of adding customers to our platform creates opportunities for existing customers to make incremental sales by working with new trading partners and vice versa.

Our Growth Strategy

We seek to be the leading global provider of supply chain management solutions. Key elements of our strategy include:

•	further penetrating our current market;
•	increasing revenues from our customer base;
•	expanding our distribution channels;
•	expanding our international presence;
•	enhancing and expanding our platform; and
•	selectively pursuing strategic acquisitions.

Corporate Information

We were originally incorporated as St. Paul Software, Inc., a Minnesota corporation, on January 28, 1987. On May 30, 2001, we reincorporated in Delaware under our current name, SPS Commerce, Inc. Our principal executive offices are located at 333 South Seventh Street, Suite 1000, Minneapolis, Minnesota 55402, and our telephone number is (612) 435-9400. Our website address is www.spscommerce.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by us	100,000 shares

Common stock offered by selling stockholders	2,771,240 shares

Common stock to be outstanding after this offering	11,727,743 shares

Over-allotment option	430,686 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $812,000, based on assumed public offering price of $13.16 per share, which was the last reported sale price of our common stock on November 22, 2010. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders.”

We intend to use the net proceeds from this offering to pay the expenses we will incur in connection with this offering and for working capital and general corporate purposes.

Nasdaq Global Market symbol	SPSC

The number of shares of our common stock outstanding after this offering is based on 11,627,743 shares outstanding as of September 30, 2010. As of September 30, 2010, we had 11,627,743 shares outstanding, excluding (a) 1,598,986 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $4.40 per share, (b) 68,201 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.67 per share and (c) 366,314 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, subject to increase on an annual basis and subject to increase for shares subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares.

Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters’ overallotment option to purchase up to 430,686 additional shares of our common stock from the selling stockholders. Except as otherwise indicated, all share and per share information referenced throughout this prospectus have been adjusted to reflect the conversion of all of our preferred stock into common stock, which occurred on April 22, 2010, and a 0.267 for 1 reverse stock split of our common stock that occurred on April 13, 2010.

SUMMARY FINANCIAL DATA
(in thousands, except per share and recurring revenue customer data)

The following tables summarize the financial data for our business. You should read this summary financial data in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

The summary financial data under the heading “Balance Sheet Data” as of December 31, 2008 and 2009, under the heading “Statement of Operations Data” for each of the years ended December 31, 2007, 2008 and 2009 and under the heading “Operating Data” relating to Adjusted EBITDA and non-GAAP net income (loss) per diluted share for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from our audited annual financial statements, which are included elsewhere in this prospectus. The summary financial data under the heading “Balance Sheet Data” as of September 30, 2010, under the heading “Statement of Operations Data” for the nine months ended September 30, 2009 and 2010 and under the heading “Operating Data” relating to Adjusted EBITDA and non-GAAP net income (loss) per diluted share for the nine months ended September 30, 2009 and 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements for the nine months ended September 30, 2009 and 2010 have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. The unaudited summary financial data under the heading “Operating Data” relating to recurring revenue customers have been derived from our internal records of our operations. Our operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Statement of Operations Data:
Revenues	$25,198	$30,697	$37,746	$27,765	$32,678
Cost of revenues(1)	6,379	9,258	11,715	8,742	9,293

Gross profit	18,819	21,439	26,031	19,023	23,385

Operating expenses
Sales and marketing(1)	11,636	12,493	13,506	10,005	11,768
Research and development(1)	3,546	3,640	4,305	3,226	3,218
General and administrative(1)	5,458	6,716	6,339	4,671	5,805

Total operating expenses	20,640	22,849	24,150	17,902	20,791

Income (loss) from operations	(1,821)	(1,410)	1,881	1,121	2,594
Other income (expense)
Interest expense	(439)	(419)	(270)	(225)	(66)
Other income (expense)	120	28	(358)	113	11

Total other expense	(319)	(391)	(628)	(112)	(55)
Income tax expense	(16)	(94)	(91)	(60)	(96)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443

Net income (loss) per share
Basic	$(11.65)	$(6.45)	$3.53	$2.87	$0.36
Diluted	$(11.65)	$(6.45)	$0.13	$0.10	$0.22
Weighted average common shares outstanding
Basic	185	294	329	331	6,796
Diluted	185	294	9,268	9,084	11,275
Pro forma net income per share (unaudited)(2)
Basic			$0.14	$0.11
Diluted			$0.13	$0.10
Pro forma weighted average common shares outstanding (unaudited)(2)
Basic			8,476	8,496
Diluted			9,268	9,084

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(Unaudited)

Operating Data:
Adjusted EBITDA(3)	$103	$763	$3,206	$2,500	$4,107
Recurring revenue customers(4)	9,496	10,076	11,003	10,939	12,117
Non-GAAP net income (loss) per diluted share(5)	$(7.41)	$(3.23)	$0.17	$0.14	$0.26

	As of
	December 31,		As of
	2008	2009	September 30, 2010
			(Unaudited)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$3,715	$5,931	$39,113
Working capital	3,995	4,973	40,608
Total debt(6)	4,471	2,694	122
Total redeemable convertible preferred stock	65,964	65,778	—
Total stockholders’ equity (deficit)	(61,844)	(60,466)	41,720

(1)	Includes stock-based compensation expense as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Cost of revenues	$2	$19	$53	$43	$65
Sales and marketing	33	60	91	74	129
Research and development	2	4	4	3	12
General and administrative	9	74	80	57	252

Total	$46	$157	$228	$177	$458

(2)	Reflects the conversion of all of our preferred stock into common stock that occurred on April 22, 2010 and the 0.267 for 1 reverse stock split that occurred on April 13, 2010. The calculation of the basic pro forma weighted average shares outstanding (unaudited) consists of the basic weighted average shares outstanding plus the weighted average preferred shares outstanding, which converted to common stock on April 22, 2010.

(3)	EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, interest income, and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, share-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(Unaudited)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Depreciation and amortization	1,758	1,988	1,455	1,089	1,148
Interest expense	439	419	270	225	66
Interest income	—	—	—	—	(104)
Income tax expense	16	94	91	60	96

EBITDA	57	606	2,978	2,323	3,649
Non-cash, share-based compensation expense	46	157	228	177	458

Adjusted EBITDA	$103	$763	$3,206	$2,500	$4,107

(4)	This reflects the number of recurring revenue customers at the end of the period. Recurring revenue customers are customers with contracts to pay us monthly fees. A minority portion of our recurring revenue customers consists of separate units within a larger organization. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct customers. Our contracts with our recurring revenue customers typically allow the customer to cancel the contract for any reason with 30 days prior notice.

(5)	Non-GAAP net income (loss) per share consists of net income (loss) plus non-cash, share-based compensation expense and amortization expense related to intangible assets divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP net income (loss) per share is useful to an investor because it is widely used to measure a company’s operating performance. The following table provides a reconciliation of net income (loss) to non-GAAP net income (loss) per share (in thousands, except per share amounts):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(Unaudited)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Non-cash, share-based compensation expense	46	157	228	177	458
Amortization of intangible assets	740	788	155	155	—

Non-GAAP net income (loss)	$(1,370)	$(950)	$1,545	$1,281	$2,901

Shares used to compute non-GAAP net income (loss) per share
Basic	185	294	329	331	6,796
Diluted	185	294	9,268	9,084	11,275
Non-GAAP net income (loss) per share
Basic	$(7.41)	$(3.23)	$4.70	$3.87	$0.43
Diluted	$(7.41)	$(3.23)	$0.17	$0.14	$0.26

(6)	Total debt consists of our current and long-term capital lease obligations, current and long-term equipment and term loans, line of credit and interest payable.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Industry

The market for on-demand supply chain management solutions is at an early stage of development. If this market does not develop or develops more slowly than we expect, our revenues may decline or fail to grow and we may incur operating losses.

We derive, and expect to continue to derive, substantially all of our revenues from providing on-demand supply chain management solutions to suppliers. The market for on-demand supply chain management solutions is in an early stage of development, and it is uncertain whether these solutions will achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of suppliers to accept our on-demand supply chain management solutions as an alternative to traditional licensed hardware and software solutions.

Some suppliers may be reluctant or unwilling to use our on-demand supply chain management solutions for a number of reasons, including existing investments in supply chain management technology. Supply chain management functions traditionally have been performed using purchased or licensed hardware and software implemented by each supplier. Because this traditional approach often requires significant initial investments to purchase the necessary technology and to establish systems that comply with retailers’ unique requirements, suppliers may be unwilling to abandon their current solutions for our on-demand supply chain management solutions.

Other factors that may limit market acceptance of our on-demand supply chain management solutions include:

•	our ability to maintain high levels of customer satisfaction;
•	our ability to maintain continuity of service for all users of our platform;
•	the price, performance and availability of competing solutions; and
•	our ability to assuage suppliers’ confidentiality concerns about information stored outside of their controlled computing environments.

If suppliers do not perceive the benefits of our on-demand supply chain management solutions, or if suppliers are unwilling to accept our platform as an alternative to the traditional approach, the market for our solutions might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our revenues and growth prospects.

We do not have long-term contracts with our recurring revenue customers, and our success therefore depends on our ability to maintain a high level of customer satisfaction and a strong reputation in the supply chain management industry.

Our contracts with our recurring revenue customers typically allow the customer to cancel the contract for any reason with 30 days prior notice. Our continued success therefore depends significantly on our ability to meet or exceed our recurring revenue customers’ expectations because most recurring revenue customers do not make long-term commitments to use our solutions. In addition, if our reputation in the supply chain management industry is harmed or diminished for any reason, our recurring revenue customers have the ability to terminate their relationship with us on short notice and seek alternative supply chain management solutions. If a significant number of recurring revenue customers seek to terminate their relationship with us, our business, results of operations and financial condition can be adversely affected in a short period of time.

Continued economic weakness and uncertainty could adversely affect our revenue, lengthen our sales cycles and make it difficult for us to forecast operating results accurately.

Our revenues depend significantly on general economic conditions and the health of retailers. Economic weakness and constrained retail spending adversely affected revenue growth rates in late 2008 and similar circumstances may result in slower growth, or reductions, in revenues and gross profits in the future. We have experienced, and may experience in the future, reduced spending in our business due to the current financial turmoil affecting the U.S. and global economy, and other macroeconomic factors affecting spending behavior. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. In addition, economic conditions or uncertainty may cause customers and potential customers to reduce or delay technology purchases, including purchases of our solutions. Our sales cycle may lengthen if purchasing decisions are delayed as a result of uncertain information technology or development budgets or contract negotiations become more protracted or difficult as customers institute additional internal approvals for information technology purchases. Delays or reductions in information technology spending could have a material adverse effect on demand for our solutions, and consequently our results of operations, prospects and stock price.

If we are unable to attract new customers, or sell additional solutions, or if our customers do not increase their use of our solutions, our revenue growth and profitability will be adversely affected.

To increase our revenues and achieve and maintain profitability, we must regularly add new customers, sell additional solutions and our customers must increase their use of the solutions for which they currently subscribe. We intend to grow our business by hiring additional inside sales personnel, developing strategic relationships with resellers, including resellers that incorporate our applications in their offerings, and increasing our marketing activities. In addition, we derived more than 90% of our revenues from sales of our Trading Partner Integration solution in 2007, 2008, 2009 and the nine months ended September 30, 2010, and have not yet received significant revenues from solutions and applications that we introduced in 2009. If we are unable to hire or retain quality sales personnel, convert companies that have been referred to us by our existing network into paying customers, ensure the effectiveness of our marketing programs, or if our existing or new customers do not perceive our solutions to be of sufficiently high value and quality, we might not be able to increase sales and our operating results will be adversely affected. In addition, if we fail to sell our new solutions to existing or new customers, we will not generate anticipated revenues from these solutions, our operating results will suffer and we might be unable to grow our revenues or achieve or maintain profitability.

Our quarterly results of operations may fluctuate in the future, which could result in volatility in our stock price.

Our quarterly revenues and results of operations have varied in the past and may fluctuate as a result of a variety of factors, including the success of our new offerings such as our Trading Partner Intelligence solution. If our quarterly revenues or results of operations fluctuate, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section in this prospectus:

•	our ability to retain and increase sales to customers and attract new customers, including our ability to maintain and increase our number of recurring revenue customers;
•	the timing and success of introductions of new solutions or upgrades by us or our competitors;
•	the strength of the economy, in particular as it affects the retail sector;
•	changes in our pricing policies or those of our competitors;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;
•	the amount and timing of our expenses, including stock-based compensation and expenditures related to expanding our operations, supporting new customers, performing research and development, or introducing new solutions; and
•	changes in the payment terms for our solutions.

Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We have incurred operating losses in the past and may incur operating losses in the future.

We began operating our supply chain management solution business in 1997. Throughout most of our history, we have experienced net losses and negative cash flows from operations. As of September 30, 2010, we had an accumulated deficit of $63.2 million. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, since our initial public offering in April 2010, we have experienced a significant increase in legal, accounting and other expenses that we did not incur as a private company. If our revenues do not continue to grow to offset these increased expenses, we may not be profitable. We cannot assure you that we will be able to maintain profitability. You should not consider recent revenue growth as indicative of our future performance. In fact, in future periods, we may not have any revenue growth, or our revenues could decline.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenues from customers will depend in significant part on our ability to anticipate industry standards and to continue to enhance existing solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of any enhancement or new solution depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenues. For example, we introduced our Trading Partner Intelligence solution during 2009, but we have not yet received significant revenues from this solution. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective solutions than ours at lower prices. Any delay or failure in the introduction of new or enhanced solutions could adversely affect our business, results of operations and financial condition.

We may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third party components or processes that comprise our existing or new solutions, any of which could adversely affect our business.

Technology solutions as complex as ours may contain undetected defects in the hardware, software, infrastructure, third party components or processes that are part of the solutions we provide. If these defects lead to service failures after introduction of a solution or an upgrade to the solution, we could experience delays or lost revenues during the period required to correct the cause of the defects. We cannot be certain that defects will not be found in new solutions or upgraded solutions, resulting in loss of, or delay in, market acceptance, which could have an adverse effect on our business, results of operations and financial condition.

Because customers use our on-demand supply chain management solutions for critical business processes, any defect in our solutions, any disruption to our solutions or any error in execution could cause recurring revenue customers to cancel their contracts with us, prevent potential customers from joining our network and harm our reputation. Although most of our contracts with our customers limit our liability to our customers for these defects, disruptions or errors, we nonetheless could be subject to litigation for actual or alleged losses to our customers’ businesses, which may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. We do not currently maintain any warranty reserves. Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention and could cause our business to suffer.

The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our technology or a resulting disruption in our solutions, or our existing liability insurance might not be adequate to cover all of the damages and other costs of such a claim. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and operating results. Even if we succeed in litigation with respect to a claim, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

Interruptions or delays from third-party data centers could impair the delivery of our solutions and our business could suffer.

We use two third-party data centers, located in Minneapolis and Saint Paul, Minnesota, to conduct our operations. All of our solutions reside on hardware that we own or lease and operate in these locations. Our operations depend on the protection of the equipment and information we store in these third-party centers against damage or service interruptions that may be caused by fire, flood, severe storm, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, war, criminal act, military action, terrorist attack and other similar events beyond our control. A prolonged service disruption affecting our solutions for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose recurring revenue customers or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers we use.

Our on-demand supply chain management solutions are accessed by a large number of customers at the same time. As we continue to expand the number of our customers and solutions available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of our third-party data centers to meet our capacity requirements could result in interruptions or delays in our solutions or impede our ability to scale our operations. In the event that our data center arrangements are terminated, or there is a lapse of service or damage to such facilities, we could experience interruptions in our solutions as well as delays and additional expense in arranging new facilities and services.

A failure to protect the integrity and security of our customers’ information could expose us to litigation, materially damage our reputation and harm our business, and the costs of preventing such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our customers and their trading partners. We cannot assure you that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to use our solutions and could harm our reputation.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our on-demand business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

If we fail to protect our intellectual property and proprietary rights adequately, our business could be adversely affected.

We believe that proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, trademarks, domain names and other measures, some of which afford only limited protection. We do not have any patents, patent applications or registered copyrights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business, financial condition and results of operations.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business might be harmed.

The Internet supply chain management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our solutions, we could be constrained by the intellectual property rights of others.

We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. If our solutions violate any third-party proprietary rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market might harm our business, financial condition and operating results.

In addition, we incorporate open source software into our platform. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions or to discontinue sales of our solutions, or to release our proprietary software code under the terms of an open source license, any of which could adversely affect our business.

We rely on third party hardware and software that could take a significant time to replace or upgrade.

We rely on hardware and software licensed from third parties to offer our on-demand supply chain management solutions. This hardware and software, as well as maintenance rights for this hardware and software, may not continue to be available to us on commercially reasonable terms, or at all. If we lose the right to use or upgrade any of these licenses, our customers could experience delays or be unable to access our solutions until we can obtain and integrate equivalent technology. There might not always be commercially reasonable hardware or software alternatives to the third-party hardware and software that we currently license. Any such alternatives could be more difficult or costly to replace than the third-party hardware and software we currently license, and integration of the alternatives into our platform could require significant work and substantial time and resources. Any delays or failures associated with our platform could injure our reputation with customers and potential customers and result in an adverse effect on our business, results of operations and financial condition.

Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly-acquired companies or businesses may adversely affect our financial results.

We believe part of our growth will be driven by acquisitions of other companies or their businesses. If we complete acquisitions, we face many risks commonly encountered with growth through acquisitions. These risks include:

•	incurring significantly higher than anticipated capital expenditures and operating expenses;
•	failing to assimilate the operations and personnel of the acquired company or business;
•	disrupting our ongoing business;
•	dissipating our management resources;
•	failing to maintain uniform standards, controls and policies; and
•	impairing relationships with employees and customers as a result of changes in management.

Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

Our ability to use U.S. net operating loss carryforwards might be limited.

As of December 31, 2009, we had net operating loss carryforwards of $53.5 million for U.S. federal tax purposes and $32.4 million for state tax purposes. These loss carryforwards expire between 2010 and 2029. To the extent these net operating loss carryforwards are available, we intend to use them to reduce the corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have performed a Section 382 analysis for the time period from our inception through November 3, 2009. During this time period it was determined that we had five separate ownership changes under Section 382. We believe that $17.6 million of the $53.5 million federal losses will expire unused due to Section 382 limitations. The maximum annual limitation under Section 382 is approximately $990,000. The sale of stock in this offering and in our recent initial public offering may create an additional ownership change. We do not believe this change will materially further limit the use of NOL carryforwards. The limitation could be further restricted if ownership changes occur in future years. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

The markets in which we participate are highly competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The markets for supply chain management solutions are increasingly competitive and global. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. We face competition from:

•	Software-as-a-Service providers that deliver business-to-business information systems using a multi-tenant approach;
•	traditional on-premise software providers; and
•	managed service providers that combine traditional on-premise software with professional information technology services.

To remain competitive, we will need to invest continuously in software development, marketing, customer service and support and product delivery infrastructure. However, we cannot assure you that new or established competitors will not offer solutions that are superior to or lower in price than ours. We may not have sufficient resources to continue the investments in all areas of software development and marketing needed to maintain our competitive position. In addition, some of our competitors are better capitalized than us, which may provide them with an advantage in developing, marketing or servicing new solutions. Increased competition could reduce our market share, revenues and operating margins, increase our costs of operations and otherwise adversely affect our business.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could harm our operating results.

Our industry is highly fragmented, and we believe it is likely that our existing competitors will continue to consolidate or will be acquired. For example, in June 2010, GXS Corporation and Inovis, two large, on-premise software companies, merged to create an e-commerce business that is much larger than ours. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition.

If we fail to retain our Chief Executive Officer and other key personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. In particular, Archie C. Black, our Chief Executive Officer and President, Kimberly K. Nelson, our Executive Vice President and Chief Financial Officer, James J. Frome, our Executive Vice President and Chief Strategy Officer, Michael J. Gray, our Executive Vice President of Operations, and David J. Novak, Jr., our Executive Vice President of Business Development, are critical to the management of our business and operations. Competition for talented personnel is intense, and we cannot be certain that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have an adverse effect on our business, results of operations and financial condition.

Our continued growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we will not be able to implement our business plan successfully.

We have experienced a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or to prevent or detect material misstatements in our annual or interim financial statements in the future could result in inaccurate financial reporting, or could otherwise harm our business.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our 2011 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. To the extent that we are not currently in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as increased independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could have a negative impact on our stock price.

In connection with preparing the registration statement for our initial public offering, we identified an error in our prior years’ financial statements. This error related to accounting for the preferred stock warrants at fair value in 2006, 2007 and 2008. This error resulted in the restatement of our previously issued 2006, 2007 and 2008 financial statements. This error was determined to be a deficiency. Although we have taken measures to remediate the deficiency, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, significant deficiencies or control deficiencies. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in implementation, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully and adversely affect our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop and enhance our solutions;
•	continue to expand our technology development, sales and marketing organizations;
•	hire, train and retain employees; or
•	respond to competitive pressures or unanticipated working capital requirements.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations.

Because our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We have limited experience operating in foreign jurisdictions. Customers in countries outside of North America accounted for 2% of our revenues for 2008, 2009 and the nine months ended September 30, 2010. In February 2010, we opened sales and support offices in the United Kingdom and France. Our inexperience in operating our business outside of North America increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to new risks that, generally, we have not faced in the United States, including:

•	fluctuations in currency exchange rates;
•	unexpected changes in foreign regulatory requirements;
•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
•	difficulties in managing and staffing international operations;
•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;
•	localization of our solutions, including translation into foreign languages and associated expenses;
•	the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;
•	increased financial accounting and reporting burdens and complexities;
•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and
•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring or integrating operations in other countries will produce desired levels of revenues or profitability.

Risks Relating to this Offering and Ownership of Our Common Stock

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Shares of our common stock were sold in our April 2010 initial public offering at a price of $12.00 per share, and, as of November 22, 2010, our common stock has subsequently traded as high as $14.50 and as low as $8.45. An active, liquid and orderly market for our common stock may not develop or be sustained, which could depress the trading price of our common stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	fluctuations in our recorded revenue, even during periods of significant sales order activity;
•	changes in estimates of our financial results or recommendations by securities analysts;
•	failure of any of our solutions to achieve or maintain market acceptance;
•	changes in market valuations of similar companies;
•	success of competitive products or services;
•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•	announcements by us or our competitors of significant solutions, contracts, acquisitions or strategic alliances;
•	regulatory developments in the United States, foreign countries or both;
•	litigation involving our company, our general industry or both;
•	additions or departures of key personnel;
•	investors’ general perception of us; and
•	changes in general economic, industry and market conditions.

In addition, if the market for software stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our common stock by our existing stockholders could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. 3,244,377 shares of our common stock that will be outstanding immediately after completion of this offering will become eligible for sale in the public markets from time to time, subject to restrictions under the Securities Act of 1933 following the expiration of lock-up agreements entered into for the benefit of the underwriters by the holders of the common stock, including our directors and executive officers. In addition, as of September 30, 2010, we have (i) 366,314 shares of our common stock issuable under our 2010 Equity Incentive Plan, (ii) 1,145,533 shares of our common stock issuable under our 2001 Stock Option Plan, and (iii) 18 shares of our common stock issuable under our 1999 Equity Incentive Plan, all of which are covered by effective registration statements. Furthermore, immediately after completion of this offering, certain holders of our common stock will have the right to demand that we file registration statements, or request that their shares be covered by a registration statement that we are otherwise filing, with respect to the shares of our common stock held by them, and will have the right to include those shares in any registration statement that we file with the SEC, subject to exceptions, which would enable those shares to be sold in the public market, subject to the restrictions under the lock-up agreements referred to above.

The underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements for sale in the public and private markets prior to the expiration of the lock-up. The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control;
•	provide that the authorized number of directors may be changed by resolution of the board of directors;
•	divide our board of directors into three classes;
•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and
•	do not provide for cumulative voting rights.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We do not intend to declare dividends on our stock after this offering.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and current holders that beneficially own more than 5% of our common stock immediately prior to the closing of this offering, together with their affiliates, will beneficially own, in the aggregate, approximately 31.2% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;
•	impeding a merger, consolidation, takeover or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•	less than expected growth in the supply chain management industry, especially for Software-as-a-Service solutions within this industry;
•	lack of acceptance of new solutions we offer;
•	an inability to continue increasing our number of customers or the revenues we derive from our recurring revenue customers;
•	continued economic weakness and constrained retail sales;
•	an inability to effectively develop new solutions that compete effectively with the solutions our current and future competitors offer;
•	risk of increased regulation of the Internet;
•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;
•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance or repairs, upgrades or capital asset additions;
•	an inability to effectively manage our growth;
•	lack of capital available on acceptable terms to finance our continued growth;
•	risks of conducting international commerce, including foreign currency exchange rate fluctuations, changes in government policies or regulations, longer payment cycles, trade restrictions, economic or political instability in foreign countries where we may increase our business and reduced protection of our intellectual property;
•	an inability to add sales and marketing, research and development or other key personnel who are able to successfully sell or develop our solutions; and
•	other risk factors included under “Risk Factors” in this prospectus.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

The primary purpose of this offering is to provide liquidity for the selling stockholders, including entities affiliated with certain members of our board of directors. We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $812,000, based on an assumed public offering price of $13.16 per share, which was the last reported sale price of our common stock on November 22, 2010. We intend to use the net proceeds from this offering to pay the expenses we will incur in connection with this offering and for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Market under the symbol “SPSC” since April 22, 2010. Our initial public offering was priced at $12.00 per share. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	High	Low

Fiscal 2010
Second Quarter (from April 22, 2010)	$14.50	$10.90
Third Quarter	$12.83	$8.45
Fourth Quarter (through November 22, 2010)	$14.40	$11.81

On November 22, 2010, the last reported sale price of our common stock on the Nasdaq Global Market was $13.16.

On November 1, 2010, we had 109 holders of record of our common stock, excluding holders whose stock is held either in nominee name and/or street name brokerage accounts.

DIVIDEND POLICY

We have not historically paid dividends on our common stock. We intend to retain our future earnings, if any, to finance the expansion and growth of our business, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the issuance and sale by us of 100,000 shares of common stock in this offering at an assumed offering price of $13.16 per share, which was the last reported sale price of our common stock on November 22, 2010, after deducting the estimated underwriting discounts and offering expenses payable by us.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As adjusted
	(Unaudited in thousands, except share data)

Current liabilities	$9,594	$9,594
Long-term liabilities	4,913	4,913
Stockholders’ equity:
Common stock $0.001 par value, 55,000,000 authorized, 11,627,743 shares issued and outstanding, actual, and 55,000,000 authorized, 11,727,743 shares issued and outstanding as adjusted	12	12
Undesignated preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding actual and as adjusted	—	—
Additional paid-in capital	104,916	105,728
Accumulated deficit	(63,208)	(63,208)

Total stockholders’ equity	41,720	42,532

Total capitalization	$56,227	$57,039

The table and calculations above are based on the number of shares of common stock outstanding as of September 30, 2010 and exclude:

•	an aggregate of 1,598,986 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $4.40 per share;
•	an aggregate of 68,201 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $3.67 per share; and
•	an aggregate of 366,314 shares reserved for issuance under our 2010 Equity Incentive Plan, subject to increase on an annual basis and subject to increase for shares subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows immediately after this section. Our historical results are not necessarily indicative of our results in any future period

The selected financial data under the heading “Balance Sheet Data” as of December 31, 2008 and 2009, under the heading “Statement of Operations Data” for each of the years ended December 31, 2007, 2008 and 2009 and under the heading “Operating Data” relating to Adjusted EBITDA and non-GAAP net income (loss) per diluted share for each of the years ended December 31, 2007, 2008 and 2009 have been derived from our audited annual financial statements, which are included elsewhere in this prospectus. The selected financial data under the heading “Balance Sheet Data” as of December 31, 2005, 2006 and 2007, under the heading “Statement of Operations Data” for each of the years ended December 31, 2005 and 2006 and under the heading “Operating Data” relating to Adjusted EBITDA and non-GAAP net income (loss) per diluted share for each of the years ended December 31, 2005 and 2006 have been derived from our audited annual financial statements, which have not been included in this prospectus. The selected financial data under the heading “Balance Sheet Data” as of September 30, 2010, under the heading “Statement of Operations Data” for the nine months ended September 30, 2009 and 2010 and under the heading “Operating Data” relating to Adjusted EBITDA and non-GAAP net income (loss) per diluted share for the nine months ended September 30, 2009 and 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements for the nine months ended September 30, 2009 and 2010 have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data. The unaudited summary financial data under the heading “Operating Data” relating to recurring revenue customers have been derived from our internal records of our operations. Our operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except per share data)
						(Unaudited)

Statement of Operations Data:
Revenues	$13,827	$19,859	$25,198	$30,697	$37,746	$27,765	$32,678
Cost of revenues(1)	3,823	5,219	6,379	9,258	11,715	8,742	9,293

Gross profit	10,004	14,640	18,819	21,439	26,031	19,023	23,385

Operating expenses
Sales and marketing(1)	5,034	8,098	11,636	12,493	13,506	10,005	11,768
Research and development(1)	2,129	3,190	3,546	3,640	4,305	3,226	3,218
General and administrative(1)	3,180	4,199	5,458	6,716	6,339	4,671	5,805

Total operating expenses	10,343	15,487	20,640	22,849	24,150	17,902	20,791

Income (loss) from operations	(339)	(847)	(1,821)	(1,410)	1,881	1,121	2,594
Other income (expense)
Interest expense	(299)	(558)	(439)	(419)	(270)	(225)	(66)
Other income (expense)	(15)	108	120	28	(358)	113	11

Total other expense	(314)	(450)	(319)	(391)	(628)	(112)	(55)
Income tax expense	(23)	(4)	(16)	(94)	(91)	(60)	(96)

Net income (loss)	$(676)	$(1,301)	$(2,156)	$(1,895)	$1,162	$949	$2,443

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except per share data)
						(Unaudited)

Net income (loss) per share
Basic	$(6.69)	$(10.93)	$(11.65)	$(6.45)	$3.53	$2.87	$0.36
Diluted	$(6.69)	$(10.93)	$(11.65)	$(6.45)	$0.13	$0.10	$0.22
Weighted average common shares outstanding
Basic	101	119	185	294	329	331	6,796
Diluted	101	119	185	294	9,268	9,084	11,275
Pro forma net income per share (unaudited)(2)
Basic					$0.14	$0.11
Diluted					$0.13	$0.10
Pro forma weighted average common shares outstanding (unaudited)(2)
Basic					8,476	8,496
Diluted					9,268	9,084

						As of
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
	(In thousands)
						(Unaudited)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,609	$1,942	$6,117	$3,715	$5,931	$39,113
Working capital	(234)	(647)	4,535	3,995	4,973	40,608
Total assets	6,767	12,228	20,687	19,197	21,919	56,227
Long-term liabilities	2,719	5,167	5,550	5,950	5,317	4,913
Total debt(3)	2,675	5,018	4,992	4,471	2,694	122
Total redeemable convertible preferred stock	56,072	58,520	65,964	65,964	65,778	—
Total stockholders’ equity (deficit)	$(56,758)	$(58,046)	$(60,111)	$(61,844)	$(60,466)	$41,720

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited; adjusted EBITDA in thousands)

Operating Data:
Adjusted EBITDA(4)	$385	$748	$103	$763	$3,206	$2,500	$4,107
Recurring revenue customers(5)	6,056	7,940	9,496	10,076	11,003	10,939	12,117
Non-GAAP net income (loss) per diluted share(6)	$(6.69)	$(6.38)	$(7.41)	$(3.23)	$0.17	$0.14	$0.26

(1)	Includes stock-based compensation expense as follows:

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)
						(Unaudited)

Cost of revenues	$—	$—	$2	$19	$53	$43	$65
Sales and marketing	—	—	33	60	91	74	129
Research and development	—	—	2	4	4	3	12
General and administrative	—	6	9	74	80	57	252

Total	$—	$6	$46	$157	$228	$177	$458

(2)	Reflects the conversion of all of our preferred stock into common stock that occurred on April 22, 2010 and the 0.267 for 1 reverse stock split that occurred on April 13, 2010. The calculation of the basic pro forma weighted average shares outstanding (unaudited) consists of the basic weighted average shares outstanding plus the weighted average preferred shares outstanding, which converted to common stock on April 22, 2010.

(3)	Total debt consists of our current and long-term capital lease obligations, current and long-term equipment and term loans, line of credit, interest payable and, as of December 31, 2005 and 2006, mezzanine debt.

(4)	EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, interest income and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, share-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
			(Unaudited; in thousands)

Net income (loss)	$(676)	$(1,301)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Depreciation and amortization	739	1,481	1,758	1,988	1,455	1,089	1,148
Interest expense	299	558	439	419	270	225	66
Interest income	—	—	—	—	—	—	(104)
Income tax expense	23	4	16	94	91	60	96

EBITDA	385	742	57	606	2,978	2,323	3,649
Non-cash, share-based compensation expense	—	6	46	157	228	177	458

Adjusted EBITDA	$385	$748	$103	$763	$3,206	$2,500	$4,107

(5)	This reflects the number of recurring revenue customers at the end of the period. Recurring revenue customers are customers with contracts to pay us monthly fees. A minority portion of our recurring revenue customers consists of separate units within a larger organization. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct customers. Our contracts with our recurring revenue customers typically allow the customer to cancel the contract for any reason with 30 days prior notice.

(6)	Non-GAAP net income (loss) per share consists of net income (loss) plus non-cash, share-based compensation expense and amortization expense related to intangible assets divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP net income (loss) per share is useful to an investor because it is widely used to measure a company’s operating performance. The following table provides a reconciliation of net income (loss) to non-GAAP net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)

Net income (loss)	$(676)	$(1,301)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Non-cash, share-based compensation expense	—	6	46	157	228	177	458
Amortization of intangible assets	—	536	740	788	155	155	—

Non-GAAP net income (loss)	$(676)	$(759)	$(1,370)	$(950)	$1,545	$1,281	$2,901

Shares used to compute non-GAAP net income (loss) per share
Basic	101	119	185	294	329	331	6,796
Diluted	101	119	185	294	9,268	9,084	11,275
Non-GAAP net income (loss) per share
Basic	$(6.69)	$(6.38)	$(7.41)	$(3.23)	$4.70	$3.87	$0.43
Diluted	$(6.69)	$(6.38)	$(7.41)	$(3.23)	$0.17	$0.14	$0.26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of trading partners worldwide. We provide our solutions through SPSCommerce.net, a hosted software suite that improves the way suppliers, retailers, distributors and other trading partners manage and fulfill orders. We deliver our solutions to our customers over the Internet using a Software-as-a-Service model.

SPSCommerce.net fundamentally changes how organizations use electronic communication to manage a supply chain by replacing the collection of traditional, custom-built, point-to-point integrations with a “hub-and-spoke” model whereby a single integration to SPSCommerce.net allows an organization to connect seamlessly to the entire SPSCommerce.net network of trading partners. SPSCommerce.net combines integrations with 3,000 order management models across more than 1,500 retailers, grocers and distributors through a multi-tenant architecture and provides ancillary support applications that deliver a comprehensive set of supply chain solutions.

The value SPSCommerce.net offers increases with the number of trading partners connected to our platform. This “network effect” creates a significant opportunity for our customers to realize incremental sales by working with new trading partners connected to our platform and vice versa. As a result of this increased volume of activity amongst our customers, we earn additional revenues. We also sell our solutions through sales leads from retailers with whom we integrate our customers, referrals from trading partners in our network and channel partners, as well as our direct sales force.

We plan to grow our business by further penetrating the supply chain management market, increasing revenues from our customers as their businesses grow, expanding our distribution channels, expanding our international presence and developing new solutions and applications. We also intend to selectively pursue acquisitions that will add customers, allow us to expand into new regions or industries or allow us to offer new functionalities.

For 2007, 2008, 2009 and the nine months ended September 30, 2010, we generated revenues of $25.2 million, $30.7 million, $37.7 million and $32.7 million. Our fiscal quarter ended September 30, 2010 represented our 39th consecutive quarter of increased revenues. Recurring revenues from recurring revenue customers accounted for 83%, 84%, 80% and 83% of our total revenues for 2007, 2008, 2009 and the nine months ended September 30, 2010. No customer represented over 2% of our revenues for 2007, 2008 or 2009 or the nine months ended September 30, 2010.

Key Financial Terms and Metrics

Sources of Revenues

Trading Partner Integration. Our revenues primarily consist of monthly revenues from our customers for our Trading Partner Integration solution. Our revenues for this solution consist of a monthly subscription fee and a transaction-based fee. We also receive set-up fees for initial integration solutions we provide our customers. Most of our customers have contracts with us that may be terminated by the customer by providing 30 days prior notice. Over 90% of our revenues for 2007, 2008, 2009 and the nine months ended September 30, 2010 were derived from Trading Partner Integration.

Trading Partner Enablement. Our Trading Partner Enablement solution helps organizations, typically large retailers, to implement new integrations with trading partners. This solution ranges from Electronic Data Interchange testing and certification to more complex business workflow automation and results in a one-time payment to us.

Trading Partner Intelligence. In 2009, we introduced our Trading Partner Intelligence solution, which consists of six data analytics applications. These applications allow our supplier customers to improve their visibility across, and analysis of, their supply chains. Through interactive data analysis, our retailer customers improve their visibility into supplier performance and their understanding of product sell-through. Our revenues for this solution primarily consist of a monthly subscription fee.

Other Trading Partner Solutions. The remainder of our revenues are derived from solutions that allow our customers to perform tasks such as barcode labeling or picking-and-packaging information tracking as well as purchases of miscellaneous supplies. These revenues are primarily transaction-based.

Cost of Revenues and Operating Expenses

Overhead Allocation. We allocate overhead expenses such as rent, certain employee benefit costs, office supplies and depreciation of general office assets to cost of revenues and operating expenses categories based on headcount.

Cost of Revenues. Cost of revenues primarily consists of personnel costs such as wages and benefits related to implementation teams, customer support personnel and application support personnel. Cost of revenues also includes our cost of network services, which is primarily data center costs for the locations where we keep the equipment that serves our customers, and connectivity costs that facilitate electronic data transmission between our customers and their trading partners. We expect our cost of revenues to increase in absolute dollars.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and product management teams, commissions earned by our sales personnel and marketing costs. In order to grow our business, we will continue to add resources to our sales and marketing efforts over time. We expect that sales and marketing expenses will increase in absolute dollars.

Research and Development Expenses. Research and development expenses consist primarily of personnel costs for development and maintenance of existing solutions. This group also is responsible for enhancing existing solutions and applications as well as internal tools and developing new information maps that integrate our customers to their trading partners in compliance with those trading partners’ requirements. We expect research and development expenses will increase in absolute dollars as we continue to enhance and expand our solutions and applications.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel costs for finance, human resources and internal information technology support, as well as legal, accounting and other fees, such as credit card processing fees. General and administrative expenses also include amortization of intangible assets relating to our acquisition of substantially all of the assets of Owens Direct LLC in February 2006. We amortized these intangible assets over a period of three years ending in February 2009. Since becoming a public company in April 2010, we have incurred additional general and administrative expenses associated with being a public company, including higher legal, audit and insurance fees.

Other Income (Expense). Other income (expense) primarily consists of interest income, interest expense and the fair market value adjustment of preferred stock warrants using the Black-Scholes method. Interest income represents interest received on our cash and cash equivalents. Interest expense is associated with our debt, which includes equipment loan payments and payments on our term loans.

Other Metrics

Recurring Revenue Customers. As of September 30, 2010, we had over 12,100 customers with contracts to pay us monthly fees, which we refer to as recurring revenue customers. We report recurring revenue customers at the end of a period. A minority portion of our recurring revenue customers consists of separate units within a larger organization. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct customers.

Average Recurring Revenues Per Recurring Revenue Customer. We calculate average recurring revenues per recurring revenue customer for a period by dividing the recurring revenues from recurring revenue customers for the period by the average of the beginning and ending number of recurring revenue customers for the period. For the nine months ended September 30, 2009 and 2010, we annualize this number by multiplying the quotient by the quotient of 12 divided by the number of months in the period. We anticipate that average recurring revenues per recurring revenue customer will continue to increase as we increase the number of solutions we offer, such as the Trading Partner Intelligence solution we introduced in 2009, and increase the penetration of those solutions across our customer base.

Monthly Subscription and Transaction-Based Fees. For 2007, 2008, 2009 and the nine months ended September 30, 2010, revenues from fixed monthly subscription and transaction-based fees accounted for 83%, 84%, 80% and 83% of our revenues, which we refer to as recurring revenues. All of these recurring revenues in 2007 and 2008 and more than 95% of the recurring revenues for 2009 and the nine months ended September 30, 2010 related to our Trading Partner Integration solution. Our revenues are not concentrated with any customer, as no customer represented over 2% of our revenues for 2007, 2008, 2009 or the nine months ended September 30, 2010.

Adjusted EBITDA. EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, interest income and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, share-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(Unaudited; in thousands)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Depreciation and amortization	1,758	1,988	1,455	1,089	1,148
Interest expense	439	419	270	225	66
Interest income	—	—	—	—	(104)
Income tax expense	16	94	91	60	96

EBITDA	57	606	2,978	2,323	3,649
Non-cash, share-based compensation expense	46	157	228	177	458

Adjusted EBITDA	$103	$763	$3,206	$2,500	$4,107

Non-GAAP Net Income (Loss) per Share. Non-GAAP net income (loss) per share consists of net income (loss) plus non-cash, share-based compensation expense and amortization expense related to intangible assets divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP net income (loss) per share is useful to an investor because it is widely used to measure a company’s operating performance.

The following table provides a reconciliation of net income (loss) to non-GAAP net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(Unaudited)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Non-cash, share-based compensation expense	46	157	228	177	458
Amortization of intangible assets	740	788	155	155	—

Non-GAAP net income (loss)	$(1,370)	$(950)	$1,545	$1,281	$2,901

Shares used to compute non-GAAP net income (loss) per share
Basic	185	294	329	331	6,796
Diluted	185	294	9,268	9,084	11,275
Non-GAAP net income (loss) per share
Basic	$(7.41)	$(3.23)	$4.70	$3.87	$0.43
Diluted	$(7.41)	$(3.23)	$0.17	$0.14	$0.26

The non-GAAP measures of Adjusted EBITDA and non-GAAP net income (loss) per share should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States. These non-GAAP financial measures exclude significant expenses and income that are required by GAAP to be recorded in the company’s financial statements and are subject to inherent limitations. Investors should review the reconciliations of non-GAAP financial measures to the comparable GAAP financial measures that are included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment, complexity and effect on materiality. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenues by providing a number of solutions to our customers. These solutions include Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence. All of our solutions are hosted applications that allow customers to meet their supply chain management requirements. Revenues from our Trading Partner Integration and Trading Partner Intelligence solutions are generated through set-up fees and a recurring monthly hosting fee. Revenues from our Trading Partner Enablement solutions are generally one-time service fees.

Fees related to recurring monthly hosting services and one-time services are recognized when the services are provided. The recurring monthly fee is comprised of both a fixed and transaction based fee. Revenues are recorded in accordance with Staff Accounting Bulletin (SAB) 104, Revenue Recognition in Financial Statements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable and (4) collectability is probable. If collection is not considered probable, revenues are recognized when the fees are collected.

Set-up fees paid by customers in connection with our solutions, as well as associated direct and incremental costs, such as labor and commissions, are deferred and recognized ratably over the expected life of the customer relationship, which is generally two years. We continue to evaluate and adjust the length of these amortization periods as more experience is gained with customer renewals, contract cancellations and technology changes requested by our customers. It is possible that, in the future, the estimates of expected customer lives may change and, if so, the periods over which such subscription set-up fees and costs are amortized will be adjusted. Any such change in estimated expected customer lives will affect our future results of operations.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers’ inability to pay us. The provision is based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in the number of our customers, and we have less payment history to rely upon with these customers. We rely on historical trends of bad debt as a percentage of total revenues and apply these percentages to the accounts receivable associated with new customers and evaluate these customers over time. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized. The realization of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-Based Compensation

We follow ASC 718, Compensation — Stock Compensation, in accounting for our stock-based awards to employees. ASC 718 establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the vesting period of the grant. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We use the Black-Scholes method to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

The fair value of each option is estimated on the date of grant using the Black-Scholes method with the following assumptions used for grants:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Risk-free interest rate(1)	4.4%	4.0%	2.7% - 4.0%	2.7% - 4.0%	2.3% - 3.1%
Expected term(2)	8	7	4 - 7	4 - 7	6.25
Estimated volatility(3)	52%	53%	49% - 53%	49% - 53%	46%
Expected dividend yield	0%	0%	0%	0%	0%

(1)	Rates for options granted during these periods varied within the ranges stated.

(2)	Expected term for options granted during these periods varied within the ranges stated.

(3)	Estimated volatility for options granted during these periods varied within the ranges stated.

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre-vesting forfeiture rate is based on our historical experience. We do not expect to declare dividends in the foreseeable future.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior.

Prior to becoming a public entity, historic volatility was not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provided a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose.

We recorded non-cash, stock-based compensation expense under ASC 718 of $46,000 during 2007, $157,000 during 2008, $228,000 during 2009 and $177,000 and $458,000 for the nine months ended September 30, 2009 and 2010. Based on stock options outstanding as of September 30, 2010, we had unrecognized, stock-based compensation of $2,701,000. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

As of September 30, 2010, we had outstanding vested options to purchase 993,164 shares of our common stock and unvested options to purchase 605,822 shares of our common stock with an intrinsic value of approximately $11,489,000 and $1,974,000, respectively.

Significant Factors Used in Determining Fair Value of Our Common Stock

The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our audit committee or board of directors based upon information available to it at the time of grant. Because, prior to our initial public offering, there was no public market for our common stock, our audit committee or board of directors determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information available as of December 31, 2007 and for each quarter end thereafter until we completed our initial public offering on April 22, 2010. The valuation information included reviews of our business and general economic, market and other conditions that could be reasonably evaluated at that time, including our financial results, business agreements, intellectual property and capital structure. The valuation information also included a thorough review of the conditions of the industry in which we operate and the markets that we serve. Our audit committee or board of directors conducted an analysis of the fair market value of our company considering two widely accepted valuation approaches: (1) market approach and (2) income approach. These valuation approaches are based on a number of assumptions, including our future revenues and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

Under the market approach, the guideline market multiple methodology was applied, which involved the multiplication of revenues by risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with our principal business operations. Revenue multiples were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between our and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for our company. The risk analysis incorporated factors that relate to, among other things, the nature of the industry in which we and other comparable companies are engaged. Under the income approach, we applied the discounted cash flow methodology, which involved estimating the present value of the projected cash flows to be generated from the business and theoretically available to the capital providers of our company. A discount rate was applied to the projected future cash flows to reflect all risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of projected cash flows. The terminal value was an estimate of the value of the enterprise on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indication of value for the enterprise. Our board of directors and audit committee took these two approaches into consideration when establishing the fair value of our common stock.

Set forth below is a summary of our stock option grants from January 1, 2009 through December 31, 2009 and our contemporaneous valuations and Black-Scholes values for those grants. Following December 31, 2009, all stock option grants were valued at either the price to the public of our common stock for our initial public offering or at the closing sale price of our common stock on the Nasdaq Global Market on the date of grant.

	Number of	Per Share	Fair Value(s)		Black-Scholes
	Options	Exercise	Estimate		Value(s)
Period of Grant	Granted	Price(s)	Per Share	Valuation Date(s)	Per Share

First Quarter — 2009	82,503	$3.45	$3.45	February 10, 2009	$1.84
Second Quarter — 2009	99,858 (1)	$2.43-2.55	$2.43 - 2.55	April 1, 2009 and April 22, 2009	$1.31-1.42
Third Quarter — 2009	238,527 (2)	$3.03	$3.03	July 23, 2009	$0.15-1.69
Fourth Quarter — 2009	801	$3.71	$3.71	October 22, 2009	$7.49

(1)	On April 1, 2009, we unilaterally amended the terms of the 82,503 stock options granted to three employees in the first quarter of 2009 to reduce the exercise price for all of the shares subject to each option to $2.43 per share, which was the fair market value of our common stock on the date of the amendments. The amendments did not affect the vesting provisions or the number of shares subject to any of the option awards. For financial statement reporting, we treat the previously granted options as being forfeited and the amendments as new option grants; however, none of the holders of these options made any investment decisions in connection with the amendments.

(2)	On July 23, 2009, we unilaterally amended the terms of 237,726 stock options granted to 17 employees and one director to reduce the exercise price for all of the shares subject to options previously granted to the employees and director. The amendments did not affect the vesting provisions or the number of shares subject to any of the option awards. For financial statement reporting, we treat the previously granted options as being forfeited and the amendments as new option grants; however, none of the holders of the previously granted options made any investment decisions in connection with the amendments.

Our audit committee and board of directors made their determinations as to the fair value in connection with the grant of stock options exercising their best reasonable judgment at the time of grant. In the absence of a public market for our common stock, numerous objective and subjective factors (the “Key Valuation Considerations”) were analyzed to determine the fair value at each grant date, including the following:

Business Conditions and Results:

•	Our actual financial condition and results of operations during the relevant period;
•	The status of strategic initiatives to increase the market for our services;
•	The competitive environment that existed at the time of the valuation;
•	All important developments for our company, including the growth of our customer base and the progress of our business model, such as the introduction of new services; and

•	The status of our efforts to build our management team to retain and recruit the talent and size organization required to support our anticipated growth.

Market Conditions:

•	The market conditions affecting the technology industry; and
•	The general economic outlook in the United States and on a global basis, including the extreme market downturn and turmoil that was triggered in part by the September 2008 Lehman Brothers bankruptcy filing as well as the ensuing decrease in employment, purchasing power and consumer confidence that significantly affected the U.S. and global economy and future outlook for both.

Liquidity and Valuation:

•	The fact that the option grants involved illiquid securities in a private company; and
•	The likelihood of achieving a liquidity event for the shares of common stock underlying the options such as an initial public offering or sale of our common stock, given prevailing market conditions and our relative financial condition at the time of grant.

As noted below, the significant factors contributing to the differences between the valuation of our common stock as determined by our audit committee or board of directors and our initial public offering price of $12.00 per share include the following:

•	Contemporaneous valuations that we performed through October 22, 2009 all included a lack of marketability discount of 30% due to the uncertainty in the feasibility and timing of any public offering. An initial public offering price would include a marketability discount of 0% since the stock sold in the offering will not have restrictions on marketability;
•	Recent market performance of the Nasdaq Stock Market and other Software-as-a-Service companies have improved. Specifically, the Nasdaq Stock Market increased 7% from September 30, 2009 to December 31, 2009 and the Nasdaq Stock Market has increased 13% from September 30, 2009 to March 22, 2010. In addition, Software-as-a-Service companies have seen improved valuations and market prices, which we believe increases the value of our common stock;
•	2009 was the first year our revenues reached a sufficient level to provide us with sustainable, positive cash flow, which provides support to our stockholders that we have obtained revenue levels that will allow us to leverage our infrastructure and achieve greater profitability as we increase our business. We believe the ability to generate positive cash flow validates our business model. Our business involves selling our solution to thousands of recurring revenue customers who pay low monthly fees to us; therefore, it is critical that we reach a critical customer count to cover our infrastructure costs. Once sufficient revenue levels are met, our margins improve and we produce positive cash flow that can be used for working capital or potential, strategic acquisitions. We believe reaching this milestone significantly increases our value and, accordingly, the value of our common stock; and
•	Financial projections that were used in 2009 by the audit committee and board of directors in valuing the common stock were based in part on estimates of 2009 and future performance. The projections assumed that we would begin to demonstrate improved scalability and leverage of our infrastructure costs in 2009. Our actual performance in 2009 exceeded our management’s expectations and led to improved scalability and leverage of our infrastructure costs; therefore, we believe that the value of our common stock has increased substantially from the value determined early in the fourth quarter of 2009.

Specifics related to grants from January 1, 2009 to December 31, 2009 are as follows:

First Quarter — 2009

During the first quarter of 2009, we granted 82,503 stock options with an exercise price of $3.45 per share. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the Key Valuation Considerations and factors described below and determined the fair market value of our common stock in good faith to be $3.45 per share.

•	Results of Operations: Our cash and cash equivalents and short-term investment balances of $3.7 million as of December 31, 2008 were not sufficient to sustain long term growth and provide cash to invest in operations. Our revenues grew from $6.9 million for the three months ended December 31, 2007 to $8.1 million for the three months ended December 31, 2008. At the same time, our losses for each of the last three quarters of 2008 were $(555,000), $(134,000) and $(287,000).
•	Preferred Stock Preferences: During this period our audit committee also considered the rights, preferences and privileges of the preferred stock relative to the common stock. As of December 31, 2008, our preferred stock possessed an aggregate liquidation preference of $38.6 million. The participation rights of our preferred stock also provide that the preferred stock participates with the common stock pro rata in our remaining assets. Our audit committee did not believe at that time we were a candidate for a liquidity event, such as an initial public offering or sale of the company at a premium whereby our preferred stock would convert to common thereby eliminating the liquidation preferences of the preferred stock.

As indicated above, we performed a contemporaneous valuation of the fair value of our common stock as of February 10, 2009. In our valuation analysis, we utilized the market approach and the income approach. The discounted cash flow used in the income approach applied (i) the appropriate risk-adjusted discount rate, which in this case was 19.5%, to estimated debt-free cash flows, based on forecasted revenues and (ii) multiples to revenues to determine a terminal value, which in this case was 1.5 times revenues. The projections used in connection with the income approach were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

The values of our company calculated under each methodology were given equal weight based upon our audit committee’s estimate as of the valuation date, of the meaningfulness of each methodology to our company’s valuation. Based on these inputs, our marketable minority equity value was determined to be $63.0 million. The Black-Scholes option pricing model was then used to perform an equity allocation of the marketable minority value of $63.0 million to each of the series and classes of equity capital to derive a common stock value. The resulting valuation determined a per share value of $3.45 after considering a lack of marketability discount of 30%.

Second Quarter — 2009

During the second quarter of 2009, we granted 17,355 stock options with a per share exercise price of $2.55 on April 22, 2009 and on April 1, 2009 amended the exercise price of 82,503 stock options previously granted to three employees to lower the exercise price to $2.43 per share. We treat the amended options as newly granted options for financial statement reporting purposes. In the absence of a public trading market for our common stock, our audit committee, with input from management, considered the Key Valuation Considerations and factors described below and determined the fair market value of our common stock in good faith to be $2.43 per share on April 1, 2009 and $2.55 per share on April 22, 2009.

•	Results of Operations: Our cash and cash equivalents and short-term investment balances of $4.3 million as of March 31, 2009, which were not sufficient to sustain long-term growth and provide cash to invest in operations.

Our revenues grew from $7.0 million for the three months ended March 31, 2008 to $8.5 million for the three months ended March 31, 2009. At the same time, our losses for each of the three most recently completed quarters were $(134,000), $(287,000) and $(54,000).

•	Preferred Stock Preferences: During this period our audit committee also considered the rights, preferences and privileges of our preferred stock relative to the common stock. As of March 31, 2009, our preferred stock possessed an aggregate liquidation preference of $38.6 million. The participation rights of our preferred stock also provide that the preferred stock participates with the common stock pro rata in our remaining assets. Our audit committee did not believe at that time we were a candidate for a liquidity event, such as an initial public offering or sale of our company at a premium whereby our preferred stock would convert to common thereby eliminating the liquidation preferences of the preferred stock.

As indicated above, we performed a contemporaneous valuation of the fair value of our common stock as of April 1, 2009 for the amended options and as of April 22, 2009 for the options granted on that date. In our valuation analysis, we utilized the market approach and the income approach. The discounted cash flow used in the income approach applied (i) the appropriate risk-adjusted discount rate, which in this case was 19.5%, to estimated debt-free cash flows, based on forecasted revenues and (ii) multiples to revenues to determine a terminal value, which in this case was 1.5 times revenues. The projections used in connection with the income approach were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

The values of our company calculated under each methodology were given equal weight based upon our audit committee’s estimate as of the valuation date, of the meaningfulness of each methodology to our company’s valuation. Based on these inputs, our marketable minority equity value was determined to be $64.0 million as of April 1, 2009. The Black-Scholes option pricing model was then used to perform an equity allocation of the marketable minority value of $64.0 million to each of the series and classes of equity capital to derive a common stock value as of that date. The resulting valuation determined a per share value of $2.43 on April 1, 2009 after considering a lack of marketability discount of 30%. Our marketable minority equity value was determined to be $64.6 million as of April 22, 2009. The Black-Scholes option pricing model was then used to perform an equity allocation of the marketable minority value of $64.6 million to each of the series and classes of equity capital to derive a common stock value as of that date. The resulting valuation determined a per share value of $2.55 after considering a lack of marketability discount of 30%.

The decrease in the per share value of our common stock during the first and second quarters of 2009 compared to October 31, 2008 primarily was the result of a decrease in the value of the publicly traded companies used in our market analysis as well as revised company projections that reduced our expected revenues and cash flows in light of the general economic downturn that continued during that time.

Third Quarter — 2009

During the third quarter of 2009, on July 23, 2009, we granted 801 stock options and amended 237,726 stock options such that all options granted or amended during the period had a per share exercise price of $3.03. We treat the amended options as newly granted options for financial statement reporting purposes. In the absence of a public trading market for our common stock, our audit committee, with input from management, considered the Key Valuation Considerations and factors described below and determined the fair market value of our common stock in good faith to be $3.03 per share.

•	Results of Operations: Our cash and cash equivalents and short-term investments balances of $5.4 million as of June 30, 2009 were not sufficient to sustain long-term growth and provide cash to invest in operations. Our revenues grew from $7.6 million for the three months ended June 30, 2008 to $9.6 million for the three months ended June 30, 2009. At the same time, our income (loss) for each of the three most recently completed quarters were $(287,000), $(54,000) and $657,000.

•	Preferred Stock Preferences: During this period our audit committee also considered the rights, preferences and privileges of our preferred stock relative to the common stock. As of June 30, 2009, our preferred stock possessed an aggregate liquidation preference of $38.6 million. The participation rights of our preferred stock also provide that the preferred stock participates with the common stock pro rata in our remaining assets. At that time, our audit committee believed we could become a candidate for a liquidity event, such as an initial public offering or sale of our company at a premium whereby our preferred stock would convert to common thereby eliminating the liquidation preferences of the preferred stock. However, the audit committee was unsure if there was any interest by potential underwriters for an initial public offering or by potential acquirers of the Company, as neither the audit committee nor the board of directors had held any substantive discussions with potential underwriters or acquirers during the preceding 12 months. If there was interest by a potential underwriter or acquirer, the audit committee also was unsure of when an offering or acquisition would occur and believed any offering or acquisition could occur well in the future.

As indicated above, we performed a contemporaneous valuation of the fair value of our common stock as of July 23, 2009. In our valuation analysis, we utilized the market approach and the income approach. The discounted cash flow used in the income approach applied (i) the appropriate risk-adjusted discount rate, which in this case was 19.5%, to estimated debt-free cash flows, based on forecasted revenues and (ii) multiples to revenues to determine a terminal value, which in this case was 1.5 times revenues. The projections used in connection with the income approach were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

The values of our company calculated under each methodology were given equal weight based upon our audit committee’s estimate as of the valuation date, of the meaningfulness of each methodology to our company’s valuation. Based on these inputs, our marketable minority equity value was determined to be $71.8 million. The Black-Scholes option pricing model was then used to perform an equity allocation of the marketable minority value of $71.8 million to each of the series and classes of equity capital to derive a common stock value. The resulting valuation determined a per share value of $3.03 after considering a lack of marketability discount of 30%.

Fourth Quarter — 2009

During the fourth quarter of 2009, we granted 801 stock options on October 22, 2009 with a per share exercise price of $3.71. In the absence of a public trading market for our common stock, our audit committee, with input from management, considered the Key Valuation Considerations and factors described below and determined the fair market value of our common stock in good faith to be $3.71 per share.

•	Results of Operations: Our cash and cash equivalents and short-term investments balances of $5.8 million as of September 30, 2009 were not sufficient to sustain long-term growth and provide cash to invest in operations. Our revenues grew from $8.1 million for the three months ended September 30, 2008 to $9.6 million for the three months ended September 30, 2009. At the same time, our income (loss) for each of the three most recently completed quarters was $(54,000), $657,000 and $346,000.
•	Preferred Stock Preferences: During this period our audit committee also considered the rights, preferences and privileges of our preferred stock relative to the common stock. As of September 30, 2009, our preferred stock possessed an aggregate liquidation preference of $38.6 million. The participation rights of our preferred stock also provide that the preferred stock participates with the common stock pro rata in our remaining assets. At that time, our audit committee believed we could become a candidate for a liquidity event, such as an initial public offering or sale of our company at a premium whereby our preferred stock would convert to common thereby eliminating the liquidation preferences of the preferred stock. In early October 2009, the board of directors received feedback from potential underwriters that we were a potentially viable candidate for an initial public offering, but the board was unsure if it would proceed with such an offering and therefore did not change any of the Key Valuation Considerations at that time.

As indicated above, we performed a contemporaneous valuation of the fair value of our common stock as of October 22, 2009. In our valuation analysis, we utilized the market approach and the income approach. The discounted cash flow used in the income approach applied (i) the appropriate risk-adjusted discount rate, which in this case was 19.5%, to estimated debt-free cash flows, based on forecasted revenues and (ii) multiples to revenues to determine a terminal value, which in this case was 1.5 times revenues. The projections used in connection with the income approach were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

The values of our company calculated under each methodology were given equal weight based upon our audit committee’s estimate as of the valuation date, of the meaningfulness of each methodology to our company’s valuation. Based on these inputs, our marketable minority equity value was determined to be $82.2 million. The Black-Scholes option pricing model was then used to perform an equity allocation of the marketable minority value of $82.2 million to each of the series and classes of equity capital to derive a common stock value. The resulting valuation determined a per share value of $3.71 after considering a lack of marketability discount of 30%.

Research and Development

We account for the costs incurred to develop our software solution in accordance with ASC 350-40, Intangibles — Goodwill and Other. Capitalizable costs consists of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met.

Our research and development expenses primarily consist of personnel costs for development and maintenance of our existing solutions. Historically, we therefore have expensed all research and development expenditures as incurred.

Valuation of Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We test goodwill for impairment annually at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the net assets with their carrying value. Fair value is determined using the future cash flows expected to be generated. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of goodwill. This implied fair value is then compared to the carrying amount of goodwill and, if it is less, we would recognize an impairment loss. There has been no impairment of these assets to date.

The valuation of goodwill requires the use of discounted cash flow valuation models. Those models require estimates of future revenue, profits, capital expenditures and working capital. These estimates will be determined by evaluating historical trends, current budgets, operating plans and industry data. Determining the fair value of goodwill includes significant judgment by management and different judgments could yield different results.

We have reviewed our operations and determined that to date we have had one reporting unit. We based our conclusion primarily on the fact that we do not prepare separate financial information for distinct units, we do not have segment or unit managers that are responsible for specific solutions we provide and our management and board of directors use only one set of financial information to make decisions about resources to be allocated among our company.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(In thousands)
				(Unaudited)

Revenues	$25,198	$30,697	$37,746	$27,765	$32,678
Cost of revenues	6,379	9,258	11,715	8,742	9,293

Gross profit	18,819	21,439	26,031	19,023	23,385

Operating expenses
Sales and marketing	11,636	12,493	13,506	10,005	11,768
Research and development	3,546	3,640	4,305	3,226	3,218
General and administrative	5,458	6,716	6,339	4,671	5,805

Total operating expenses	20,640	22,849	24,150	17,902	20,791

Income (loss) from operations	(1,821)	(1,410)	1,881	1,121	2,594
Other income (expense)
Interest expense	(439)	(419)	(270)	(225)	(66)
Interest income	—	—	—	—	104
Other income (expense)	120	28	(358)	113	(93)

Total other expense	(319)	(391)	(628)	(112)	(55)
Income tax expense	(16)	(94)	(91)	(60)	(96)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443

The following table sets forth, for the periods indicated, our results of operations expressed as a percentage of revenues:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Revenues	100%	100%	100%	100%	100%
Cost of revenues	25	30	31	32	28

Gross profit	75	70	69	68	72
Operating expenses
Sales and marketing	46	41	36	36	36
Research and development	14	12	11	12	10
General and administrative	22	22	17	17	18

Total operating expenses	82	75	64	65	64

Income (loss) from operations	(7)	(5)	5	4	8
Other income (expense)
Interest expense	(2)	(1)	(1)	(1)	—
Interest income	—	—	—	—	—
Other income (expense)	—	—	(1)	—	—

Total other expense	(2)	(1)	(2)	—	—
Income tax expense	—	—	—	—	—

Net income (loss)	(9)%	(6)%	3%	3%	8%

Due to rounding, totals may not equal the sum of the line items in the table above.

Nine Months Ended September 30, 2010 compared to Nine Months Ended September 30, 2009

Revenues. Revenues for the nine months ended September 30, 2010 increased $4.9 million, or 18%, to $32.7 million from $27.8 million for the same period in 2009. Our fiscal quarter ended September 30, 2010 represented our 39th consecutive quarter of increased revenues. The increase in revenues for both periods resulted from an 11% increase in recurring revenue customers to 12,117 at September 30, 2010 from 10,939 at September 30, 2009, as well as an 11% increase in annualized average recurring revenues per recurring revenue customer to $3,226 from $2,900. The increase in annualized average recurring revenues per recurring revenue customer was primarily attributable to increased fees resulting from increased usage of our solutions by our recurring revenue customers. Recurring revenues from recurring revenue customers accounted for 83% of our total revenues for the nine months ended September 30, 2010, compared to 80% for the same period in 2009. We anticipate that the number of recurring revenue customers and the recurring revenues per recurring revenue customer will continue to increase as we increase the number of solutions we offer, such as the Trading Partner Intelligence solution we introduced in 2009, and increase the penetration of those solutions across our customer base.

Cost of Revenues. Cost of revenues for the nine months ended September 30, 2010 increased $551,000, or 6%, to $9.3 million from $8.7 million for the same period in 2009. The increase in costs was primarily attributable to higher costs of personnel, network services and depreciation. As a percentage of revenues, cost of revenues was 28% for the nine months ended September 30, 2010, compared to 32% for the same period in 2009. Increased revenues allowed us to leverage our personnel and infrastructure costs and decrease our cost of revenues as a percentage of total revenues. Going forward, we anticipate that cost of revenues will increase in absolute dollars as we continue to build our business.

Sales and Marketing Expenses. Sales and marketing expenses for the nine months ended September 30, 2010 increased $1.8 million, or 18%, to $11.8 million from $10.0 million for the same period in 2009. The increase in sales and marketing expenses was due to higher commissions earned by sales personnel from new business, as well as increased personnel costs. As a percentage of revenues, sales and marketing expenses were 36% for each of the nine months ended September 30, 2010 and 2009. As we work to grow our business, we will continue to add resources to our sales and marketing efforts over time, and we expect that these expenses will increase in absolute dollars.

Research and Development Expenses. Research and development expenses for the nine months ended September 30, 2010 were $3.2 million, which was comparable to the same period in 2009. As a percentage of revenues, research and development expenses were 10% for the nine months ended September 30, 2010, compared to 12% for the same period in 2009. Increased revenues contributed to the decrease in research and development expenses as a percentage of revenues. We expect research and development expenses will increase in absolute dollars as we continue to enhance and expand our solutions and applications.

General and Administrative Expenses. For the nine months ended September 30, 2010, general and administrative expenses increased $1.1 million, or 24%, to $5.8 million from $4.7 million for the same period in 2009. The increase in general and administrative expenses was due to increased expenses related to being a public company, including board of director, legal and accounting fees. As a percentage of revenues, general and administrative expenses were 18% for the nine months ended September 30, 2010, compared to 17% for the same period in 2009. Going forward, we expect that general and administrative expenses will increase in absolute dollars.

Other Income (Expense). Interest expense for the nine months ended September 30, 2010 decreased $159,000, or 71%, to $66,000 from $225,000 for the same period in 2009. The decrease in interest expense was principally due to reduced equipment borrowings and the repayment of all outstanding indebtedness under our credit facility in 2010. Interest income for the nine months ended September 30, 2010 was $104,000 as the result of interest earned on the net cash proceeds from our initial public offering in April 2010. Other expense for the nine months ended September 30, 2010 was $93,000 compared to other income of $113,000 for the same period in 2009. The other income (expense) change was driven primarily by updating the value of outstanding preferred stock warrants to fair market value as required by generally accepted accounting principles. We expect that there will be no further income or expense related to these warrants as they were converted to common stock warrants with the completion of our initial public offering on April 22, 2010.

Income Tax Expense. Income tax expense was $96,000 for the nine months ended September 30, 2010 compared to $60,000 for the same period in 2009. We record our interim provision for income taxes based on our estimated annual effective tax rate for the year. Our provision for income taxes includes estimated federal alternative minimum taxes, state income and franchise taxes, as well as deferred tax expense resulting from the book and tax basis difference in goodwill from a prior asset acquisition.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues. Revenues for 2009 increased $7.0 million, or 23%, to $37.7 million from $30.7 million for 2008. The increase in revenues resulted primarily from a 9% increase in recurring revenue customers to 11,003 from 10,076 as well as a 10% increase in average recurring revenues per recurring revenue customer to $2,879 from $2,622. The increase in average recurring revenues per recurring revenue customer was primarily attributable to increased fees resulting from increased usage of our solutions by our recurring revenue customers. In addition, $1.2 million of the increase in revenues was due to higher testing and certification revenues due to a greater number of enablement campaigns for 2009. In 2009, we had our highest level of revenues from Trading Partner Enablement due to significant increased demand for enablement from our retailers in the year.

Cost of Revenues. Cost of revenues for 2009 increased $2.4 million, or 27%, to $11.7 million from $9.3 million for 2008. Of the increase in costs, approximately $2.1 million resulted from an increase in personnel costs, which was primarily attributable to the additional employees we hired for our implementation groups and customer support team. The remaining $300,000 increase was primarily due to higher costs of network services and depreciation. As a percentage of revenues, cost of revenues was 31% for 2009 compared to 30% for 2008.

Sales and Marketing Expenses. Sales and marketing expenses for 2009 increased $1.0 million, or 8%, to $13.5 million from $12.5 million for 2008. The increase in the dollar amount is due to higher commissions earned by sales personnel from new business. As a percentage of revenues, sales and marketing expenses were 36% for 2009 compared to 41% for 2008. Increased revenues for 2009 compared to 2008 allowed us to leverage our fixed sales and marketing expenses and caused the decrease in sales and marketing expenses as a percentage of revenues.

Research and Development Expenses. Research and development expenses for 2009 increased $665,000, or 18%, to $4.3 million from $3.6 million for 2008. The increase in the dollar amount was primarily related to increased personnel costs of $502,000 due to increased salaries and wages for 2009 as well as costs for employees added during 2009. We also had additional consulting fees of $147,000 during 2009 compared to 2008, as consultants supplemented development work on new solutions. As a percentage of revenues, research and development expenses were 11% for 2009 compared to 12% for 2008.

General and Administrative Expenses. General and administrative expenses for 2009 decreased $377,000, or 6%, to $6.3 million from $6.7 million for 2008. As a percentage of revenues, general and administrative expenses were 17% for 2009 compared to 22% for 2008. In February 2009, the subscriber relationships from our 2006 Owens Direct acquisition became fully amortized, causing a decrease in amortization costs included in general and administrative expenses for the remainder of 2009 and driving the decrease in general and administrative expenses in absolute dollars and as a percentage of revenues.

Other Income (Expense). Interest expense for 2009 decreased $149,000, or 36%, to $270,000 from $419,000 for 2008. The decrease in interest expense is principally due to reduced equipment borrowings. Other expense for 2009 was $358,000 compared to other income of $28,000 for 2008. The other income (expense) change was driven by updating the value of preferred stock warrants we issued to fair market value using the Black-Scholes method.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues. Revenues for 2008 increased $5.5 million, or 22%, to $30.7 million from $25.2 million for 2007. The increase in revenues resulted primarily from a 6% increase in recurring revenue customers to 10,076 from 9,496 as well as a 10% increase in average recurring revenues per recurring revenue customer to $2,622 from $2,385. The increase in average recurring revenues per recurring revenue customer was primarily attributable to increased fees resulting from increased usage of our solutions by our recurring revenue customers.

Cost of Revenues. Cost of revenues for 2008 increased $2.9 million, or 45%, to $9.3 million from $6.4 million for 2007. Of the increase in costs, $2.3 million is related to personnel costs associated with implementation and customer and applications support based on business growth. The principal driver of these increased personnel costs, which we amortize over 24 months, is the additional employees we hired during 2007 to provide implementation services to support our focus on integrating our solutions into our recurring revenue customers’ business systems. This resulted in a larger impact in 2008 than 2007. Additionally, $500,000 of the increase in cost of revenues from 2007 to 2008 is attributable to direct cost, which includes cost of resale and increased depreciation. As a percentage of revenues, cost of revenues was 30% for 2008 compared to 25% for 2007. Cost of revenues increased as a percentage of revenues because the increased personnel costs for 2008 did not correspond with an increase in revenues for the period.

Sales and Marketing Expenses. Sales and marketing expenses for 2008 increased $857,000, or 7%, to $12.5 million from $11.6 million for 2007. The increase in sales and marketing expenses is due to the increase in personnel costs driven by an increase to the number of employees in sales and marketing in 2008 compared to 2007. As a percentage of revenues, sales and marketing expenses were 41% for 2008 compared to 46% for 2007. Sales and marketing expenses decreased as a percentage of revenues because we effectively leveraged these costs across the revenues generated by the recurring revenue customers added during 2008.

Research and Development Expenses. Research and development expenses for 2008 increased $94,000, or 3%, to $3.6 million from $3.5 million for 2007. As a percentage of revenues, research and development expenses were 12% for 2008 compared to 14% for 2007. Research and development expenses decreased as a percentage of revenues because we effectively leveraged these expenses across the revenues generated by recurring revenue customers during 2008.

General and Administrative Expenses. General and administrative expenses for 2008 increased $1.2 million, or 23%, to $6.7 million from $5.5 million for 2007. The increase in the dollar amount of general and administrative expenses is primarily due to increased personnel costs for internal information technology support. Also contributing to the increase were a $102,000 increase in credit card fees from increased usage of our solutions as well as an increase of $245,000 resulting from a charge for bad debt, which we believe was attributable to the general economic downturn that continued throughout 2008. Auditing and legal fees increased by $169,000 in 2008 compared to 2007 due to additional activities such as quarterly common stock valuation analyses and having quarterly reviews completed by our auditors. As a percentage of revenues, general and administrative expenses remained constant for 2008 compared to 2007.

Other Income (Expense). Interest expense for 2008 decreased $20,000, or 5%, to $419,000 from $439,000 for 2007. The decrease in interest expense is due to reduced equipment borrowings. Other income for 2008 decreased $92,000, or 77%, to $28,000 from $120,000 for 2007. In 2007, other income included $54,000 for a sales tax refund, and higher interest income on certificates of deposits.

Quarterly Results of Operations

The following tables set forth our unaudited operating results, Adjusted EBITDA and non-GAAP net income (loss) per diluted share for each of the eleven quarters preceding and including the period ended September 30, 2010 and the percentage of revenues for each line item shown. The information is derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(Unaudited; in thousands)

Statement of Operations Data:
Revenues	$6,957	$7,586	$8,074	$8,080	$8,531	$9,600	$9,634	$9,981	$10,243	$10,944	$11,491
Cost of revenues(1)	1,986	2,199	2,435	2,638	2,837	2,896	3,009	2,973	2,981	3,101	3,211

Gross profit	4,971	5,387	5,639	5,442	5,694	6,704	6,625	7,008	7,262	7,843	8,280
Operating expenses
Sales and marketing(1)	3,162	3,240	3,101	2,990	3,075	3,397	3,533	3,501	3,507	4,122	4,139
Research and development(1)	949	954	875	862	1,044	1,059	1,123	1,079	1,043	1,067	1,108
General and administrative(1)	1,639	1,669	1,684	1,724	1,652	1,514	1,505	1,668	1,665	1,975	2,165

Total operating expenses	5,750	5,863	5,660	5,576	5,771	5,970	6,161	6,248	6,215	7,164	7,412
Income (loss) from operations	(779)	(476)	(21)	(134)	(77)	734	464	760	1,047	679	868
Other income (expense)
Interest expense	(112)	(106)	(104)	(97)	(89)	(75)	(61)	(45)	(45)	(13)	(8)
Interest income	—	—	—	—	—	—	—	—	—	—	104
Other income (expense)	(21)	29	(6)	26	123	(2)	(8)	(471)	(18)	10	(85)

Total other income (expense)	(133)	(77)	(110)	(71)	34	(77)	(69)	(516)	(63)	(3)	11
Income tax expense (benefit)	(7)	(2)	(3)	(82)	(11)	—	(49)	(31)	(65)	(38)	7

Net income (loss)	$(919)	$(555)	$(134)	$(287)	$(54)	$657	$346	$213	$919	$638	$886

Operating Data:
Adjusted EBITDA(2)	$(259)	$76	$504	$442	$536	$1,103	$861	$706	$1,422	$1,267	$1,418
Recurring revenue customers	9,808	9,949	10,033	10,076	10,273	10,709	10,939	11,003	11,392	11,804	12,117
Non-GAAP net income (loss) per diluted share(3)	$(2.77)	$(1.18)	$0.01	$(0.13)	$0.01	$0.08	$0.05	$0.03	$0.10	$0.07	$0.09

(1)	Includes stock-based compensation expense, as follows:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(Unaudited; in thousands)

Cost of revenues	$4	$4	$4	$7	$12	$11	$20	$10	$10	$24	$31
Sales and marketing	14	15	15	16	15	17	42	17	17	48	64
Research and development	1	1	1	1	1	1	1	1	1	4	7
General and administrative	17	17	17	23	20	21	16	23	23	99	130

Total	$36	$37	$37	$47	$48	$50	$79	$51	$51	$175	$232

(2)	EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, interest income and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, share-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(Unaudited; in thousands)

Net income (loss)	$(919)	$(555)	$(134)	$(287)	$(54)	$657	$346	$213	$919	$638	$886
Depreciation and amortization	505	486	494	503	442	321	326	366	342	403	403
Interest expense	112	106	104	97	89	75	61	45	45	13	8
Interest income	—	—	—	—	—	—	—	—	—	—	(104)
Income tax expense (benefit)	7	2	3	82	11	—	49	31	65	38	(7)

EBITDA	(295)	39	467	395	488	1,053	782	655	1,371	1,092	1,186
Non-cash, share-based compensation expense	36	37	37	47	48	50	79	51	51	175	232

Adjusted EBITDA	$(295)	$76	$504	$442	$536	$1,103	$861	$706	$1,422	$1,267	$1,418

(3)	Non-GAAP net income (loss) per share consists of net income (loss) plus non-cash, share-based compensation expense and amortization expense related to intangible assets divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP net income (loss) per share is useful to an investor because it is widely used to measure a company’s operating performance. The following table provides a reconciliation of net income (loss) to non-GAAP net income (loss) per share (in thousands, except per share amounts):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(Unaudited; in thousands, except per share data)

Net income (loss)	$(919)	$(555)	$(134)	$(287)	$(54)	$657	$346	$213	$919	$638	$886
Non-cash, share-based compensation expense	36	37	37	47	48	50	79	51	51	175	232
Amortization of intangible assets	197	197	197	197	143	12	—	—	—	—	—

Non-GAAP net income (loss)	$(686)	$(321)	$100	$(43)	$137	$719	$425	$264	$970	$813	$1,118

Shares used to compute non-GAAP net income (loss) per share
Basic	248	273	323	331	331	331	331	329	327	8,301	11,620
Diluted	248	273	9,226	331	9,203	9,046	9,004	9,428	9,525	11,844	12,413
Non-GAAP net income (loss) per share
Basic	$(2.77)	$(1.18)	$0.31	$(0.13)	$0.41	$2.17	$1.28	$0.80	$2.97	$0.10	$0.10
Diluted	$(2.77)	$(1.18)	$0.01	$(0.13)	$0.01	$0.08	$0.05	$0.03	$0.10	$0.07	$0.09

As a percentage of revenues:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
							(Unaudited)

Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	29	29	30	33	33	30	31	30	29	28	28

Gross profit	71	71	70	67	67	70	69	70	71	72	72
Operating expenses
Sales and marketing	45	43	38	37	36	35	37	35	34	38	36
Research and development	14	13	11	11	12	11	12	11	10	10	10
General and administrative	24	22	21	21	19	16	16	17	16	18	19

Total operating expenses	83	77	70	69	68	62	64	63	61	66	64

Income (loss) from operations	(11)	(6)	—	(2)	(1)	8	5	7	10	6	8
Other income (expense)
Interest expense	(2)	(1)	(1)	(1)	(1)	(1)	(1)	—	—	—	—
Interest income	—	—	—	—	—	—	—	—	—	—	1
Other income (expense)	—	—	—	—	1	—	—	(5)	—	—	(1)

Total other income (expense)	(2)	(1)	(1)	(1)	—	(1)	(1)	(5)	(1)	—	—

Income tax (expense) benefit	—	—	—	(1)	—	—	(1)	—	(1)	—	—

Net income (loss)	(13)%	(7)%	(2)%	(4)%	(1)%	7%	4%	2%	9%	6%	8%

Due to rounding, totals may not equal the sum of the line items in the table above.

Revenues increased sequentially for all quarters presented primarily due to increases in our recurring revenue customers and increases in recurring revenue per recurring revenue customer.

Gross profits have generally increased each quarter as we continue to grow our business. Gross profit margins generally have decreased as we have added personnel across all areas of our business to support our growth and expected future business. Going forward we would anticipate gross profit margins will approximate their current level as revenue growth begins to match the personnel costs we have added to build our business.

Operating expenses generally have been increasing because we have added personnel across all areas of our business to support our growth and expected future business.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through the sale of preferred stock, borrowings under credit facilities and, prior to 2004, issuances of notes payable to stockholders. At September 30, 2010, our principal sources of liquidity were cash and cash equivalents totaling $39.1 million and accounts receivable, net of allowance for doubtful accounts, of $5.5 million compared to cash and cash equivalents of $5.9 million and accounts receivable, net of allowance for doubtful accounts, of $4.8 million at December 31, 2009. Our working capital as of September 30, 2010 was $40.6 million compared to working capital of $5.0 million as of December 31, 2009. We bill our recurring revenue customers in arrears for monthly service fees and initial integration set-up fees. As a result, the amount of our accounts receivable at the end of a period is driven significantly by our revenues from recurring revenue customers for the last month of the period, and our cash flows from operations are affected by our collection of amounts due from customers for services that resulted in the recognition of revenues in a prior period. The increase in working capital from December 31, 2009 to September 30, 2010 resulted primarily from the following:

•	$33.2 million increase in cash and cash equivalents, primarily representing the net proceeds from our initial public offering in April 2010;
•	$751,000 increase in net accounts receivable, due to new business for the nine months ended September 30, 2010;
•	$455,000 increase in deferred costs, current for expenses related to increased implementation resources and commission payments for new business;
•	$449,000 decrease in prepaid expenses and other current assets, as prepaid expenses related to our initial public offering were recognized;
•	$287,000 decrease in accounts payable, and $175,000 decrease in accrued expenses and other current liabilities, as payments were made on invoices and accruals related to our initial public offering;
•	$714,000 increase in accrued compensation and benefits, due primarily to increased salary accruals, slightly offset by payments made in early 2010 for bonuses accrued as of December 31, 2009;
•	$267,000 increase in current deferred revenue, due to new business for the nine months ended September 30, 2010; and
•	$2.2 million decrease in the current portion of long-term debt and line of credit, as amounts were repaid with proceeds from our initial public offering.

Net Cash Flows from Operating Activities

Net cash provided by operating activities was $4.1 million for each of the nine months ended September 30, 2010 and 2009, as the approximate $1.5 million increase in net income was more than offset by the changes in non-cash expenses and the changes in working capital accounts as discussed above.

Net cash provided by (used in) operating activities was $5.2 million for 2009, $(807,000) for 2008 and $(803,000) for 2007. For 2009, net cash provided by operating activities was primarily a result of $1.2 million of net income, non-cash depreciation and amortization of $1.5 million, a $1.1 million increase in accrued compensation for bonuses in 2009 compared to 2008 due to our improved performance in 2009, and an $844,000 increase in deferred revenue. Increases in deferred revenue are due to continued growth in new business, offset by the recognition of setup revenue recognized ratably over time.

For 2008, net cash used in operating activities was primarily a result of a $1.9 million net loss, offset by $2.0 million in non-cash depreciation and amortization expense, an increase in accounts receivable of $811,000 due to business growth and an increase in deferred costs of $1.7 million primarily related to increased personnel costs associated with our increased implementations in the period, offset by increased deferred revenue from growth in new business of $1.5 million.

For 2007, net cash used in operating activities was primarily a result of a $2.2 million net loss, offset by $1.8 million in non-cash depreciation and amortization expense, and an increase in deferred costs of $2.9 million primarily related to increased personnel costs associated with our increased implementations in the period, offset by increased deferred revenue from growth in new business of $1.8 million and an increase in accrued compensation of $658,000 due to increased bonus compensation.

Net Cash Flows from Investing Activities

For the nine months ended September 30, 2010 and 2009, net cash used in investing activities was $1.2 million and $506,000 respectively, all for capital expenditures. Capital expenditures in 2010 included a significant consolidated purchase of middleware and database licenses.

For 2009, net cash used in investing activities was $1.0 million for the purchase of various capital expenditures. In general, our various capital expenditures are for supporting our existing customer base, growth in new business, and internal use such as equipment for our employees. Net cash provided by investing for 2008 was $379,000, consisting of the sale of short-term investments of $1.3 million, partially offset by $884,000 in capital expenditures. Net cash used in investing was $2.4 million for 2007, consisting of $1.1 million of capital expenditures and $1.3 million for the purchase of short-term investments.

Net Cash Flows from Financing Activities

Net cash provided by financing activities was $30.3 million for the nine months ended September 30, 2010, representing the approximate $33.0 million of net proceeds from our initial public offering slightly offset by $2.6 million of net repayments on our outstanding indebtedness. Net cash used in financing activities was $1.5 million for the nine months ended September 30, 2009, representing net repayments on outstanding indebtedness.

Net cash used in financing activities was $1.9 million for 2009. We used these funds to pay $1.3 million in equipment loans and capital lease obligations and to pay $679,000 toward the term loan from our Owens Direct acquisition. For 2008, net cash used in financing activities was $711,000. We used these funds primarily to pay capital lease obligations as well as to pay a portion of the term loan from our Owens Direct acquisition. For 2007, net cash flows provided by financing was $6.1 million, primarily from the issuance of Series C redeemable convertible preferred stock in April 2007.

Credit Facility

We terminated our credit facility with BlueCrest Venture Finance Master Fund Limited effective March 31, 2010, such that no new borrowings will be made and all related outstanding indebtedness was repaid during the quarter ended June 30, 2010. We are currently reviewing our future needs for a credit facility.

Pursuant to this facility, BlueCrest provided us a series of equipment term loans that were payable in 36 equal monthly installments. In 2007, BlueCrest agreed to make equipment loans to us from time to time until December 31, 2007. Before its commitment expired, BlueCrest made loans in the aggregate principal amount of $1.2 million, of which $212,000 was outstanding as of December 31, 2009. Each loan bore interest at a per annum rate equal to the sum of (i) 7.20% plus (ii) the greater of 4.84% or the yield on three-year U.S. Treasury notes on the date the loan was made. In 2008, BlueCrest agreed to make additional equipment loans to us from time to time until December 31, 2008. Before its commitment expired, BlueCrest made loans in the aggregate principal amount of $756,000, of which $520,000 was outstanding as of December 31, 2009. Each loan bore interest at a per annum rate equal to the sum of (i) 9.25% plus (ii) the greater of 2.55% or the yield on three-year U.S. Treasury notes on the date the loan was made.

In 2009, BlueCrest established a revolving credit facility that allowed us to borrow an amount that did not exceed the lesser of the revolving loan commitment and the borrowing base. The amount of the revolving loan commitment was $3.5 million. The borrowing base was determined monthly and calculated based on specified percentages of our domestic and Canadian accounts receivable, less certain reserves established by BlueCrest. As of December 31,

2009, the maximum amount we could borrow under the revolving facility was $1.5 million, all of which we had borrowed. The revolving facility bore interest at the rate of 9.00% per annum and terminated on March 31, 2010.

Adequacy of Capital Resources

Our future capital requirements may vary materially from those now planned and will depend on many factors, including the costs to develop and implement new solutions and applications, the sales and marketing resources needed to further penetrate our market and gain acceptance of new solutions and applications we develop, the expansion of our operations in the United States and internationally and the response of competitors to our solutions and applications. Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business.

We believe our cash and cash equivalents and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2009 are summarized below:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
			(In thousands)

Long-term debt obligations(1)	$732	$499	$233	$—	$—
Capital lease obligations	460	338	122	—	—
Operating lease obligations	2,229	776	1,453	—	—
Other long-term liabilities(2)	4,135	—	—	—	—

Total	$7,556	$1,613	$1,808	$—	$—

(1)	Consists of equipment loans from BlueCrest Venture Finance Master Fund Limited.

(2)	Consists of the long-term portion of deferred revenues and deferred tax liability.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Risk. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure. All of our outstanding debt as of December 31, 2008 and 2009 had a fixed rate. We therefore do not have any material risk to interest rate fluctuations.

Foreign Currency Exchange Risk. Our results of operations and cash flows are not materially affected by fluctuations in foreign currency exchange rates.

Seasonality

The size and breadth of our customer base mitigates the seasonality of any particular retailer. As a result, our results of operations are not materially affected by seasonality.

New Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board, or FASB, issued guidance that delayed the effective date of Accounting Standards Codification, or ASC, 820, Fair Value Measurements and Disclosures, for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted ASC 820 for non-financial assets and non-financial liabilities on January 1, 2009, and such adoption did not have a material impact on our financial condition or results of operations.

In April 2009, the FASB issued guidance that requires interim reporting period disclosure about the fair value of certain financial instruments, effective for interim reporting periods ending after June 15, 2009. We have adopted these disclosure requirements. Due to their nature, the carrying value of our cash, receivables, payables and debt obligations approximates fair value.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” Subsequent events that provide evidence about conditions that arose after the balance-sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” The disclosure requirements of ASC 855 were effective for interim and annual periods ending after June 15, 2009. In February 2010, Accounting Standards Update, or ASU, 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements, was issued to clarify disclosure requirements and align with SEC subsequent event disclosure guidelines. We have adopted this new standard.

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP. Use of the new codification was effective for interim and annual periods ending after September 15, 2009. We have used the new codification in reference to GAAP in this report.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the fair value requirements of ASC subtopic 605-25, Revenue Recognition-Multiple Element Arrangements, by allowing the use of the “best estimate of selling price” in addition to Vendor Objective Evidence (now referred to as third-party evidence or TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when Vendor Specific Objective Evidence or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted.

In October 2009, the FASB issued ASU No. 2009-14, Software (ASC Topic 985), Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the scope of ASC subtopic 965-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

ASU No. 2009-13 and ASU No. 2009-14 both require expanded qualitative and quantitative disclosures and are effective for fiscal years beginning on or after June 15, 2010. However, companies may elect to adopt the updated requirements as early as interim periods ended September 30, 2009. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating the impact of adopting these updates.

BUSINESS

Overview

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. We provide our solutions through SPSCommerce.net, a hosted software suite that improves the way suppliers, retailers, distributors and other customers manage and fulfill orders. Implementing and maintaining supply chain management software is resource intensive and not a core competency for most businesses. SPSCommerce.net uses pre-built integrations to eliminate the need for on-premise software and support staff, which enables our supplier customers to shorten supply cycle times, optimize inventory levels, reduce costs and satisfy retailer requirements. As of September 30, 2010, we had over 12,100 customers with contracts to pay us monthly fees, which we refer to as recurring revenue customers. We have also generated revenues by providing supply chain management solutions to an additional 26,000 organizations that, together with our recurring revenue customers, we refer to as our customers. Once connected to our platform, our customers often require integrations to new organizations that represent an expansion of our platform and new sources of revenues for us.

We deliver our solutions to our customers over the Internet using a Software-as-a-Service model. This model enables our customers to easily interact with their trading partners around the world without the local implementation and servicing of software that traditional on-premise solutions require. Our delivery model also enables us to offer greater functionality, integration and reliability with less cost and risk than traditional solutions. Our platform features pre-built integrations with 3,000 order management models across more than 1,500 retailers, grocers and distributors, as well as integrations to over 100 accounting, warehouse management, enterprise resource planning and packing and shipping applications. Our delivery model leverages our existing integrations across current and new customers. As a result, each integration that we add to SPSCommerce.net makes our platform more appealing to potential customers by increasing the number of pre-built integrations we offer. Furthermore, integrating trading partners to SPSCommerce.net can generate new sales leads from the organizations with which we integrate our customers because those organizations typically have other trading partners who can benefit from our solutions. We systematically pursue these sales leads to convert them into new customers.

For 2007, 2008, 2009, and the nine months ended September 30, 2010, we generated revenues of $25.2 million, $30.7 million, $37.7 million and $32.7 million. Our fiscal quarter ended September 30, 2010 represented our 39th consecutive quarter of increased revenues. Recurring revenues from recurring revenue customers accounted for 83%, 84%, 80% and 83% of our total revenues for 2007, 2008, 2009 and the nine months ended September 30, 2010. No customer represented over 2% of our revenues for 2007, 2008, 2009 or the nine months ended September 30, 2010.

Our Industry

Supply Chain Management Industry Background

The supply chain management industry serves thousands of retailers around the world supplied with goods from tens of thousands of suppliers. Additional participants in this market include distributors, third-party logistics providers, manufacturers, fulfillment and warehousing providers and sourcing companies. Supply chain management involves communicating data related to the exchange of goods among these trading partners. At every stage of the supply chain there are inefficient, labor-intensive processes between trading partners with significant documentation requirements, such as the counting, sorting and verifying of goods before shipment, while in transit and upon delivery. Supply chain management solutions must address trading partners’ needs for integration, collaboration, connectivity, visibility and data analytics to improve the speed, accuracy and efficiency with which goods are ordered and supplied.

The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled companies to adopt on-demand applications at an increasing rate. As familiarity and acceptance of on-demand solutions continues to accelerate, we believe companies, both large and small, will continue to turn to on-demand delivery methods similar to ours for their supply chain integration needs, as opposed to traditional on-premise software deployment. Our target market, supply chain integration solutions delivered on a Software-as-a-Service platform, is one of many which comprise the global Software-as-a-Service market. International Data Corporation, or IDC, estimated in June 2010 that the global Software-as-a-Service market reached $13.1 billion in 2009 and expects it to increase to $40.5 billion in 2014, a compound annual growth rate of 25.3%.

The Rule Books — Integration Between Retailers and Suppliers

Retailers impose specific work-flow rules and standards on their trading partners for electronically communicating supply chain information. These “rule books” include specific business processes for suppliers to exchange data and documentation requirements such as invoices, purchase orders and advance shipping notices. Rule books can be hundreds of pages, and retailers frequently have multiple rule books for international requirements or specific fulfillment models. Suppliers working with multiple retailers need to accommodate different rule books for each retailer. These rule books are not standardized between retailers, but vary based on a retailer’s size, industry and technological capabilities. The responsibility for creating information “maps,” which are integration connections between the retailer and the supplier that comply with the retailer’s rule books, resides primarily with the supplier. The cost of noncompliance can be refusal of delivered goods, fines and ultimately a termination of the supplier’s relationship with the retailer. The complexity of retailers’ requirements and consequences of noncompliance create growing demand for specialized supply chain management solutions.

Traditional Supply Chain Management Solutions

Traditional supply chain management solutions range from non-automated paper or fax solutions to electronic solutions implemented using on-premise licensed software. On-premise licensed software provides connectivity between only one organization and its trading partners and typically requires significant time and technical expertise to configure, deploy and maintain. These software providers primarily link retailers and suppliers through the Electronic Data Interchange protocol that enables the structured electronic transmission of data between organizations. Because of set-up and maintenance costs, technical complexity and a growing volume of requirements from retailers, the traditional software model is not well suited for many suppliers, especially those small and medium in size.

Key Trends in Supply Chain Management

A number of key trends are impacting the supply chain management industry and increasing demand for supply chain management solutions. These include:

•	Increasing Retailer Service and Performance Demands. Within the supply chain ecosystem, retailers hold a significant strategic position relative to their trading partners, particularly small- and medium-sized suppliers. Retailers maintain the direct relationship with the consumer and collect the retail price, within which the cost of manufacture and distribution must be covered. Given this power dynamic, retailers continuously demand enhanced levels of performance from suppliers, including more frequent on-time delivery of goods, increased availability of goods to manage inventory and lower prices. We believe the recent economic downturn has exacerbated these trends.
•	Globalization of the Supply Chain Ecosystem. Globalization creates the need for participants in the supply chain ecosystem to connect across time zones with different languages and regulatory environments. Retailers typically demand a 10-day turnaround upon submitting a purchase order. However, growing physical distances between the sources of materials, manufacturers and retailers, as well as the complexities of connecting with trading partners worldwide, increase the time a supplier typically needs to obtain goods to 60 days from receipt of a purchase order. This increased time pressure to deliver goods requires that the various trading partners in the supply chain communicate more efficiently than current solutions typically offer.
•	Increasing Complexity of the Supply Chain Ecosystem. Increasing cost pressures force many suppliers, especially those of a small and medium size, to focus on product development and business management. This specialization drives organizations to outsource non-core business functions, including fabrication, distribution and transportation. Outsourcing these functions increases the number of participants in the supply chain ecosystem. The increasing complexity from these additional participants drives demand for a more integrated approach allowing suppliers to communicate and track a larger volume of information among a larger number of trading partners than traditional solutions have supported.
•	Increasing Use of Outsourcing by Small- and Medium-Sized Suppliers. The outsourcing of non-core business functions, including by small- and medium-sized suppliers, has helped participants in the supply chain ecosystem become more comfortable utilizing outsourced service providers, including for information technology services. Limited internal expertise and constrained budgets also drive the need for suppliers to rely on third-party service providers to manage the complexity of their supply chain at an affordable cost.

Need for Effective Analysis of Data for Intelligent Decision Making

Integrating retailers and suppliers is a first step in addressing the complexities in the supply chain ecosystem. As the number and geographic dispersion of trading partners has grown, so too has the volume of data produced by the supply chain. As a result, trading partners want a solution to effectively consolidate, distill and channel information to managers and decision-makers who can use the information to drive efficiency, revenue growth and profitability. The abundance of data produced by these processes, including data for fulfillment, sales and inventory levels, is often inaccessible to trading partners for analysis. The data and related analytics are essential for optimizing the inventory and fulfillment process and will continue to drive demand for supply chain management solutions.

Organizations are continuing to increase their demand for gathering and analyzing data. For example, IDC estimated in September 2010 that the worldwide business analytics software market will grow from $24.3 billion in 2009 to $34.0 billion in 2014 at a compound annual growth rate of 7.0%. This broader market is subcategorized by IDC into three segments: performance management and analytic applications, business intelligence and analytic tools, and data warehousing platform software. The performance management and analytic applications segment includes the supply chain analytic applications market. We believe our target market of analytical applications falls within both the business intelligence and analytic tools sub-segment, which is expected to grow from $8.6 billion in 2009 to $12.4 billion in 2014, at a compound annual growth rate of 7.5%, as well as the supply chain analytic applications market, which is expected to grow from $1.6 billion in 2009 to $2.1 billion in 2014 at a compound annual growth rate of 5.5%.

Software-as-a-Service Solutions Provide Flexibility and Effective Management Across the Supply Chain

A Software-as-a-Service model is well suited for providing supply chain management solutions. On-demand solutions are able to continue utilizing standard connectivity protocols, such as Electronic Data Interchange, but also are able to support other protocols, such as XML, as retailers require. These on-demand solutions connect suppliers and retailers more efficiently than traditional on-premise software solutions by leveraging the integrations created for a single supplier across all participating suppliers.

Trading partners are demanding better supply chain management solutions than traditional on-premise software, which does not efficiently integrate an organization to all of its trading partners. Software-as-a-Service solutions allow an organization to connect across the supply chain ecosystem, addressing increased retailer demands, globalization and increased complexity affecting the supply chain. Also, Software-as-a-Service solutions can integrate supply chain management applications with organizations’ existing enterprise resource planning systems. The increased integration with trading partners and into organizations’ business systems increases the reliance of customers on the solutions their Software-as-a-Service vendors provide. We believe suppliers will increasingly turn to Software-as-a-Service solutions for a simple, cost-effective solution to supply chain management problems.

SPSCommerce.net: Our Platform

We operate one of the largest trading partner integration centers through SPSCommerce.net, a hosted software suite that improves the way suppliers, retailers, distributors and other trading partners manage and fulfill orders. More than 38,000 customers across more than 40 countries have used our platform to enhance their trading relationships. SPSCommerce.net fundamentally changes how organizations use electronic communication to manage their supply chains by replacing the collection of traditional, custom-built, point-to-point integrations with a “hub-and-spoke” model whereby a single integration to SPSCommerce.net allows an organization to connect seamlessly to the entire SPSCommerce.net network of trading partners.

SPSCommerce.net combines integrations that comply with 3,000 rule books for more than 1,500 retailers, grocers and distributors, through a multi-tenant architecture and provides ancillary support services that deliver a comprehensive set of supply chain management solutions to customers. By maintaining current integrations with retailers such as Wal-Mart, Target, Macy’s and Safeway, SPSCommerce.net obviates the need for suppliers to continually stay up-to-date with the rule book changes required by these large retailers. Moreover, by leveraging an on-demand delivery model, we eliminate or greatly reduce the burden on suppliers to support and maintain an on-premise software application, thereby reducing ongoing operating costs. As the communication hub for trading partners, we provide seamless, cost-effective integration and connectivity as well as increased visibility and data analytics capabilities for retailers and suppliers across their supply chains, each of which is difficult to gain from traditional, point-to-point integration solutions.

Our platform places us at the center of the supply chain ecosystem and benefits every member of the chain.

Supplier Benefits. SPSCommerce.net provides suppliers, distributors, third-party logistics providers, outsourced manufacturers, fulfillment and warehousing providers and sourcing companies the following benefits:

•	More reliable and faster integration with retailers by leveraging our expertise to comply with retailers’ rule book requirements;
•	Reduced costs through improved efficiency and accuracy in the order fulfillment process through on-demand communications with trading partners around the world, reduced manual data entry and access to support services such as our translation application;
•	Reduced deployment risk, simplified ongoing operations and lower maintenance costs, each of which results from the ability of SPSCommerce.net to provide a supplier with connectivity to its trading partners without a significant upfront investment in specialized software or ongoing investments in personnel to maintain the software; and
•	Increased sales from enhanced supply chain visibility into retailers’ inventory and point-of-sale information, which reduces out-of-stock situations and improves the effectiveness of promotional activities.

Retailer Benefits. We enable buying organizations, such as retailers, grocers and distributors, to establish more comprehensive and advanced integrations with a broader set of suppliers. Our platform also provides these buying organizations the following benefits:

•	Reduced expenses through automation of the receipt of goods at distribution centers, more effective reconciliation of shipments, orders and payments, and reduced manual effort and data entry;
•	Improved reliability of suppliers who are more likely to comply with rule book requirements by leveraging our expertise integrating trading partners;

•	Decreased cost and enhanced quality of inventory by more efficiently tracking sales and inventory information and communicating with suppliers; and
•	Growth of revenue by reducing the risk of failing to keep products in stock and the associated reputational impact with consumers.

Our platform delivers suppliers and retailers the following solutions:

•	Trading Partner Integration. Our Trading Partner Integration solution replaces or augments an organization’s existing trading partner electronic communication infrastructure, enabling suppliers to comply with retailers’ rule books and allowing for the electronic exchange of information among numerous trading partners through various protocols.
•	Trading Partner Enablement. Our Trading Partner Enablement solution helps organizations, typically large retailers, implement new integrations with trading partners to drive automation and electronic communication across their supply chains.
•	Trading Partner Intelligence. In 2009, we introduced our Trading Partner Intelligence solution, which consists of six data analytics applications and allows our supplier customers to improve their visibility across, and analysis of, their supply chains. Retailers improve their visibility into supplier performance and their understanding of product sell-through.
•	Other Trading Partner Solutions. We provide a number of peripheral solutions such as barcode labeling and our scan and pack application, which helps trading partners process information to streamline the picking and packaging process.

Our Go-to-Market Approach

As one of the largest on-demand supply chain management solutions providers, the trading partner relationships that we enable among our retailer, supplier and fulfillment customers naturally lead to new customer acquisition opportunities.

“Network Effect” of SPSCommerce.net

Once connected to our network, trading partners can exchange electronic supply chain information with each other. Through our platform, we helped over 38,000 customers to communicate electronically with their trading partners. The value of our platform increases with the number of trading partners connected to the platform. The addition of each new customer to our platform allows that new customer to communicate with our existing customers and allows our existing customers to route orders to the new customer. This “network effect” of adding an additional customer to our platform creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity amongst our network participants, we earn additional revenues from these participants.

Customer Acquisition Sources

Trading Partner Enablement. When a retailer decides to change the workflow or protocol by which it interacts with its suppliers, the retailer may engage us to work with its supplier base to communicate and test the change in procedure. Performing these programs on behalf of retailers often generates supplier sales leads for us, many of which may become recurring revenue customers.

Referrals from Trading Partners. We also receive sales leads from customers of SPSCommerce.net seeking to communicate electronically with their trading partners. For example, a supplier may refer to us its third-party logistics provider or manufacturer which is not in our network. This viral referral effect has helped us to add thousands of customers to our platform every year and has proven to be a significant source of sales lead generation.

This viral sales lead generation allows us to acquire new customers at a lower cost than traditional marketing programs. Typically, these new customers become recurring revenue customers.

Channel Partners. In addition to the customer acquisition sources identified above, we market our solutions through channel partners. For example, we have contractual relationships with a leading global logistics provider and NetSuite, through whom we gain additional sales. In the case of the leading global logistics provider, we private label our applications, which are in turn sold as this company’s branded services. This company sells our applications through their sales force at no cost to us. In our relationship with NetSuite, we refer customers to one another to gain additional revenue sources.

Our Sales Force

We also sell our solutions through a direct sales force of over 75 people. Our sales force is organized as follows:

•	Retailer Sales. We employ a team of sales professionals who focus on selling our Trading Partner Enablement solution to retailers, grocers and distributors. These sales professionals seek to establish relationships with executive managers at existing and new retailers, through whom we generate supplier sales leads. In addition to supplier sales leads, a portion of these retailers purchase our solutions as well, resulting in increased revenue generation.
•	Supplier Sales. We employ a team of supplier sales representatives based in North America. We also maintain an office in China with sales representatives and opened direct sales offices in the United Kingdom and France in February 2010. Our sales professionals primarily work over the phone to convert sales leads into customers and then actively sell additional solutions to those customers over time.
•	Business Development Efforts. Our business development organization focuses on indirect sales channels. This group establishes relationships with resellers, system integrators, software providers and other partners. In the future, we expect to forge additional indirect channel partnerships to continue to grow this part of our business.

Other Marketing Initiatives

We actively engage in sales lead generation and nurturing programs through direct mail, email and telemarketing campaigns. Our marketing programs include public relations, web seminars, trade shows and industry conferences and an annual user conference. We publish white papers relating to supply chain issues and develop customer reference programs, such as customer case studies. We also provide marketing support and referral programs for channel partners.

Our Growth Strategy

Our objective is to be the leading global provider of supply chain management solutions. Key elements of our strategy include:

•	Further Penetrate Our Current Market. We believe the global supply chain management market is under-penetrated and, as the supply chain ecosystem becomes more complex and geographically dispersed, the demand for supply chain management solutions will increase, especially among small- and medium-sized businesses. We intend to continue leveraging our relationships with customers and their trading partners to obtain new sales leads. We believe our leadership in providing supply chain management solutions favorably positions us to convert these sales leads into customers.
•	Increase Revenues from Our Customer Base. We believe our overall customer satisfaction is strong and will lead our customers to further utilize our current solutions as their businesses grow, generating additional revenues for us. We also expect to introduce new solutions to sell to our customers. We believe our position as the incumbent supply chain management solution provider to our customers, our integration into our recurring revenue customers’ business systems and the modular nature of our platform are conducive to deploying additional solutions with customers.

•	Expand Our Distribution Channels. We intend to grow our business by expanding our network of direct sales representatives to gain new customers. We also believe there are valuable opportunities to promote and sell our solutions through collaboration with other providers. For example, we currently provide tracking, visibility and data analysis applications to a leading global logistics provider. We believe there are opportunities for us to leverage our relationship with this company to identify sales leads that will continue to lead to new customers. We integrated our applications with NetSuite’s business software, which is another relationship we expect will continue to provide us new sales leads.
•	Expand Our International Presence. We believe our presence in China represents a significant competitive advantage. We plan to increase our international sales efforts to obtain new supplier customers around the world. As part of this plan, we opened direct sales and support offices in the United Kingdom and France in February 2010. We are in the process of forming a wholly-owned subsidiary organized under the laws of Hong Kong. We intend to leverage our current international presence to increase the number of integrations we have with retailers in foreign markets to make our platform more valuable to suppliers based overseas.
•	Enhance and Expand Our Platform. We intend to further improve and develop the functionality and features of our platform, including developing new solutions and applications. For example, in 2009, we launched our Trading Partner Intelligence solution, which delivers data analytics applications to suppliers and retailers to improve performance. We also introduced a scan and pack application in 2009 that helps trading partners process information to streamline the picking and packaging process.
•	Selectively Pursue Strategic Acquisitions. The fragmented nature of our market provides opportunity for selective acquisitions. To complement and accelerate our internal growth, we may pursue acquisitions of other supply chain management companies to add customers. We also may pursue acquisitions that allow us to expand into regions or industries where we do not have a significant presence or to offer new functionalities we do not currently provide. We plan to evaluate potential acquisitions of other supply chain management companies primarily based on the number of customers the acquisition would provide relative to the purchase price. We plan to evaluate potential acquisitions to expand into new regions or industries or offer additional functionalities primarily based on the anticipated growth the acquisition would provide, the purchase price and our ability to integrate and operate the acquired business. We are not currently in negotiations for any acquisitions.

Technology, Development and Operations

Technology

We were an early provider of Software-as-a-Service solutions to the supply chain management industry, launching the first version of our platform in 1997. We use commercially available hardware and a combination of proprietary and commercially available software, including software from Oracle, Microsoft, Sun and EMC, as well as open source software including Linux and Apache.

The software we license from third parties is typically licensed to us pursuant to a multi-year or perpetual license that includes a multi-year support services agreement with the third party. Our ability to access upgrades to certain software is conditioned upon our continual maintenance of a support services agreement with the third party between the date of the initial license and the date on which we seek or are required to upgrade the software. Although we believe we could replace the software we currently license from third parties with alternative software, doing so could take time, could result in the temporary unavailability of our platform and increase our costs of operations.

Our scalable, on-demand platform treats all customers as logically separate tenants in central applications and databases. As a result, we spread the cost of delivering our solutions across our customer base. Because we do not manage thousands of distinct applications with their own business logic and database schemes, we believe that we can scale our business faster than traditional software vendors, even those that modified their products to be accessible over the Internet.

Development

Our research and development efforts focus on improving and enhancing our existing solutions, as well as developing new solutions and applications. Because of our multi-tenant architecture, we provide our customers with a single version of our platform, which we believe allows us to maintain relatively low research and development expenses compared to traditional on-premise licensed software solutions that support multiple versions.

Operations

We serve our customers from two third-party data centers located in Minneapolis and Saint Paul, Minnesota. These facilities provide security measures, environmental controls and sophisticated fire systems. Additionally, redundant electrical generators and environmental control devices are required to keep servers running. We operate all of the hardware on which our applications run in the data centers.

We continuously monitor the performance of our platform. We have a site operations team that provides system management, maintenance, monitoring and back-up. We have monitoring software that continually checks our platform and key underlying components at regular intervals for availability and performance, ensuring our platform is available and providing adequate response.

To facilitate loss recovery, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. Databases leverage third-party features for real-time replication across sites. This is designed to ensure near real-time data recovery in the event of a malfunction with a primary database or server.

Our Customers

As of September 30, 2010, we had over 12,100 recurring revenue customers and over 38,000 total customers. Our primary source of revenue is from small- to mid-sized suppliers in the consumer packaged goods industry. We also generate revenues from other members of the supply chain ecosystem, including retailers, grocers, distributors, third-party logistics providers and other trading partners. No customer represented over 2% of our revenues in 2007, 2008, 2009 or the nine months ended September 30, 2010.

Competition

Vendors in the supply chain management industry offer solutions through three delivery methods: on-demand, traditional on-premise software and managed services.

The market for on-demand supply chain management solutions is fragmented and rapidly evolving. Software-as-a-Service vendors compete directly with each other based on the following:

•	breadth of pre-built connections to retailers, third-party logistics providers and other trading partners;
•	history of establishing and maintaining reliable integration connections with trading partners;
•	reputation of the Software-as-a-Service vendor in the supply chain management industry;
•	price;
•	specialization in a customer market segment;
•	speed and quality with which the Software-as-a-Service vendor can integrate its customers to their trading partners;

•	functionality of the Software-as-a-Service solution, such as the ability to integrate the solution with a customer’s business systems;
•	breadth of complementary supply chain management solutions the Software-as-a-Service vendor offers; and
•	training and customer support services provided during and after a customer’s initial integration.

We expect to encounter new and increased competition as this market segment consolidates and matures. Consolidation among Software-as-a-Service vendors could create a direct competitor that is able to compete with us more effectively than the numerous, smaller vendors currently offering Software-as-a-Service supply chain management solutions. Increased competition from Software-as-a-Service vendors could reduce our market share, revenues and operating margins or otherwise adversely affect our business.

Software-as-a-Service vendors also compete with traditional on-premise software companies and managed service providers. Traditional on-premise software companies focused on supply chain integration management include Sterling Commerce, a subsidiary of IBM, GXS Corporation, Extol International and Seeburger. These companies offer a “do-it-yourself” approach in which customers purchase, install and manage specialized software, hardware and value-added networks for their supply chain integration needs. This approach requires customers to invest in staff to operate and maintain the software. Traditional on-premise software companies use a single-tenant approach in which information maps to retailers are built for and used by one supplier, as compared to Software-as-a-Service solutions that allow multiple customers to share information maps with a retailer.

Managed service providers focused on the supply chain management market include Sterling Commerce and GXS. These companies combine traditional on-premise software, hardware and value-added networks with professional information technology services to manage these resources. Like traditional on-premise software companies, managed service providers use a single-tenant approach.

Customers of traditional on-premise software companies and managed service providers typically make significant upfront investments in the supply chain management solutions these competitors provide, which can decrease the customers’ willingness to abandon their investments in favor of a Software-as-a-Service solution. Software-as-a-Service supply chain management solutions also are at a relatively early stage of development compared to traditional on-premise software and managed service providers. Software-as-a-Service vendors compete with these better established solutions based on total cost of ownership and flexibility. If suppliers do not perceive the benefits of Software-as-a-Service solutions, or if suppliers are unwilling to abandon their investments in other supply chain management solutions, our business and growth may suffer. In addition, many traditional on-premise software companies and managed service providers have larger customer bases and may be better capitalized than we are, which may provide them with an advantage in developing, marketing or servicing solutions that compete with ours.

Intellectual Property and Proprietary Content

We rely on a combination of copyright, trademark and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information. We registered the marks SPSCommerce.net and SPS Commerce in the United States. We do not have any patents or applications for patents. Our trade secrets consist primarily of the software we have developed for our SPSCommerce.net integration center. Our software is also protected under copyright law, but we do not have any registered copyrights.

Legal Proceedings

We are not currently subject to any material legal proceedings. From time to time, we have been named as a defendant in legal actions arising from our normal business activities, none of which has had a material effect on our business, results of operations or financial condition. We believe that we have obtained adequate insurance coverage or rights to indemnification in connection with potential legal proceedings that may arise.

Facilities

Our corporate headquarters, including our principal administrative, marketing, sales, technical support and research and development facilities, are located in Minneapolis, where we lease approximately 55,400 square feet under an agreement that expires on October 31, 2012.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Employees

As of September 30, 2010, we had 337 employees. We also employ independent contractors to support our operations. We believe that our continued success will depend on our ability to continue to attract and retain skilled technical and sales personnel. We have never had a work stoppage, and none of our employees are represented by a labor union. We believe our relationship with our employees is good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers:

Name	Age	Position

Archie C. Black	48	Chief Executive Officer, President and Director
Kimberly K. Nelson	43	Executive Vice President and Chief Financial Officer
James J. Frome	45	Executive Vice President and Chief Strategy Officer
Michael J. Gray	51	Executive Vice President of Operations
David J. Novak, Jr.	42	Executive Vice President of Business Development
Steve A. Cobb	39	Chairman of the Board of Directors
Michael B. Gorman	44	Director
Martin J. Leestma	52	Director
Philip E. Soran	54	Director
George H. Spencer, III	47	Director
Sven A. Wehrwein	59	Director

Executive Officers

Archie C. Black joined us in 1998 as our Senior Vice President and Chief Financial Officer and served in those capacities until becoming our President and Chief Executive Officer and a director in 2001. Prior to joining us, Mr. Black was a Senior Vice President and Chief Financial Officer at Investment Advisors, Inc. in Minneapolis, Minnesota. Prior to Investment Advisors, he spent three years at Price Waterhouse.

We believe Mr. Black is qualified to serve on our board of directors because of his extensive management, financial, and operational experience and his experience with our company.

Kimberly K. Nelson has served as our Executive Vice President and Chief Financial Officer since November 2007. Prior to joining us, Ms. Nelson served as the Finance Director, Investor Relations for Amazon.com from June 2005 through November 2007. From April 2003 until June 2005, she served as the Finance Director, Worldwide Application for Amazon.com’s Technology group. Ms. Nelson also served as Amazon.com’s Finance Director, Financial Planning and Analysis from December 2000 until April 2003.

James J. Frome has served as our Executive Vice President and Chief Strategy Officer since March 2001. Mr. Frome served as our Vice President of Marketing from July 2000 to March 2001. Prior to joining us, he served as a Divisional Vice President of marketing at Sterling Software, Inc. from 1999 to 2000. Prior to joining Sterling Software, he served as a Senior Product Manager and Director of Product Management at Information Advantage, Inc. from 1993 to 1999.

Michael J. Gray has served as our Executive Vice President of Operations since November 2008. Prior to joining us, Mr. Gray served as Chief Technology Officer at IDeaS Revenue Optimization from October 2007 to November 2008. From 2001 to October 2007, Mr. Gray served as Senior Director of Technology at Thomson Corporation (formerly West Publishing). Mr. Gray also served in various leadership and technical position at Thomson Corporation prior to his promotion to Senior Director of Technology.

David J. Novak, Jr. has served as our Executive Vice President of Business Development since 2007. Prior to joining us, he served as Vice President of Sales, North America-Business Intelligence for Oracle Corporation from January 2006 to June 2007. Prior to Oracle’s acquisition of Siebel Systems, Inc. in 2006, he served as Regional Vice President of Sales — Western U.S. and Asia Pacific for Siebel Systems’ business intelligence division starting in 2001.

Board of Directors

Steve A. Cobb was elected to our board of directors in December 2006. He is currently a Managing Director of CID Capital where he has served since 2001. Prior to joining CID Capital, he was a finance manager with Procter & Gamble.

Mr. Cobb’s qualifications to serve on our board of directors include, among other skills and qualifications, his financial capabilities due to his expertise in the private equity field and his general business experience due to his board service on other companies. As chairman of the nominating and governance committee, Mr. Cobb also keeps the board abreast of current issues and collaborates with our senior management team.

Michael B. Gorman has served as a member of our board of directors since March 1998. Mr. Gorman is a Managing Director of Split Rock Partners, a venture capital firm which he co-founded in June 2004. From 1995 until June 2004, Mr. Gorman was a General Partner at St. Paul Venture Capital, a venture capital firm, where he focused on early-stage investing in software and Internet services companies. Mr. Gorman’s prior work experience includes serving as a management consultant with Bain & Company, where he assisted clients in the development and execution of corporate strategies.

Mr. Gorman’s qualifications to serve on our board of directors include, among other skills and qualifications, his extensive experience with venture capital companies, including his focus on software and internet services companies, and his general business knowledge.

Martin J. Leestma has served on our board of directors since March 2006. He served as the President, Chief Executive Officer, and was a member of the board of directors for Retek Information Systems from 2003 to 2005, during which time Retek was a publicly-traded company. Prior to joining Retek, he was Global Managing Partner of Retail Technology at Accenture from 1996 to 1999 and Managing Partner of North American Consumer Goods & Services from 1999 to 2002. He became Global Industry Managing Partner — Retail & CG&S industries in 2002 and served in this role until his departure in 2003. Since 2005, he has served as an independent business consultant.

Mr. Leestma’s qualifications to serve on our board of directors include, among other skills and qualifications his general business experience due to his work as an independent business consultant and his experience with public companies as the chief executive officer of Retek Information Systems, a software company, from 2003 to 2005.

Philip E. Soran has served on our board of directors since July 2010. He is currently the President and Chief Executive Officer of Compellent Technologies, Inc., which he co-founded in March 2002. From July 1995 to August 2001, Mr. Soran served as President, Chief Executive Officer and member of the board of directors of Xiotech, which Mr. Soran co-founded in July 1995. Xiotech was acquired by Seagate in January 2000. From October 1993 to April 1995, Mr. Soran served as Executive Vice President of Prodea Software Corporation, a data warehousing software company. Mr. Soran also held a variety of management, sales, marketing and technical positions with IBM. Mr. Soran also served on the board of directors of Stellent, Inc. from April 2003 until its acquisition by Oracle Corporation in December 2006.

Mr. Soran’s qualifications to serve on our board of directors include, among other skills and qualifications, his experience as a chief executive officer of a publicly-traded company, his experience in founding and building technology companies as well as his corporate vision and operational knowledge, which provide strategic guidance to the board.

George H. Spencer, III has served on our board of directors since February 2000. He is Senior Managing Director at Seyen Capital, which he co-founded in October 2006, and serves as a Senior Consultant to Adams Street Partners, LLC, which he co-founded and where he served as a Partner from 1999 to October 2006.

Mr. Spencer’s qualifications to serve on our board of directors include, among other skills and qualifications, his extensive experience in the venture capital industry and general business experience due to his board service on other companies. As chairman of the compensation committee, Mr. Spencer also keeps the board abreast of current issues and collaborates with our senior management team.

Sven A. Wehrwein has served on our board of directors since July 2008. He has been an independent financial consultant to emerging companies since 1999. He has more than 30 years of experience as an investment banker, chief financial officer and certified public accountant. He currently serves on the board of directors of Compellent Technologies, Inc., Image Sensing Systems, Inc., Synovis Life Technologies, Inc., Uroplasty, Inc. and Vital Images, Inc., all of which are publicly-traded companies. In 2005 and 2006, Mr. Wehrwein served as a director of six mutual funds in the Van Wagoner group.

Mr. Wehrwein’s qualifications to serve on our board of directors include, among other skills and qualifications, his capabilities in financial understanding, strategic planning, and auditing expertise, given his experiences in investment banking and in financial leadership positions. As chairman of the audit committee, Mr. Wehrwein also keeps the board abreast of current audit issues and collaborates with our independent auditors and senior management team.

Messrs. Cobb, Gorman, Spencer and Black were elected to our board of directors pursuant to a voting agreement entered into in connection with the sale of our Series C convertible preferred stock in 2007. The voting agreement provided that the parties thereto will vote for nominees of the venture capital funds with which Messrs. Cobb, Gorman and Spencer are affiliated for so long as the applicable fund and its affiliates own a specified percentage of our capital stock. The voting agreement also provided that our chief executive officer will be elected to serve as a director. This voting agreement terminated upon the closing of our initial public offering in April 2010.

Board Composition

Our board of directors currently consists of seven directors. Our board of directors has determined that six of our seven directors are independent directors, as defined under the applicable rules of the Nasdaq stock market. The independent directors are Messrs. Cobb, Gorman, Leestma, Soran, Spencer and Wehrwein.

In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Gorman and Soran and their terms will expire at the annual meeting of stockholders to be held in 2011;
•	The Class II directors are Messrs. Black and Spencer and their terms will expire at the annual meeting of stockholders to be held in 2012; and
•	The Class III directors are Messrs. Cobb, Leestma and Wehrwein and their terms will expire at the annual meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board Committees

The board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Each of our committees has a charter and each charter is posted on our website.

The following sets forth the membership of each of our committees.

Audit Committee	Nominating and Governance Committee	Compensation Committee

Sven A. Wehrwein, Chairperson Martin J. Leestma George H. Spencer, III	Steve A. Cobb, Chairperson Michael B. Gorman Sven A. Wehrwein	George H. Spencer, III, Chairperson Martin J. Leestma Philip E. Soran

Audit Committee

Among other matters, our audit committee:

•	evaluates the qualifications, performance and independence of our independent auditor and reviews and approves both audit and nonaudit services to be provided by the independent auditor;
•	discusses with management and our independent auditors any major issues as to the adequacy of our internal controls, any actions to be taken in light of significant or material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting;
•	establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;
•	administers our investment and cash management policies; and
•	prepares the audit committee report that SEC rules require to be included in our annual proxy statement and annual report on Form 10-K.

Each of the members of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq stock market. Our board of directors has determined that Mr. Wehrwein is an audit committee financial expert, as defined under the applicable rules of the SEC. Each member of our audit committee satisfies the Nasdaq stock market independence standards and the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act.

Nominating and Governance Committee

Our nominating and governance committee identifies individuals qualified to become members of the board of directors, recommends individuals to the board for nomination as members of the board and board committees, reviews the compensation paid to our non-employee directors and recommends any adjustments in director compensation and oversees the evaluation of our board of directors.

Compensation Committee

Our compensation committee reviews and approves on an annual basis the goals and objectives relevant to our Chief Executive Officer’s compensation and annually reviews the evaluation of the performance of our executive officers and approves our executive officers’ annual compensation. Our compensation committee also administers the issuance of stock options and other awards under our 2010 Equity Incentive Plan.

Code of Conduct

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors, which is posted on our website.

Director Compensation

In 2009, we did not provide any compensation to our non-employee directors other than to reduce the exercise price of an option to purchase 20,025 shares of common stock granted to Sven A. Wehrwein in July 2008 from $4.72 per share to $3.03 per share, which was the fair market value of our common stock on the date of the amendment.

We reimburse our directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

The table below sets forth the compensation provided to our directors during 2009. Mr. Black’s compensation is set forth under “— Summary Compensation Table” because he served as our President and Chief Executive Officer during that year. Mr. Black did not receive any separate compensation for his service as a director.

	Option Awards(1)	Total
Name	($)	($)

Steve A. Cobb	—	—
Michael B. Gorman	—	—
Martin J. Leestma	—	—
George H. Spencer, III	—	—
Sven A. Wehrwein	7,110	7,110
Murray R. Wilson(2)	—	—

(1)	Reflects the incremental fair value related to an amendment to the terms of an option to purchase 20,025 shares of common stock held by Mr. Wehrwein. The amendment decreased the option’s exercise price from $4.72 per share to $3.03 per share, which was the fair market value of our common stock on the date of the amendment. The incremental fair value related to the amendment is calculated as of the date of the amendment in accordance with ASC 718 (excluding estimates of forfeitures) and is determined based on the assumptions in Note G to our financial statements in this prospectus. None of our directors held any unvested options at December 31, 2009, except for Mr. Wehrwein, who held 12,933 unvested options and Mr. Leestma, who held 1,252 unvested options.

(2)	Mr. Wilson resigned from our Board of Directors, and the Board of Directors elected Philip E. Soran to the Board of Directors, on July 19, 2010.

Our director compensation policy provides that each non-employee director will receive an initial stock option grant to purchase up to 16,020 shares of our common stock upon appointment to the board. Each grant will vest in equal monthly installments over three years for so long as the director remains a member of the board. With respect to our non-employee directors at the time of the closing of our initial public offering other than Mr. Wehrwein, each received a stock option grant to purchase up to 16,020 shares of our common stock upon consummation of our initial public offering, with each grant vesting on the schedule described above. Mr. Wehrwein received an award to purchase up to 4,755 shares of our common stock upon the consummation of our initial public offering, which gave him unvested options to purchase up to 16,020 shares at that time.

Our director compensation policy also provides that each non-employee director will receive an annual stock option grant to purchase up to 5,340 shares of our common stock on the date of each annual meeting of stockholders at which the director is elected to the board or continues to serve as a director. The awards will vest in full on the earlier of one year after the date of grant or the date of the next year’s annual meeting of stockholders, provided the recipient remains a member of the board as of the vesting date. All stock options granted under the policy have an exercise price equal to the fair market value of our common stock on the date of grant in accordance with our 2010 Equity Incentive Plan.

Non-employee directors receive cash fees in addition to the equity awards described above. Each non-employee director receives an annual retainer of $20,000. In addition, the chair of each committee receives an annual fee as follows:

Committee Chair	Annual Cash Fee

Audit	$11,000
Compensation	$8,000
Nominating and Governance	$5,000

Each committee member, other than the chair, receives an annual fee as follows:

Non-Chair Committee Members	Annual Cash Fee

Audit	$5,000
Compensation	$4,000
Nominating and Governance	$2,000

The chairman of our board of directors receives an additional annual fee of $12,500.

Compensation Discussion and Analysis

The following is a discussion and analysis of compensation arrangements of our named executive officers for 2009. Our named executive officers for 2009 were Archie C. Black, our President and Chief Executive Officer, Kimberly K. Nelson, our Executive Vice President and Chief Financial Officer, James J. Frome, our Executive Vice President and Chief Strategy Officer, Michael J. Gray, our Executive Vice President of Operations, and David J. Novak, Jr., our Executive Vice President of Business Development.

Compensation Objectives and Process

We have designed the compensation arrangements for our named executive officers to provide compensation in overall amounts and in forms that attract and retain talented and experienced individuals and motivate executives to achieve the goals that are important to our growth. We typically provide compensation to our named executive officers through a combination of base salary, bonuses and equity awards. During 2009, our compensation primarily consisted of salary and annual cash incentive awards. We also have granted our named executive officers stock options from time to time as part of our overall compensation package to align incentives with the interests of our stockholders. As further described below, in 2009 we amended the terms of certain stock options previously granted to Ms. Nelson and Mr. Frome as a means of providing them additional compensation. We also granted a stock option to Mr. Gray in early 2009 in connection with his hiring in November 2008.

Historically, our compensation committee has established all elements of compensation for all of our named executive officers. Prior to our initial public offering, our compensation committee had never engaged a compensation consultant. Our compensation committee engaged Compensia, Inc., a compensation consultant, in connection with our initial public offering to help evaluate our compensation philosophy and provide guidance in administering our compensation program. Now that we are a publicly-traded company, our compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable companies. In January 2010, our compensation committee increased the base salaries of our named executive officers based in part on a comparison of their compensation relative to compensation paid by a peer group of companies outlined in a report prepared by Compensia. Despite these increases, our named executive officers remain at the low end of compensation for this peer group. Our compensation committee intends to annually reevaluate our named executive officers’ compensation and to incrementally move their compensation closer to the median compensation paid to comparable executives at comparable companies.

Base Salary

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries for each of our named executive officers are initially established based on arm’s-length negotiations between us and the executive. The compensation committee reviews our named executive officers’ salaries annually at the beginning of each year. When negotiating or reviewing base salaries, the compensation committee considers market competitiveness based on their market experience, the executive’s expected future contribution to our success and the relative salaries and responsibilities of our other executives. For 2009, each named executive officer received a salary increase of 2% compared to 2008. In January 2010, our named executive officers received salary increases ranging from 5% to 9% compared to 2009.

Bonuses

We provide our named executive officers an opportunity to receive two types of bonuses: a formula-based bonus and a discretionary bonus. The formula-based bonus is intended to motivate our executives to achieve specific financial goals that reflect the growth and success of our business. The discretionary bonus is designed to motivate our executive team to achieve goals that contribute to our growth and success but are not necessarily measurable by our results of operations.

Formula-Based Bonuses. The formula-based bonus is based on a target bonus for each named executive officer established by the compensation committee at the beginning of each year. The compensation committee establishes the target based on an amount it believes is necessary to provide a competitive overall compensation package in light of each named executive officer’s base salary and to motivate our executives to achieve an aggressive level of growth. The amount of the formula-based bonus, if any, actually paid to executives after the end of each year is determined by a matrix that takes into account our revenues and earnings before interest, taxes, depreciation, amortization and stock-based compensation, or Adjusted EBITDA. The formula-based bonus is based in part on revenues because, given the scalability of our current core business, the compensation committee believes our financial results are driven most significantly by the revenues we generate. The compensation committee also believes formula-based bonuses should be based in part on Adjusted EBITDA because Adjusted EBITDA is a useful measure of our operating performance.

The matrix provides that each executive will receive a percentage of his or her target bonus, between 0% and 145%, based on our revenues and Adjusted EBITDA for the year. For example, for our executives to earn their target bonuses for 2009, we needed to generate revenues of approximately $34.3 million and Adjusted EBITDA of approximately $3.4 million. If we failed to have either revenues of approximately $33.1 million or Adjusted EBITDA of approximately $2.5 million, our named executive officers would not have received a formula-based bonus for the year. The percentage of the target bonus earned between the minimum and the maximum varies in five-percentage-point increments based on revenues and Adjusted EBITDA for the year relative to increments established for each metric in the matrix. The effect of acquisitions, if any, during the year are excluded for purposes of determining the revenues and Adjusted EBITDA for the year as applied to the matrix. The compensation committee establishes the intervals for the matrix with the intent that achieving 100% of an executive’s target bonus will be a difficult but achievable goal in light of the prior year’s results of operations and anticipated growth for the year at the time the matrix is created. For 2009, our revenues and Adjusted EBITDA resulted in the maximum formula-based bonus being paid to our named executive officers.

Discretionary Bonuses. At the beginning of each year, the compensation committee also establishes a target discretionary bonus for each named executive officer that it may pay to the executive at the end of the year in the compensation committee’s discretion. The compensation committee establishes the target amount for each executive in an amount the committee believes is appropriate to incentivize our executives to strive to exceed performance expectations and pursue activities that will not necessarily increase the calculations of revenues or Adjusted EBITDA applied to the formula-based bonus matrix.

For 2009, the target discretionary bonus for each named executive officer was as follows:

•	Mr. Black — $29,728
•	Ms. Nelson — $23,625
•	Mr. Frome — $24,800
•	Mr. Gray — $15,000
•	Mr. Novak — $23,625

The amount actually paid to each named executive officer is based on the compensation committee’s subjective evaluation of our executive team’s achievement during the year. Our compensation committee does not have any predetermined criteria or goals that they are required to consider in connection with payment of the discretionary bonus. For 2009, in determining whether to pay a discretionary bonus, the compensation committee, in January 2010, discussed our company’s performance and our executive officers’ performance in the areas of general leadership, pursuit of strategic initiatives and overall performance relative to expectations. The compensation committee has historically evaluated achievement for our executive team as a group and has granted each named executive officer an award based on a percentage of the target discretionary bonus that is the same for all named executive officers. The compensation committee determines the amount of the discretionary bonus actually paid to each member of our executive team independent of the formula-based bonus earned after considering the criteria described above. For 2009, the compensation committee awarded each named executive officer 100% of the executive’s target discretionary bonus.

Equity Awards

Historically, we have granted our named executive officers stock options in connection with our hiring of the executive. When determining the size of the award, the compensation committee considers the executive’s title and responsibilities, the equity position of our other executives and the anticipated future contribution the executive will make to our success. We believe stock options are an important element of compensation because they provide our executives a potential ownership interest in our company, which helps align executives’ interests with those of other stockholders. We believe stock options further align the interest of our executives and stockholders because executives profit from stock options only if our stock price increases relative to the option’s exercise price. We believe options also help retain our executives because the awards vest over several years, and vesting depends on the executive’s continued employment with us. The typical vesting provisions for stock option grants made to our executives provide that one-quarter of the options vest on the first anniversary of the grant date, with the remaining shares vesting in 36 successive equal monthly installments thereafter upon completion of each additional month of service. In February 2009, we granted Mr. Gray an option to purchase 80,100 shares of our common stock with a per share exercise price of $3.45 in connection with his hiring in November 2008. As described below, we subsequently amended this option to lower the per share exercise price to $2.43.

We do not have a formal policy for making additional option grants after we hire an executive and we have not historically made annual or other periodic option grants to our executives. We anticipate that equity compensation, whether in the form of restricted stock, stock options, restricted stock units, or other stock-based awards, will become a more significant part of our executive compensation. We also expect to make more regular equity grants to our executives.

Our policy is to grant stock options with an exercise price equal to the fair market value of our common stock on the date of grant. As a private company during 2009, the fair market value of our common stock was determined by our audit committee.

Throughout the first quarter of 2009, the fair value of our common stock declined significantly in connection with the general economic downturn at that time. On April 1, 2009, our compensation committee amended the terms of stock options granted to three employees, including Mr. Gray, on February 10, 2009. The amendment lowered the exercise price for all shares subject to the option awards from $3.45 per share to $2.43 per share, which was the fair value of our common stock on the date of the amendment, and did not affect the vesting provisions or number of shares subject to any award. Our compensation committee believed that the exercise price of the options should be amended to account for the extraordinary market turmoil that occurred in the short time since the grant date, which caused the options granted on February 10 to be significantly underwater without regard to the performance of the award recipients.

In July 2009, we amended the terms of certain stock options granted to 17 employees and one director, including Mr. Frome and Ms. Nelson, to reduce the exercise price for all of the shares subject to each option to $3.03 per share, which was the fair market value of our common stock on the date of the amendment. The amendments did not affect the vesting provisions or the number of shares subject to any of the option awards. Ms. Nelson’s amended option award was originally granted in November 2007 when we hired her and had an exercise price of $3.71 per share. Two of Mr. Frome’s option awards were amended; one was granted in October 2001 and one was granted in July 2002, and each had an exercise price of $7.49 per share. During 2008 and first half of 2009, the fair market value of our common stock as determined by our audit committee declined in connection with the general economic downturn as the comparable companies utilized in the valuation determination had a decrease in their stock prices. Our compensation committee, however, believed that Ms. Nelson and Mr. Frome performed well during that time. The compensation committee therefore reduced the exercise prices of Ms. Nelson’s and Mr. Frome’s stock options to our then fair market value as determined by our audit committee to provide them additional compensation without requiring our company to use any cash to compensate them for their strong contributions in a difficult economic environment. The compensation committee did not amend any of the outstanding option awards held by Messrs. Black, Gray or Novak because all of their outstanding options had exercise prices less than the fair market value of our common stock at the time of the amendments.

Other Compensation

Perquisites are not a material aspect of our executive compensation plan. All of our full-time employees, including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan provides that we will match eligible employees’ 401(k) contributions equal to 25% of the employee’s elective deferrals, up to an amount not to exceed 6% of the employee’s compensation.

We entered into agreements with our named executive officers that provide for payments to them under certain circumstances involving a termination of their employment with us or upon a change in control of our company. These agreements are described in more detail below under “— Potential Payments Upon Termination or Change in Control.”

Summary Compensation Table

The following table provides information regarding the compensation earned during 2009 by our named executive officers:

						Non-Equity
				Option		Incentive Plan	All Other
		Salary	Bonus	Awards		Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)		($)	($)(1)	($)

Archie C. Black	2009	276,000	29,728	—		100,579	2,827	409,134
Chief Executive Officer and President
Kimberly K. Nelson	2009	215,000	23,625	22,550	(2)	79,931	3,110	344,216
Executive Vice President and Chief Financial Officer
James J. Frome	2009	215,000	24,800	28,431	(2)	83,908	3,123	355,262
Executive Vice President and Chief Strategy Officer
Michael J. Gray	2009	184,000	15,000	113,790	(3)	50,750	—	363,540
Executive Vice President of Operations
David J. Novak, Jr.	2009	215,000	23,625	—		79,931	1,745	320,301
Executive Vice President of Business Development

(1)	Represents matching 401(k) contributions.

(2)	Reflects the incremental fair value related to an amendment to the terms of an option granted to the named executive officer prior to 2009. See “— Compensation Discussion and Analysis — Equity Awards.” The incremental fair value is calculated as of the date of the amendment in accordance with ASC 718 (excluding estimates of forfeitures) and is determined based on the assumptions in Note G to the financial statements in this prospectus.

(3)	Represents the grant date fair value of an award granted to Mr. Gray on February 10, 2009 computed in accordance with ASC 718 (excluding estimates of forfeitures) and the incremental fair value related to an amendment to that award on April 1, 2009, in each case based on the assumptions in Note G to the financial statements in this prospectus.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers in 2009.

					All Other
					Option
					Awards:		Grant Date
					Number	Exercise or	Fair Value
		Estimated Future Payouts			Securities	Base Price	of Stock
		Under Non-Equity Incentive Plans			Underlying	of Option	and Option
		Threshold	Target	Maximum	Options	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	($/Sh)	($)

Archie C. Black	January 30, 2009	38,151	99,093	130,307	—	—	—
Kimberly K. Nelson	January 30, 2009	30,319	78,750	103,556	—	—	—
	July 23, 2009	—	—	—	133,500 (1)	3.03	22,500
James J. Frome	January 30, 2009	31,827	82,668	108,709	—	—	—
	July 23, 2009	—	—	—	37,477 (1)	3.03	28,431
Michael J. Gray	January 30, 2009	19,250	50,000	65,750	—	—	—
	February 10, 2009	—	—	—	80,100 (2)	3.45	103,620
	April 1, 2009	—	—	—	80,100 (2)	2.43	10,170
David J. Novak, Jr.	January 30, 2009	30,319	78,750	103,556	—	—	—

(1)	Represents amendments to the per share exercise price of stock options granted to the named executive officer prior to 2009. See “— Compensation Discussion and Analysis.”

(2)	The April 1, 2009 grant to Mr. Gray represents an amendment to the per share exercise price of stock options granted to him on February 10, 2009. See “— Compensation Discussion and Analysis.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2009:

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options (#)	Options (#)	Exercise
Name	Exercisable	Unexercisable	Price ($/Sh)	Option Expiration Date

Archie C. Black	43,387	—	0.37	October 5, 2011(1)
	4,032	—	0.37	June 30, 2012(2)
	97,390	—	0.37	November 12, 2013(3)
	43,387	—	0.37	June 30, 2014(4)
	38,448	—	0.37	December 31, 2014(5)
	108,118	9,834	0.37	March 31, 2016(6)
Kimberly K. Nelson	66,750	66,750	3.03	November 27, 2017(7)
James J. Frome	801	—	224.72	July 5, 2010(8)
	33,375	—	3.03	October 5, 2011(9)
	4,102	—	3.03	June 30, 2012(2)
	141,510	—	0.37	August 17, 2013(10)
	33,375	—	0.37	June 30, 2014(11)
	6,111	563	0.37	March 31, 2016(12)
Michael J. Gray	—	80,100	2.43	March 31, 2019(13)
David J. Novak, Jr.	80,848	52,651	2.92	June 30, 2017(14)

(1)	This option vested as to one-fourth of the shares on May 26, 2002, with the remaining shares vesting in 36 equal monthly installments thereafter beginning June 26, 2002 and continuing to and including May 26, 2005.

(2)	This option vested in full on July 25, 2002.

(3)	This option vested as to 30,434 shares on August 18, 2003, with the remaining shares vesting in equal monthly installments of 2,028 shares thereafter beginning September 1, 2003.

(4)	This option vested as to 23,504 shares on July 1, 2004, with the remaining shares vesting in equal monthly installments of 903 shares thereafter beginning August 1, 2004.

(5)	This option vested as to 25,025 shares on December 24, 2005, with the remaining shares vesting in equal monthly installments of 2,275 shares thereafter beginning January 1, 2006 for each additional month of service.

(6)	This option vested as to 29,488 shares on April 1, 2007, with the remaining shares vesting in equal monthly installments of 2,457 shares thereafter beginning May 1, 2007 for each additional month of service.

(7)	This option vested as to one-fourth of the shares on December 1, 2008, with the remaining shares vesting in 36 equal monthly installments on the first day of each month thereafter beginning January 1, 2009 for each additional month of service.

(8)	This option vested as to one-fourth of the shares on each of July 5, 2000, July 5, 2001, July 5, 2002 and July 5, 2003.

(9)	This option vested as to one-fourth of the shares on May 26, 2002, with the remaining shares vesting in 36 equal monthly installments thereafter beginning June 26, 2002.

(10)	This option vested as to 44,221 shares on August 18, 2003, with the remaining shares vesting in equal installments of 2,948 shares on the first day of each month thereafter beginning September 1, 2003.

(11)	This option vested as to 18,079 shares on July 1, 2004, with the remaining shares vesting in equal monthly installments of 695 shares thereafter beginning August 1, 2004.

(12)	This option vested as to 1,668 shares on April 1, 2007, with the remaining shares vesting in equal monthly installments of 138 shares on the first day of each month thereafter beginning May 1, 2007 for each additional month of service.

(13)	This option vests as to one-fourth of the shares on January 1, 2010, with the remaining shares vesting in 36 equal monthly installments on the first day of each month thereafter beginning February 1, 2010 for each additional month of service.

(14)	This option vested as to 33,375 shares on July 1, 2008, with the remaining shares vesting in 36 equal monthly installments on the first day of each month thereafter beginning August 1, 2008 for each additional month of service.

Option Exercises and Stock Vested in 2009

The following table sets forth certain information regarding stock option exercises by our named executive officers during 2009. We have never granted any restricted stock, restricted stock units or similar instruments to our named executive officers.

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)

Archie C. Black	6,675	22,250(1)

(1)	The value realized on exercise represents (1) the difference between (a) the value of our common stock (as most recently determined by our audit committee prior to exercise) and (b) the per share exercise price (2) multiplied by the number of shares acquired on exercise.

Pension Benefits

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation

We do not offer non-qualified deferred compensation to our named executive officers.

Employment Agreements

We entered into an employment agreement with Archie C. Black, our Chief Executive Officer. The initial term of the agreement expired on December 31, 2009, but the agreement automatically renews for additional one-year terms unless terminated by us or Mr. Black. This agreement renewed for an additional year on January 1, 2010. Pursuant to the agreement, Mr. Black’s salary is reviewed annually by our compensation committee and may be maintained or increased, but not decreased, in the compensation committee’s discretion. Mr. Black’s employment agreement requires him not disclose our confidential information or disparage us or our officers or employees at any time during the term of the agreement or thereafter.

We entered into confidentiality and non-competition agreements with our named executive officers other than Mr. Black. These agreements require the executives to not to disclose our confidential information at any time. The agreements also require the executives not to compete with us or solicit our employees to engage in other employment during the term of the executive’s employment with us and for one year thereafter. We do not have a non-competition agreement with Mr. Black.

The employment and confidentiality and non-competition agreements with our named executive officers address various termination of employment scenarios. No severance payments are made to executives who are terminated for cause. The terms of potential payments under these agreements upon termination are summarized below under “— Potential Payments Upon Termination or Change-in-Control.”

We entered into management incentive agreements with each of Archie C. Black and James J. Frome that provide for a bonus to be paid to them upon a sale of our company. A “sale” includes (1) the disposition of all or substantially all of our assets; (2) the sale of at least 70% of our voting stock to a person who was not a stockholder of our company on July 1, 2002 and (3) a merger or consolidation of our company resulting in 70% or more of the voting power of the surviving company following the transaction being held by persons who were not a stockholder of our company on July 1, 2002. The payment to Mr. Black would be equal to 0.114% of the amount of the purchase price, as defined, exceeding $25 million but less than $65 million, subject to a maximum of $45,600. The payment to Mr. Frome would be equal to 0.115% of the amount of the purchase price, as defined, exceeding $25 million but less than $65 million, subject to a maximum of $46,000. These agreements terminate on June 30, 2012.

Potential Payments Upon Termination or Change-in-Control

We have entered into agreements that will require us to provide compensation to our named executive officers in the event of a termination of employment or a change in control of our company. Our employment agreement with Archie C. Black, our Chief Executive Officer, provides that, if we terminate his employment without cause, or if he terminates his employment with us for good reason, we will (1) pay his salary for 12 months in accordance with our regular payroll practices and any unused vacation accrued as of the date of termination and (2) provide health care benefits to him and his family for 12 months after the date of termination on the same terms as they are provided as of termination. “Cause” for termination exists upon (a) conviction of a felony; (b) dishonesty or gross misconduct in the performance of the agreement; or (c) failure by Mr. Black to cure his material breach of the agreement within 30 days of receiving written notice of breach from us. Mr. Black may terminate his employment for “good reason” (a) by providing us with notice of his intent to terminate his employment within 10 days of his annual performance review; (b) our failure to cure our material breach of the agreement within 30 days of receiving written notice of breach from him; or (c) upon a change in control, which includes removal of Mr. Black as our Chief Executive Officer by our board of directors or the occurrence of a transaction that results in the holders of our stock immediately prior to the transaction ceasing to hold the voting power necessary to elect a majority of our board following the transaction. Also, if we terminate Mr. Black’s employment if he suffers a permanent disability, we will maintain for his benefit for 12 months after termination all health benefit plans in which he was entitled to participate immediately prior to termination.

We have entered into agreements with each of our named executive officers other than Mr. Black that provide that, if we terminate the named executive officer’s employment without cause, and provided the termination does not occur upon or within 12 months of a change in control of our company, we will pay the named executive officer six months of his or her then-current base salary over a six-month period in accordance with our normal payroll practices. If we terminate the named executive officer’s employment without cause upon or within 12 months after a change in control, or if the named executive officer terminates his or her employment for good reason upon or within 12 months after a change in control, we will pay the named executive officer 12 months of his or her then-current base salary over a 12-month period in accordance with our normal payroll practices. Payment of these amounts is subject to certain conditions and limitations, including that the named executive officer execute a release of claims against us. A “change in control” and the reasons for which a named executive officer may terminate without “cause” are defined in accordance with our 2001 Stock Option Plan and described below. A named executive officer may terminate his or her employment for “good reason” if there is a material reduction in the officer’s salary at the time of the change in control or a material reduction in responsibilities following the change in control.

Generally, option agreements executed pursuant to our 2001 Stock Option Plan, which we refer to as our 2001 Plan, provide that, in the event of a change in control of our company, outstanding stock options granted to senior management, including our named executive officers, immediately become exercisable as to 50% of the unvested shares subject to option. Our option agreements with our named executive officers also provide that if the named executive officer’s employment with us is terminated, or the named executive officer’s employment responsibilities or base salary are materially reduced, other than for cause, prior to the first anniversary of the change in control, all remaining unvested shares subject to the option immediately become fully exercisable. A “change in control” includes (1) any person’s acquisition of beneficial ownership of 50% or more of our outstanding common stock; (2) a failure to have a majority of our board of directors be people for whose election our board solicited proxies; (3) approval by our stockholders of a reorganization, merger or consolidation, unless our stockholders immediately prior to the transaction own more than 50% of the voting power of the corporation resulting from the transaction; or (4) approval by our stockholders of the disposition of all or substantially all of our assets. “Cause” for termination exists upon (a) failure by the named executive officer to cure his or her material breach of the terms of a non competition/non solicitation agreement between us and the officer within 30 days of receipt of written notice of breach from us; (b) gross negligence or willful misconduct by the officer; (c) conviction of the officer of a crime involving moral turpitude or any felony; (d) willful violation of instructions from our board of directors or Chief Executive Officer; or (e) fraud, embezzlement, theft or proven dishonesty against us.

Generally, option agreements executed pursuant to our 2010 Equity Incentive Plan, which we refer to as our 2010 Plan, provide that in the event of a sale of all or substantially all of our assets or a merger, consolidation, or share exchange involving our company, the surviving or successor entity may continue, assume or replace some or all of the outstanding awards under the 2010 Plan. Our awards agreements with our executive officers will typically provide that if awards granted to the executive officer under the 2010 Plan are continued, assumed or replaced in connection with such an event and if within one year after the event the executive officer experiences an involuntary termination of service other than for cause, the executive officer’s outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination. If awards granted to any participant are not continued, assumed or replaced, the administrator may provide for the surrender of any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the event for the number of shares subject to the award less the aggregate exercise price (if any) of the award. In the event of a change in control (as defined in the 2010 Plan) that does not involve a merger, consolidation, share exchange, or sale of all or substantially all of our company’s assets, the plan administrator, in its discretion, may provide that any outstanding award will become fully vested and exercisable upon the change in control or upon the involuntary termination of the participant within one year after the change in control or that any outstanding award will be surrendered in exchange for payment to the holder of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award.

We entered into the management incentive agreements with each of Archie C. Black and James J. Frome described above under “— Employment Agreements” that provide for a bonus to be paid to them upon a sale of our company. The payment to Mr. Black would be equal to 0.114% of the amount of the purchase price, as defined, exceeding $25 million but less than $65 million, subject to a maximum of $45,600. The payment to Mr. Frome would be equal to 0.115% of the amount of the purchase price, as defined, exceeding $25 million but less than $65 million, subject to a maximum of $46,000.

The following tables list the potential payments and benefits upon termination of employment or change in control of our company for our named executive officers. The tables assume the triggering event for the payments or provision of benefits occurred on December 31, 2009. Amounts in the tables for the vesting of unvested stock options are calculated based on the number of accelerated stock options multiplied by the difference between $0.99, the fair market value of our common stock as most recently determined by our audit committee prior to the end of our most recently completed fiscal year, and the exercise price.

Archie C. Black

	Salary, Bonus &	Health	Vesting of Unvested
Triggering Event	Unused Vacation	Benefits(1)	Stock Options

Termination Without Cause or for Good Reason	$302,538	$6,212	—
Permanent Disability	—	$6,212	—
Change in Control Without Related Termination	$45,600	—	$16,390
Change in Control With Related Termination	$45,600	—	$32,780

(1)	The amounts for health benefits were calculated by multiplying our standard monthly rates for family health and dental benefits by 12.

Kimberly K. Nelson

		Vesting of Unvested
Triggering Event	Salary	Stock Options

Termination Without Cause or for Good Reason Unrelated to Change in Control	$107,500	—
Termination Without Cause or for Good Reason Related to Change in Control	$215,000	—
Change in Control Without Related Termination	—	$22,500
Change in Control With Related Termination	—	$45,000

James J. Frome

		Vesting of Unvested
Triggering Event	Salary & Bonus	Stock Options

Termination Without Cause or for Good Reason	$107,500	—
Termination Without Cause or for Good Reason Related to Change in Control	$215,000	—
Change in Control Without Related Termination	$46,000	$939
Change in Control With Related Termination	$46,000	$1,878

Michael J. Gray

		Vesting of Unvested
Triggering Event	Salary	Stock Options

Termination Without Cause or for Good Reason	$92,000	—
Termination Without Cause or for Good Reason Related to Change in Control	$184,000	—
Change in Control Without Related Termination	—	$51,000
Change in Control With Related Termination	—	$102,000

David J. Novak

		Vesting of Unvested
Triggering Event	Salary	Stock Options

Termination Without Cause or for Good Reason	$107,500	—
Termination Without Cause or for Good Reason Related to Change in Control	$215,000	—
Change in Control Without Related Termination	—	$20,706
Change in Control With Related Termination	—	$41,412

Equity and Stock Option Plans

2010 Equity Incentive Plan

Our board of directors adopted the 2010 Plan in March 2010 and our stockholders approved the plan in April 2010. The purposes of the 2010 Plan are to attract and retain the best available personnel, to provide them with additional incentives and to align their interests with those of our stockholders. The material terms of the 2010 Plan are summarized below.

Share Reserve. As of September 30, 2010, 453,435 options to purchase shares of our common stock with a weighted average exercise price of $11.84 were outstanding under the 2010 Plan and 366,314 shares were reserved for future issuance under the plan. The number of shares reserved under our 2010 Plan will increase on January 1 of each year beginning in 2011 and ending on January 1, 2020 in an amount equal to the least of: 6% of the total number of shares outstanding as of December 31 of the immediately preceding calendar year or a number of shares determined by our board of directors. Shares subject to awards under the plan that expire unexercised, are forfeited, are settled in cash or are surrendered pursuant to an exchange program will again become available for grant under the plan. If any award under the 2010 Plan is exercised by the tendering or withholding of shares in payment of the exercise price or any applicable tax withholding arising from an award under the 2010 Plan is satisfied by the tendering or withholding of shares, the shares tendered or withheld also will again become available for grant under the plan. The number of shares reserved for issuance under the 2010 Plan will also increase for each share subject to an award under our 2001 Stock Option Plan and 1999 Equity Incentive Plan, which are described below, that expires unexercised or otherwise does not result in the issuance of shares subject to the award under those plans.

Administration of Plan. The compensation committee of our board of directors administers the 2010 Plan. Subject to the terms of the plan, the compensation committee has the authority to, among other things, interpret the plan and determine who is granted awards under the plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the exercise price of awards and the vesting schedule or other restrictions applicable to awards. The committee also has the power to make any determinations and take any action necessary or desirable for the administration of the plan. Determinations of the committee under the plan may be made by a majority of the committee members present at a meeting at which at least a majority of the committee members are present.

To the extent permitted by law and stock exchange rules, the 2010 Plan permits the committee to delegate to one or more of our executive officers or non-employee directors any or all of the committee’s authority under the plan with respect to awards made to individuals who are neither non-employee directors nor executive officers of our company. Our full board of directors administers the plan with respect to awards to non-employee directors.

Eligibility. Our employees, non-employee directors and certain consultants and advisors who provide services to us are eligible to receive awards under the 2010 Plan. Incentive stock options may be granted only to our employees.

Awards. The 2010 Plan allows us to grant stock options, stock appreciation rights, or SARs, restricted stock,

stock units and other stock-based awards. Each award will be evidenced by an agreement with the award recipient setting forth the terms and conditions of the award, including vesting conditions. Awards under the plan will have a maximum term of ten years from the date of grant. The plan administrator may provide that the vesting or payment of any award will be subject to the attainment of certain performance measures established by the administrator, and the administrator will determine whether such measures have been achieved. The administrator at any time may amend the terms of any award previously granted, except that, in general, no amendment may be made that materially impairs the rights of any participant with respect to an outstanding award without the participant’s consent. In addition, we may amend the plan and any award agreements under the plan in order to ensure compliance with the requirements of Section 409A of the Internal Revenue Code.

•	Stock Options. Stock options permit the holder to purchase a specified number of shares of our common stock at a set price. Options granted under the plan may be either incentive or nonqualified stock options. The exercise price of options granted under the plan generally may not be less than the fair market value of our common stock on the date of grant. Incentive stock options granted to employees who hold more than 10% of the total combined voting power of our stock will have an exercise price not less than 110% of the fair market value of our common stock on the date of grant and will have a maximum term of five years. The plan administrator will determine the terms and conditions of options granted under the plan, including exercise price and vesting and exercisability terms. The maximum number of shares subject to stock options that may be granted during a calendar year to a participant may not exceed 400,500. The maximum number of shares that may be issued upon the exercise of incentive stock options under the 2010 Plan is 1,201,500.

•	SARs. SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over a specified exercise price. Payment may be made in cash or shares of our common stock or a combination of both, as determined by the plan administrator. The administrator will establish the terms and conditions of exercise, including the exercise price, of SARs granted under the plan. The maximum number of shares subject to SARs that may be granted during a calendar year to a participant may not exceed 400,500.

•	Restricted Stock. Restricted stock awards are awards of shares of our common stock that are subject to restrictions determined by the plan administrator, which may include vesting conditions, forfeiture conditions and other restrictions. The administrator will determine whether any consideration other than services to our company must be paid for a restricted stock award. The maximum number of shares of restricted stock that may be granted during a calendar year to a participant may not exceed 400,500.

•	Stock Units. Stock units provide the holder with the right to receive, in cash or shares of our common stock or a combination of both, the fair market value of a share of our common stock and will be subject to such vesting and forfeiture conditions and other restrictions as the plan administrator determines. Stock unit awards may, at the discretion of the plan administrator, provide the holder with the right to receive dividend equivalent payments with respect to the shares subject to the award. The administrator will determine whether any consideration other than services to our company must be paid for a stock unit award. The maximum number of stock units that may be granted during a calendar year to a participant may not exceed 400,500.

•	Other. The plan administrator, in its discretion, may grant other stock-based awards under the plan. The administrator will set the terms and conditions of such awards.

Substitute Awards. The plan administrator may grant awards under the 2010 Plan in substitution for awards granted by another entity acquired by our company or with which our company combines. The terms and conditions of these substitute awards will be comparable to the terms of the awards replaced, and may therefore differ from the terms and conditions otherwise set forth in the plan.

Exchange Program. The plan administrator may institute an exchange program under which outstanding stock options or SARs are surrendered or canceled in exchange for stock options or SARs of the same type (with higher or lower exercise prices or different terms), awards of a different type or cash. The plan administrator also may institute a program under which the exercise price of an outstanding stock option or SAR is reduced.

Transferability. Unless otherwise determined by the plan administrator, awards granted under the plan generally are not transferable except by will or the laws of descent and distribution or to an appropriately designated beneficiary. The plan administrator may permit the transfer of awards other than incentive stock options pursuant to a qualified domestic relations order or by way of gift to a family member.

Termination of Service. Unless otherwise provided in an award agreement (and except with respect to terminations following certain corporate transactions described below under “Change in Control; Corporate Transaction”), upon termination of an award recipient’s service with our company, all unvested and unexercisable portions of the recipient’s outstanding awards will immediately be forfeited. If an award recipient’s service with our company terminates other than for cause (as defined in the plan), death or disability, the vested and exercisable portions of the recipient’s outstanding options and SARs generally will remain exercisable for three months after termination. If a recipient’s service terminates due to death or disability (or if a recipient dies during the three-month period after termination of service other than for cause), the vested and exercisable portions of the recipient’s outstanding options and SARs generally will remain exercisable for one year after termination. Upon termination for cause, all unexercised stock options and SARs will also be forfeited.

Change in Control; Corporate Transaction. Unless otherwise provided in an award agreement, in the event of a sale of all or substantially all of our assets or a merger, consolidation, or share exchange involving our company, the surviving or successor entity may continue, assume or replace some or all of the outstanding awards under the 2010 Plan. Our award agreements with our executive officers will typically provide that if awards granted to the executive officer under the 2010 Plan are continued, assumed or replaced in connection with such an event and if within one year after the event the executive officer experiences an involuntary termination of service other than for cause, the executive officer’s outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination. If awards granted to any participant are not continued, assumed or replaced, the administrator may provide for the surrender of any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the event for the number of shares subject to the award less the aggregate exercise price (if any) of the award. In the event of a change in control (as defined in the 2010 Plan) that does not involve a merger, consolidation, share exchange, or sale of all or substantially all of our company’s assets, the plan administrator, in its discretion, may provide that any outstanding award will become fully vested and exercisable upon the change in control or upon the involuntary termination of the participant within one year after the change in control or that any outstanding award will be surrendered in exchange for payment to the holder of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award.

Adjustment of Awards. In the event of an equity restructuring that affects the per share value of our common stock, including a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the plan administrator will make appropriate adjustment to: (1) the number and kind of securities reserved for issuance under the plan, (2) the number and kind of securities subject to outstanding awards under the plan, (3) the exercise price of outstanding options and SARs, and (4) any maximum limitations prescribed by the plan as to grants of certain types of awards. The administrator may also make similar adjustments in the event of any other change in our company’s capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination. The 2010 Plan will remain in effect until terminated by our board of directors; however we may not grant incentive stock options under the plan more than ten years after its effective date. Our board of directors may terminate, suspend or amend the plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent. Awards that are outstanding on the plan’s termination date will remain in effect in accordance with the terms of the plan and the applicable award agreements. Stockholder approval of any amendment of the plan will be obtained if required by applicable law or the rules of the Nasdaq stock market.

Registration. On June 4, 2010, we filed a registration statement with the SEC on Form S-8 covering the shares of our common stock issuable under the 2010 Plan.

2001 Stock Option Plan

Our board of directors adopted the 2001 Plan in August 2001, and our stockholders approved the plan in July 2002. The 2001 Plan has been amended several times, primarily to change the number of shares of our common stock available for issuance under the plan, with the most recent amendment occurring in July 2008. The 2001 Plan provides for the grant of incentive and nonqualified stock options to our employees, non-employee directors, and other consultants who provide services to us. As of September 30, 2010, options to purchase a total of 1,145,533 shares of our common stock with a weighted average exercise price of $1.45 per share were outstanding under our 2001 Plan. We no longer grant awards under the 2001 Plan. All awards outstanding under the 2001 Plan remain in effect and continue to be governed by their existing terms.

Administration. The compensation committee of our board of directors administers the 2001 Plan and the awards granted under it, except that our full board of directors administers the plan with respect to awards to non-employee directors. The committee has the authority to, among other things, interpret the plan, adopt and amend rules relating to the administration of the plan and prescribe and amend the terms of outstanding awards, including accelerating the vesting schedule of awards.

Stock Options. The exercise price of nonqualified stock options granted under the 2001 Plan may not be less than 85% of the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted under the plan to employees who at the time of grant own more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant.

The stock options that are outstanding under the 2001 Plan generally provide for vesting over four years. Options granted to senior management and non-employee directors generally vest as to 25% of the shares subject to option on the first anniversary of the vesting commencement date and in 36 equal monthly installments thereafter. Options granted to employees other than senior management generally vest in 48 equal monthly installments. In addition, the administrator has the authority to declare at any time that any or all outstanding options shall immediately become exercisable in full.

Option Term. In general, stock options granted under the 2001 Plan have a maximum term of ten years from the date of grant. Options awarded under the plan may be exercised while the optionee is employed by or providing services to us, and, if an optionee’s service relationship with us terminates (other than due to death or disability or for cause (as defined in the plan)), the optionee may exercise the vested portion of such option for 30 days after such termination of service. If an optionee’s service relationship with us terminates due to death or disability, such option may be exercised for one year following such termination.

Change in Control. In the event of a change in control (as defined in the plan) of our company, (1) outstanding incentive stock options granted to senior management generally immediately become exercisable as to 50% of the unvested shares subject to option and (2) outstanding nonqualified stock options immediately become exercisable in full. Option agreements for senior management also generally provide that if the optionee’s employment with us is terminated, or the optionee’s employment responsibilities or base salary are materially reduced, other than for cause (as defined in the plan) prior to the first anniversary of the change in control, all remaining unvested shares subject to such option immediately become fully exercisable. Further, upon a change in control the administrator of the 2001 Plan may cancel some or all outstanding stock options and pay the holders of such options cash equal to the excess of the per share fair market value of our common stock immediately prior to the change in control over the exercise price per share of such options.

Corporate Event. In the event of a merger or consolidation of our company with or into another entity, a sale of all or substantially all of our assets or a dissolution or liquidation of our company, the plan administrator may (1) substitute for stock options outstanding under the plan shares of stock or options to purchase stock of the surviving company or its parent or (2) declare that all outstanding options will be cancelled at the time of such event and cause payment to be made to each option holder equal to, for each share subject to the option, the excess of the proceeds per share received in such event over the exercise price of the option. In the event of such a declaration by the plan administrator, all outstanding options will immediately become exercisable in full. In addition, the plan administrator has authority to adjust the number and kind of securities issuable upon exercise of options under the plan, and the exercise price thereof, in the event of a reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split or combination, rights offering or extraordinary dividend or other change in our corporate structure.

Registration. On June 4, 2010 we filed a registration statement with the SEC on Form S-8 covering the shares of our common stock issuable under the 2001 Plan.

1999 Equity Incentive Plan

We adopted our 1999 Equity Incentive Plan, which we refer to as our 1999 Plan, in May 1999 and our stockholders approved the 1999 Plan in June 1999. The 1999 Plan permits the grant of incentive and nonqualified stock options and restricted stock to our employees, officers, directors and other consultants who provide services to us. As of September 30, 2010, there were outstanding under the 1999 Plan options to purchase a total of 18 shares of our common stock with a weighted average exercise price of $224.72 per share. There are no shares of unvested restricted stock outstanding under the 1999 Plan.

Plan Expiration. The term of the 1999 Plan was ten years and has expired. Consequently, we are no longer authorized to issue any awards under the 1999 Plan. All awards outstanding under the 1999 Plan remain in effect and continue to be governed by their existing terms and the terms of the plan.

Administration. Our board of directors, or a committee appointed by our board of directors, has the authority to administer the 1999 Plan and the awards granted under it. The compensation committee of our board of directors currently administers the plan. The plan administrator has the authority to, among other things, interpret the plan, prescribe and amend rules relating to the plan and amend the terms of outstanding awards, including accelerating the vesting of awards.

Stock Options. In general, options granted under the 1999 Plan have a maximum term of ten years from the date of grant. The exercise price of options granted under the 1999 Plan generally is equal to the fair market value of our common stock on the date of grant, unless otherwise determined by the plan administrator. The exercise price of incentive stock options granted under the 1999 Plan may not be less than the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to employees who at the time of grant own more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value of our common stock on the date of grant.

Change in Control; Corporate Transactions. In the event of a change in control (as defined in the 1999 Plan), the plan administrator may determine that all outstanding awards will immediately become fully vested and exercisable and will terminate thirty days after the change in control. In the event of a change in our capital structure by reason of a stock dividend, stock split, reclassification, recapitalization, merger, consolidation, share exchange, reorganization, liquidation, extraordinary cash dividend or similar event, the plan administrator has authority to adjust the number and class of securities issuable upon exercise of options under the plan and the terms and conditions of such options, including the exercise price, and to provide for payment to option holders of an amount equal to the difference between the then-current fair market value of our common stock and the exercise prices of such options.

Registration. On June 4, 2010 we filed a registration statement with the SEC on Form S-8 covering the shares of our common stock issuable under the 1999 Plan.

401(k) Plan

We maintain a deferred savings retirement plan for our employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which was $16,500 in 2009). For employees 50 years of age or older, an additional catch-up contribution of $5,500 is allowable. In 2009, the statutory limit for those who qualify for catch-up contributions was $22,000. Under the plan, each employee is fully vested in his or her deferred salary contributions. On the first day of the plan quarter following an employee’s one-year anniversary of employment, we contribute 25% of the first 6% of salary contributions made by an employee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the last completed fiscal year been an officer or employee of ours. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the last completed fiscal year.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2006, we have entered into the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five percent stockholders in addition to the matters described under “Management”:

Sale of Preferred Stock

In February 2006, we sold the following affiliated funds of our directors shares of our Series B convertible preferred stock at the price of $3.67 per share.

•	BVCF IV, L.P., an affiliated fund of George H. Spencer, III, purchased 132,050 shares
•	River Cities SBIC III L.P., an affiliated fund of Murray R. Wilson, who was then a director of our company, purchased 383,392 shares
•	St. Paul Venture Capital VI, LLC, an affiliated fund of Michael B. Gorman, purchased 123,825 shares

In April 2007, we sold the following affiliated funds of our directors shares of our Series C convertible preferred stock at the price of $5.99 per share.

•	BVCF IV, L.P., an affiliated fund of George H. Spencer, III, purchased 66,750 shares
•	CID Mezzanine Capital, L.P., an affiliated fund of Steve A. Cobb, purchased 240,765 shares
•	River Cities SBIC III L.P. and River Cities Capital Fund II L.P., affiliated funds of Murray R. Wilson, who was then a director of our company, purchased an aggregate of 627,032 shares
•	St. Paul Venture Capital VI, LLC, an affiliated fund of Michael B. Gorman, purchased 125,156 shares

Voting and Co-Sale Agreement

Prior to our initial public offering in April 2010, the election of the members of our board of directors was governed by a voting and co-sale agreement that we entered into with certain holders of our capital stock and related provisions of our certificate of incorporation. The voting agreement required these stockholders to vote in favor of nominees of CID Capital, Inc., St. Paul Venture Capital V, LLC, BVCF IV, L.P., River Cities SBIC III L.P., a majority of the Series B convertible preferred stock, which nominee may not be affiliated with any officer or director of our company, and a majority of the Series C convertible preferred stock, which nominee may not be affiliated with any officer or director of our company. In addition, our chief executive officer was to be elected to the board. CID Capital, Inc. nominated Steve Cobb; St. Paul Venture Capital V, LLC nominated Michael Gorman; BVCF IV, L.P. nominated George Spencer; River Cities SBIC III L.P. nominated Murray Wilson, a majority of the Series B convertible preferred stock nominated Martin J. Leestma and a majority of the Series C convertible preferred stock nominated Sven A. Wehrwein.

In addition, under the voting and co-sale agreement our preferred stockholders were granted a right of first refusal to purchase shares of our capital stock held by the stockholders party to this agreement, rights of co-sale in the event of a sale of our capital stock held by the stockholders party to this agreement and drag-along rights that require the stockholders party to this agreement to participate in a sale of the company if the sale is approved by a certain percentage of the stockholders party to the agreement.

The voting and co-sale agreement terminated in its entirety on April 22, 2010 and none of our stockholders have any further rights regarding the election or designation of members of our board of directors or any other rights previously granted under this agreement.

Registration Rights Agreement

We are party to a registration rights agreement which generally provides that holders of shares of our common stock that were issued upon conversion of our previously outstanding shares of redeemable convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. After completion of this offering, certain holders of our common stock will have these registration rights, which include 184,427, 1,309,351 and 1,341,267 shares owned by entities affiliated with Steve A. Cobb, Michael B. Gorman and George H. Spencer, III, respectively (assuming no exercise of the underwriters’ option to purchase additional shares in this offering). For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

2009 Stock Option Amendments

On July 23, 2009, we unilaterally amended the terms of certain stock options granted to 17 employees and one director, including Kimberly K. Nelson, James J. Frome and Sven A. Wehrwein, to reduce the exercise price for all of the shares subject to each option to $3.03 per share, which was the fair market value of our common stock on the date of the amendments. On April 1, 2009, we unilaterally amended the terms of certain stock options granted to three employees, including Michael J. Gray, to reduce the exercise price for all of the shares subject to each option from $3.45 to $2.43 per share, which was the fair market value of our common stock on the date of the amendments. None of these amendments affected the vesting provisions or the number of shares subject to any of the option awards and none of the holders of these options made any investment decisions in connection with the amendments.

Director Indemnification Agreements

We entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Policy for Approval of Related Party Transactions

The board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy requires that any executive officer requesting to enter into a transaction with a “related person” generally must promptly disclose to our audit committee the related person transaction and all material facts with respect thereto. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefit and perceived benefits, or lack thereof, to us, (3) opportunity costs of alternate transactions and (4) the materiality and character of the related person’s interest, and the actual or apparent conflict of interest of the related person. Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is beneficial to our company and stockholders and the terms of the transaction are fair to our company. No related person transaction will be consummated without the approval or ratification of our audit committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest. Under our related person policy, a “related person” includes any of our directors, director nominees, executive officers, any beneficial owner of more than 5% of our common stock and any immediate family member of any of the foregoing. Related party transactions exempt from our policy include transactions available to all of our employees and stockholders on the same terms and transactions between us and the related person that, when aggregated with the amount of all other transactions between us and the related person or its affiliates, involve less than $120,000 in a fiscal year. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this “Certain Relationships and Related Party Transactions” section.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of September 30, 2010 by (i) each of our named executive officers; (ii) each of our directors; (iii) all of our executive officers and directors as a group; (iv) each of those known by us to be beneficial owners of more than 5% of our common stock; and (v) our other stockholders selling shares in this offering. This table lists applicable percentage ownership based on 11,627,743 shares of common stock outstanding as of that date.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below has sole voting and investment power as to the stock owned unless otherwise noted. The table below includes the number of shares underlying options which are exercisable within 60 days from September 30, 2010. Except as otherwise noted below, the address for each director, officer or 5% stockholder listed in the table is c/o SPS Commerce, Inc., 333 South Seventh Street, Suite 1000, Minneapolis, Minnesota 55402. The 5% stockholders who are selling shares in this offering and the other selling stockholders are parties to a registration rights agreement and voting and co-sale agreement to which we are also a party. See “Certain Relationships and Related Party Transactions.”

					Beneficial Ownership After this Offering
	Beneficial Ownership				Number	Percent	Number	Percent
	Prior to this			Number	(Assuming No	(Assuming No	(Assuming Full	(Assuming Full
	Offering			of Shares	Exercise of	Exercise of	Exercise of	Exercise of
Name	Number		Percent	Offered	Over-Allotment)	Over-Allotment)	Over-Allotment)	Over-Allotment)

Executive Officers and Directors:
Archie C. Black	373,232	(1)	3.1%	—	373,232	3.1%	373,232	3.1%
Steve A. Cobb	1,417,495	(2)	12.2%	1,229,508	187,987	1.6%	—	*
James J. Frome	197,476	(3)	1.7%	—	197,476	1.7%	197,476	1.7%
Michael J. Gray	38,381	(4)	*	—	38,381	*	38,381	*
Michael B. Gorman	1,312,911	(5)	11.3%	—	1,312,911	11.2%	1,312,911	11.2%
Martin J. Leestma	23,585	(6)	*	—	23,585	*	23,585	*
Kimberly K. Nelson	90,119	(7)	*	—	90,119	*	90,119	*
David J. Novak, Jr.	102,154	(8)	*	—	102,154	*	102,154	*
Philip E. Soran	2,225	(9)	*	—	2,225	*	2,225	*
George H. Spencer, III	1,344,827	(10)	11.6%	—	1,344,827	11.5%	1,344,827	11.4%
Sven A. Wehrwein	13,162	(11)	*	—	13,162	*	13,162	*
Executive officers and directors as a group (11 persons)	4,915,567		39.6%	1,229,508	3,686,059	29.5%	3,498,072	27.9%
5% Stockholders:
BVCF IV, LP	1,341,267	(12)	11.5%	—	1,341,267	11.4%	1,341,267	11.4%
Funds affiliated with CID Capital	1,413,935	(13)	12.2%	1,229,508	184,427	1.6%	—	*
Funds affiliated with River Cities Capital Funds	1,549,376	(14)	13.3%	1,347,284	202,092	1.7%	—	*
Funds affiliated with Split Rock Partners	1,309,351	(15)	11.3%	—	1,309,351	11.2%	1,309,351	11.2%

						Beneficial Ownership After this Offering
	Beneficial Ownership					Number	Percent		Number	Percent
	Prior to this				Number	(Assuming No	(Assuming No		(Assuming Full	(Assuming Full
	Offering				of Shares	Exercise of	Exercise of		Exercise of	Exercise of
Name	Number		Percent		Offered	Over-Allotment)	Over-Allotment)		Over-Allotment)	Over-Allotment)

Other Selling Stockholders:
BlueCrest Venture Finance Master Fund Limited	102,804	(16)		*	89,395	13,409		*	—		*
Martin A. Leibowitz	38,320			*	12,957	25,363		*	23,419		*
Granite Private Equity II, LLC	196,131	(17)	1.7%		92,096	104,035		*	90,221		*

*	Indicates ownership of less than 1%.

(1)	Includes 64,033 shares owned by the Archie C. and Jane McDonald Black Charitable Trust (the “Charitable Trust”) for which Mr. Black serves as a co-trustee, 400 shares owned by Mr. Black’s son and 308,799 shares subject to options that are exercisable within 60 days of the date of the table. Mr. Black may be deemed to have shared voting and investment power over the shares held by the Charitable Trust and his son, but disclaims beneficial ownership of such shares. Mr. Black has served as our Chief Executive Officer and President and a member of our board of directors since 2001.

(2)	Includes 3,560 shares subject to options that are exercisable within 60 days of the date of the table, 265,295 shares owned by CID Equity Fund V Liquidating Trust (the “CID Trust”) and 1,148,640 shares owned by CID Mezzanine Capital, LP (“CID Mezzanine Capital”). CID Mezzanine Partners, L.P. is the general partner of CID Mezzanine Capital. John C. Aplin and Robert J. O’Brien, as the general partners of CID Mezzanine Partners, L.P., share voting and investment power with respect to the shares owned by CID Mezzanine Capital. CID Equity Partners V is the trustee of the CID Trust. Aplin Partners, LLC is the general partner of CID Equity Partners V. John C. Aplin, as the sole member of Aplin Partners, LLC, has voting and investment power with respect to the shares. Mr. Cobb is the Chairman of our board of directors and a representative to an advisory board that affects the voting and disposition of the shares held by the CID Trust and CID Mezzanine Capital. Mr. Cobb may be deemed to have shared voting and investment power over the shares held by the CID Trust and CID Mezzanine Capital. Messrs. Cobb, Aplin and O’Brien disclaim beneficial ownership of the shares owned by the CID Trust and CID Mezzanine Capital, except to the extent of their pecuniary interest therein. The address of the CID Trust and CID Mezzanine Capital is 201 W. 103rd Street, Suite 200, Indianapolis, IN 46290.

(3)	Includes 197,476 shares subject to options that are exercisable within 60 days of the date of the table. Mr. Frome has served as our Executive Vice President and Chief Strategy Officer since 2001.

(4)	Includes 38,381 shares subject to options that are exercisable within 60 days of the date of the table. Mr. Gray has served as our Executive Vice President of Operations since November 2008.

(5)	Includes 3,560 shares subject to options that are exercisable within 60 days of the date of the table, 56,569 shares held by SPVC IV, LLC, 92,247 shares held by SPVC V, LLC, 1,157,825 shares held by SPVC VI, LLC and 2,710 shares held by SPVC Affiliates Fund I, LLC. Split Rock Partners, LLC, together with Vesbridge Partners, LLC, is the manager of SPVC IV, LLC, SPVC V, LLC, SPVC VI, LLC and SPVC Affiliates Fund I, LLC, however voting and investment power are delegated solely to Split Rock Partners, LLC. Michael Gorman, James Simons and David Stassen, as managing directors of Split Rock Partners, LLC, share voting and investment power with respect to the shares. Voting and investment power over shares held by each of the named funds above may be deemed to be shared with each of the managing directors and Split Rock Partners, LLC due to the affiliate relationships described above. Each of the managing directors and Split Rock Partners, LLC disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein. Mr. Gorman is a member of our board of directors. The address for each of these SPVC funds is 10400 Viking Drive, Suite 550, Minneapolis, MN 55344.

(6)	Includes 23,585 shares subject to options that are exercisable within 60 days of the date of the table.

(7)	Includes 90,119 shares subject to options that are exercisable within 60 days of the date of the table. Ms. Nelson has served as our Executive Vice President and Chief Financial Officer since 2007.

(8)	Includes 102,154 shares subject to options that are exercisable within 60 days of the date of the table. Mr. Novak has served as our Executive Vice President of Business Development since 2007.

(9)	Includes 2,225 shares subject to options that are exercisable within 60 days of the date of the table.

(10)	Includes 3,560 shares subject to options that are exercisable within 60 days of the date of the table and 1,341,267 shares held by BVCF IV, LP. Adams Street Partners, LLC is the sole general partner of BVCF IV, LP. Mr. Spencer is a senior consultant of Adams Street Partners, LLC. Adams Street Partners, LLC is deemed to have sole voting and investment power over the shares held by BVCF IV, LP. Mr. Spencer disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for BVCF IV, LP is c/o Adams Street Partners, LLC One N. Wacker Drive, Chicago, IL 60606.

(11)	Includes 13,162 shares subject to options that are exercisable within 60 days of the date of the table.

(12)	Includes 1,341,267 shares held by BVCF IV, LP. Adams Street Partners, LLC is the sole general partner of BVCF IV, LP. Mr. Spencer is a senior consultant of Adams Street Partners, LLC. Adams Street Partners, LLC is deemed to have sole voting and investment power over the shares held by BVCF IV, LP. Mr. Spencer disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for BVCF IV, LP is c/o Adams Street Partners, LLC One N. Wacker Drive, Chicago, IL 60606.

(13)	Includes 265,295 shares owned by CID Equity Fund V Liquidating Trust (the “CID Trust”) and 1,148,640 shares owned by CID Mezzanine Capital, LP (“CID Mezzanine Capital”). CID Mezzanine Partners, L.P. is the general partner of CID Mezzanine Capital. John C. Aplin and Robert J. O’Brien, as the general partners of CID Mezzanine Partners, L.P., share voting and investment power with respect to the shares owned by CID Mezzanine Capital. CID Equity Partners V is the trustee of the CID Trust. Aplin Partners, LLC is the general partner of CID Equity Partners V. John C. Aplin, as the sole member of Aplin Partners, LLC, has voting and investment power with respect to the shares. Mr. Cobb is the Chairman of our board of directors and a representative to an advisory board that affects the voting and disposition of the shares held by the CID Trust and CID Mezzanine Capital. Mr. Cobb may be deemed to have shared voting and investment power over the shares held by the CID Trust and CID Mezzanine Capital. Messrs. Cobb, Aplin and O’Brien disclaim beneficial ownership of the shares owned by the CID Trust and CID Mezzanine Capital, except to the extent of their pecuniary interest therein. The address of the CID Trust and CID Mezzanine Capital is 201 W. 103rd Street, Suite 200, Indianapolis, IN 46290.

(14)	Includes 537,429 shares owned by River Cities Capital Fund II Limited Partnership and 1,011,947 shares owned by River Cities SBIC III, L.P. RCCF Management, Inc. is the general partner of River Cities SBIC III, L.P. R. Glen Mayfield and Edwin T. Robinson, as the sole shareholders, officers and directors of RCCF Management, Inc., share voting and investment power with respect to the shares. Messrs. Mayfield and Robinson disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Mayson II, Inc. is the general partner of River Cities Management II, L.P., the general partner of River Cities Capital Fund II Limited Partnership. Messrs. Mayfield and Robinson, as the sole shareholders, officers and directors of Mayson II, Inc., share voting and investment power with respect to the shares. Messrs. Mayfield and Robinson disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The address for each of these River Cities funds is 221 East Fourth Street, Suite 2400, Cincinnati, OH 45202.

(15)	Includes 56,569 shares held by SPVC IV, LLC, 92,247 shares held by SPVC V, LLC, 1,157,825 shares held by SPVC VI, LLC and 2,710 shares held by SPVC Affiliates Fund I, LLC. Split Rock Partners, LLC, together with Vesbridge Partners, LLC, is the manager of SPVC IV, LLC, SPVC V, LLC, SPVC VI, LLC and SPVC Affiliates Fund I, LLC, however voting and investment power are delegated solely to Split Rock Partners,

LLC. Michael Gorman, James Simons and David Stassen, as managing directors of Split Rock Partners, LLC, share voting and investment power with respect to the shares. Voting and investment power over shares held by each of the named funds above may be deemed to be shared with each of the managing directors and Split Rock Partners, LLC due to the affiliate relationships described above. Each of the managing directors and Split Rock Partners, LLC disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein. Mr. Gorman is a member of our board of directors. The address for each of these SPVC funds is 10400 Viking Drive, Suite 550, Minneapolis, MN 55344.

(16)	David DeRosa, Linburgh Martin, and Williams Reeves, as directors of BlueCrest Venture Finance Master Fund Limited, share voting and investment power with respect to the shares. Each director disclaims beneficial ownership of the shares, except to the extent of any pecuniary interest therein. The address for BlueCrest Venture Finance Master Fund Limited is PO Box 309, Ugland House, South Church Street, Georgetown, Cayman Islands.

(17)	Gerry Holding Co. II, LLC is the sole member of Granite Private Equity II, LLC. Alan Gerry has voting and investment power with respect to the shares. The address for Granite Private Equity II, LLC is 5150 Tamiami Trail, North Suite 402 Naples, Florida 34103.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and bylaws. We refer you to the form of our certificate of incorporation and to the form of our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital

Our authorized capital stock consists of (1) 55,000,000 shares of common stock and (2) 5,000,000 shares of preferred stock. Immediately following the completion of this offering, we will have 11,727,743 shares of common stock and no shares of preferred stock outstanding (or 11,742,743 shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares to cover overallotments, if any). As of November 1, 2010, there were 109 holders of record of our common stock.

Common Stock

Voting. Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividends Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant.

Liquidation and Preemptive Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Preferred Stock

Our charter provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;
•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and
•	any qualifications, limitations or restrictions.

We believe that the ability of our board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

After completion of this offering, certain holders of our common stock will have these registration rights, which include 184,427, 1,309,351 and 1,341,267 shares owned by entities affiliated with Steve A. Cobb, Michael B. Gorman and George H. Spencer, III, respectively (assuming no exercise of the underwriters’ option to purchase additional shares in this offering).

Demand Registration Rights

We are obligated to effect up to four registrations as requested by the holders of our common stock having registration rights, including two that may be on Form S-1. A request for registration must cover at least 20% in the aggregate of the then outstanding shares, on a fully diluted basis, entitled to registration rights. We may delay the filing of a registration statement in connection with a demand registration for a period of up to 120 calendar days upon the advice of the investment banker(s) and manager(s) that will administer the offering.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act (except for the registration of securities to be offered pursuant to an employee benefit plan on Form S-8 or pursuant to a registration made on Form S-4 or any successor forms then in effect), we will include in these registrations all securities with respect to which we have received written requests for inclusion under our registration rights agreement, but subject to certain limitations.

We will not make any public sale or distribution of any of our securities during the seven days prior to and the 90 days after the effective date of any underwritten demand registration or any underwritten piggyback registration unless the managing underwriters agree otherwise. We will not register any of our securities until at least three months has elapsed from the effective date of the previous registration (except for the registration of securities to be issued in connection with employee benefit plans, to permit exercise or conversions of previously issued options, warrants, or other convertible securities or in connection with a demand registration). We will pay substantially all of the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registrations described above.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control of our company or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

•	provide for our board of directors to be divided into three classes with staggered three-year terms, with only one class of directors being elected at each annual meeting of our stockholders and the other classes continuing for the remainder of their respective three-year terms;
•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;
•	provide that the authorized number of directors may be changed by resolution of the board of directors;
•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	provide that stockholders may not act by written consent in lieu of a meeting;

•	provide that any director may be removed from office only with cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors;
•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and
•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We maintain a directors’ and officers’ liability insurance policy.

We entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Nasdaq Stock Market

Our common stock is listed on the Nasdaq Global Market under the symbol “SPSC.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of these sales, could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of September 30, 2010, and assuming no exercise of outstanding options or warrants, we will have outstanding an aggregate of 11,727,743 shares of our common stock (11,742,743 if the underwriters’ overallotment option is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters’ exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

Assuming no exercise of the underwriters’ overallotment option, 3,101,170 shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. 2,650,618 of these restricted securities will be subject to transfer restrictions for 60 days from the date of this prospectus and 450,552 of these restricted securities will be subject to transfer restrictions for 90 days from the date of this prospectus pursuant to market stand-off agreements. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Lock-up Agreements

Officers and directors directly holding 779,461 shares of our common stock or outstanding options and holders of an additional 3,300,566 shares of our common stock have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Stifel, Nicolaus & Company, Incorporated. In addition, officers and directors directly holding 7,120 shares of our common stock or outstanding options and holders of 2,560,618 shares of our common stock have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 60 days from the date of this prospectus without the prior written consent of Stifel, Nicolaus & Company, Incorporated. Stifel, Nicolaus & Company, Incorporated has advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Stifel, Nicolaus & Company, Incorporated, which may be granted by Stifel, Nicolaus & Company, Incorporated for any reason. The 60 or 90-day lock-up period, as applicable, will be automatically extended if (i) during the last 17 days of the initial restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the initial restricted period, we announce that we will release earnings results during the 16-day period following the last day of the initial period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. After the lock-up period, these shares may be sold, subject to applicable securities laws. See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or
•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the applicable lock-up periods described above, 3,101,170 additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Options and Warrants

As of September 30, 2010, stock options to purchase a total of 1,598,986 shares of our common stock were outstanding with a weighted average per share exercise price of $4.40 and expiration dates between October 2010 and July 2020. As of September 30, 2010, 366,314 shares of common stock were reserved for future grants under our 2010 Equity Incentive Plan. This number is subject to increase on an annual basis and subject to increase for shares of stock subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares subject to the award. Upon completion of this offering, warrants to purchase a total of 5,456 shares of our common stock will be outstanding with a per share exercise price of $3.67 and an expiration date of May 20, 2011. On June 4, 2010 we filed three separate registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2010 Plan, 2001 Plan and 1999 Plan. The registration statements became effective upon filing. See the “Management — Compensation Discussion and Analysis — Equity and Stock Option Plans” section of this prospectus for additional information regarding the plans. Accordingly, shares of our common stock registered under the registration statements are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Subject to the exercise of issued and outstanding options and contractual restrictions, shares held by our directors and executive officers which are registered under the registration statements on Form S-8 will be available for sale into the public market after the expiration of the 60-day or 90-day (as applicable) lock-up agreements with the underwriters, subject to the vesting requirements.

Registration Rights

After completion of this offering, certain holders of our common stock will have specific rights to register shares for sale in the public market, which include 184,427, 1,309,351 and 1,341,267 shares owned by entities affiliated with Steve A. Cobb, Michael B. Gorman and George H. Spencer, III, respectively (assuming no exercise of the underwriters’ option to purchase additional shares in this offering). See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source;
•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	an entity that is disregarded as separate from its owner if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. state or local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;
•	tax-exempt organizations;
•	controlled foreign corporations and passive foreign investment companies;
•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;
•	pension plans;
•	persons who received our common stock as compensation;
•	brokers and dealers in securities;
•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and
•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any beneficial owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty or to claim an exemption from withholding, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN or Form W-8ECI must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may also apply;
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or
•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments (currently at a rate of 28%). Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if we receive the certification of foreign status described in the preceding sentence and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
JMP Securities LLC
Needham & Company, LLC
Canaccord Genuity Inc.
Craig-Hallum Capital Group LLC

Total	2,871,240

Stifel, Nicolaus & Company, Incorporated is the book-running manager, William Blair & Company, L.L.C., JMP Securities LLC and Needham & Company, LLC are co-lead managers and Canaccord Genuity Inc. and Craig-Hallum Capital Group LLC are co-managers.

Of the 2,871,240 shares to be purchased by the underwriters, 100,000 shares will be purchased from us and 2,771,240 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Stifel, Nicolaus & Company, Incorporated expects to deliver the shares of common stock to purchasers on or about          , 2010.

Over-Allotment Option

We and the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 430,686 additional shares of our common stock at the public offering price, less the underwriting discount payable by us and the selling stockholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters have required all of our directors and officers, the selling stockholders and certain other of our stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 60 days or 90 days (as applicable), after the date of this prospectus.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under our 2010 Equity Incentive Plan.

The 60 or 90-day restricted periods described in the preceding two paragraphs, and described in further detail under “Shares Eligible for Future Sale — Lock-up Agreements” will be automatically extended if: (1) during the last 17 days of the restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period following the last day of the period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Nasdaq Stock Market

Our common stock is listed on the Nasdaq Global Market under the symbol “SPSC.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize,

maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Faegre & Benson llp, Minneapolis, Minnesota. The underwriters have been represented in connection with this offering by Goodwin Procter llp, Boston, Massachusetts.

EXPERTS

The financial statements of SPS Commerce, Inc. as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus and registration statement have been so included in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. We are subject to the informational requirements of the Securities Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are publicly available, free of charge, on our website (www.spscommerce.com) as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (612) 435-9400 or by mail at SPS Commerce, Inc., 333 South Seventh Street, Suite 1000, Minneapolis, Minnesota 55402. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page

SPS Commerce, Inc. — Financial Statements
Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2008 and 2009 (audited) and September 30, 2010 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2007, 2008 and 2009 (audited) and the nine months ended September 30, 2009 and 2010 (unaudited)	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2007, 2008 and 2009 (audited) and the nine months ended September 30, 2010 (unaudited)
F-5
Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009 (audited) and the nine months ended September 30, 2009 and 2010 (unaudited)	F-6
Notes to Financial Statements for the years ended December 31, 2007, 2008 and 2009 (audited)	F-7
Notes to Financial Statements for the nine months ended September 30, 2009 and 2010 (unaudited)	F-22
Schedule II — Valuation and Qualifying Accounts	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SPS Commerce, Inc.

We have audited the accompanying balance sheets of SPS Commerce, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPS Commerce, Inc. as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP
Minneapolis, Minnesota
February 12, 2010 (except for Note J as to which the date is April 13, 2010)

SPS COMMERCE, INC.

BALANCE SHEETS
(In thousands, except share amounts)

	December 31,		September 30,
	2008	2009	2010
			(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,715	$5,931	$39,113
Accounts receivable, less allowance for doubtful accounts of $308, $226 and $217	4,564	4,766	5,517
Deferred costs, current	4,058	4,126	4,581
Prepaid expenses and other current assets	785	1,440	991

Total current assets	13,122	16,263	50,202
PROPERTY AND EQUIPMENT
Computer equipment and purchased software	7,560	8,542	9,731
Office equipment and furniture	1,660	1,678	1,719
Leasehold improvements	609	609	609

	9,829	10,829	12,059
Less accumulated depreciation and amortization	(7,020)	(8,309)	(9,457)

	2,809	2,520	2,602
GOODWILL	1,166	1,166	1,166
INTANGIBLE ASSETS, net	446	290	290
OTHER ASSETS
Deferred costs, net of current portion	1,587	1,617	1,887
Other non-current assets	67	63	80

Total other assets	1,654	1,680	1,967

	$19,197	$21,919	$56,227

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Current portion of capital lease obligations	$441	$338	$122
Equipment and term loans	1,409	499	—
Line of credit, net of discount	1,300	1,500	—
Accounts payable	804	1,345	1,058
Accrued compensation and benefits	1,884	3,005	3,719
Accrued expenses and other current liabilities	567	1,071	889
Deferred rent	112	123	132
Current portion of deferred revenue	2,574	3,407	3,674
Interest payable	36	2	—

Total current liabilities	9,127	11,290	9,594
Deferred revenue, less current portion	4,014	4,025	4,624
Equipment and term loans, less current portion	732	233	—
Capital lease obligations, less current portion	553	122	—
Convertible preferred stock warrant liability	188	569	—
Deferred tax liability	82	110	138
Other long-term liabilities	381	258	151

Total liabilities	15,077	16,607	14,507
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Series A redeemable convertible preferred stock, $0.001 par value; 1,182,217, 1,182,217 and 0 shares authorized, 1,154,151, 1,154,151 and 0 shares issued and outstanding; aggregate liquidation preference of $10,000, $10,000 and $0, respectively	37,676	37,676	—
Series B redeemable convertible preferred stock, $0.001 par value, 6,274,329, 6,274,329 and 0 shares authorized; 5,688,116, 5,688,116 and 0 shares issued and outstanding; aggregate liquidation preference of $21,112, $21,112 and $0, respectively	20,844	20,658	—
Series C redeemable convertible preferred stock, $0.001 par value, 1,602,000, 1,602,000 and 0 shares authorized; 1,251,559, 1,251,559 and 0 shares issued and outstanding; aggregate liquidation preference of $7,500, $7,500 and $0, respectively	7,444	7,444	—

Total redeemable convertible preferred stock	65,964	65,778	—
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.001 par value; 0, 0, and 5,000,000 shares authorized; 0 shares issued and outstanding	—	—	—
Common stock, $0.001 par value; 13,442,303, 13,442,303, and 55,000,000 shares authorized; 331,145, 327,113 and 11,627,743 shares issued and outstanding	—	—	12
Additional paid-in capital	4,970	5,186	104,916
Accumulated deficit	(66,814)	(65,652)	(63,208)

Total stockholders’ equity (deficit)	(61,844)	(60,466)	41,720

	$19,197	$21,919	$56,227

The accompanying notes are an integral part of these financial statements.

SPS COMMERCE, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Year Ended			For the Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)

Revenues	$25,198	$30,697	$37,746	$27,765	$32,678
Cost of revenues	6,379	9,258	11,715	8,742	9,293

Gross profit	18,819	21,439	26,031	19,023	23,385
Operating expenses
Sales and marketing	11,636	12,493	13,506	10,005	11,768
Research and development	3,546	3,640	4,305	3,226	3,218
General and administrative	5,458	6,716	6,339	4,671	5,805

Total operating expenses	20,640	22,849	24,150	17,902	20,791

Income (loss) from operations	(1,821)	(1,410)	1,881	1,121	2,594
Other income (expense)
Interest expense	(439)	(419)	(270)	(225)	(66)
Interest income	—	—	—	—	104
Other income (expense)	120	28	(358)	113	(93)

Total other expense	(319)	(391)	(628)	(112)	(55)
Income tax expense	(16)	(94)	(91)	(60)	(96)

Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443

Net income (loss) per share
Basic	$(11.65)	$(6.45)	$3.53	$2.87	$0.36
Fully diluted	$(11.65)	$(6.45)	$0.13	$0.10	$0.22
Weighted average common shares used to compute net income (loss) per share
Basic	185	294	329	331	6,796
Fully diluted	185	294	9,268	9,084	11,275

The accompanying notes are an integral part of these financial statements.

SPS COMMERCE, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’
EQUITY (DEFICIT)
(In thousands, except share amounts)

								Stockholders’ Equity (Deficit)
												Total
	Redeemable Convertible Preferred Stock									Additional		Stockholders’
	Series A		Series B		Series C			Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount	Capital	Deficit	(Deficit)

Balances at January 1, 2007	1,154,151	$37,676	5,759,246	$20,844	—	$—	$58,520	122,169	$—	$4,717	$(62,763)	$(58,046)
Issuance of redeemable convertible preferred stock, net of offering costs of $56	—	—	—	—	1,251,559	7,444	7,444	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	46	—	46
Exercise of stock options	—	—	—	—	—	—	—	124,593	—	45	—	45
Net loss	—	—	—	—	—	—	—	—	—	—	(2,156)	(2,156)

Balances at December 31, 2007	1,154,151	37,676	5,759,246	20,844	1,251,559	7,444	65,964	246,762	—	4,808	(64,919)	(60,111)
Stock-based compensation	—	—	—	—	—	—	—	—	—	157	—	157
Exercise of warrants	—	—	—	—	—	—	—	2,232	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	82,151	—	5	—	5
Net loss	—	—	—	—	—	—	—	—	—	—	(1,895)	(1,895)

Balances at December 31, 2008	1,154,151	37,676	5,759,246	20,844	1,251,559	7,444	65,964	331,145	—	4,970	(66,814)	(61,844)
Stock-based compensation	—	—	—	—	—	—	—	—	—	228	—	228
Exercise of stock options	—	—	—	—	—	—	—	15,640	—	2	—	2
Repurchase of common and redeemable convertible preferred stock	—	—	(71,130)	(186)	—	—	(186)	(19,672)	—	(14)	—	(14)
Net income	—	—	—	—	—	—	—	—		—	1,162	1,162

Balances at December 31, 2009	1,154,151	37,676	5,688,116	20,658	1,251,559	7,444	65,778	327,113	—	5,186	(65,652)	(60,466)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	458	—	458
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	92,300	—	8	—	8
Conversion of redeemable convertible preferred stock (unaudited)	(1,154,151)	(37,676)	(5,688,116)	(20,658)	(1,251,559)	(7,444)	(65,778)	8,093,826	8	65,770	—	65,778
Conversion of warrants to purchase redeemable convertible preferred stock (unaudited)	—	—	—	—	—	—	—	—	—	596	—	596
Initial public offering, net of costs (unaudited)	—	—	—	—	—	—	—	3,114,504	3	32,898	—	32,901
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	2,443	2,443
Other (unaudited)	—	—	—	—	—	—	—	—	1	—	1	2

Balances at September 30, 2010 (unaudited)	—	$—	—	$—	—	$—	$—	11,627,743	$12	$104,916	$(63,208)	$41,720

The accompanying notes are an integral part of these financial statements.

SPS COMMERCE, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

				For the Nine
	For the Year Ended			Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
Cash flows from operating activities
Net income (loss)	$(2,156)	$(1,895)	$1,162	$949	$2,443
Reconciliation of net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	1,729	1,963	1,445	1,082	1,148
Provision for doubtful accounts	151	396	439	319	225
Amortization of debt issue costs	29	25	10	8	—
Stock-based compensation	46	157	228	177	458
Change in carrying value of preferred stock warrants	68	45	381	(95)	27
Non-cash interest expense	57	33	—	—	—
Changes in assets and liabilities, excluding effects of business acquisition
Accounts receivable	(800)	(811)	(641)	(574)	(975)
Prepaid expenses and other current assets	54	232	(655)	(12)	450
Other assets	(6)	(8)	(6)	(6)	(18)
Deferred costs	(2,885)	(1,659)	(98)	(128)	(724)
Accounts payable	520	(319)	541	133	(287)
Interest payable	(101)	(4)	(34)	(31)	(3)
Deferred revenue	1,849	1,526	844	837	866
Deferred tax liability	—	82	28	21	—
Accrued compensation and benefits	658	(510)	1,121	1,319	714
Deferred rent	(65)	27	(112)	(84)	(92)
Accrued expenses and other current liabilities	49	(87)	505	172	(160)

Net cash provided by (used in) operating activities	(803)	(807)	5,158	4,087	4,072
Cash flows from investing activities
Purchases of property and equipment	(1,123)	(884)	(1,000)	(506)	(1,230)
Maturities of short-term investments	—	1,263	—	—	—
Purchase of short-term investments	(1,263)	—	—	—	—

Net cash flows provided by (used in) investing activities	(2,386)	379	(1,000)	(506)	(1,230)
Cash flows from financing activities
Borrowings on line of credit	3,125	10,425	16,325	12,025	4,450
Payments on line of credit	(2,875)	(10,125)	(16,125)	(12,025)	(5,950)
Proceeds from equipment loans	756	855	—	—	—
Payments on equipment loans	(432)	(721)	(730)	(580)	(732)
Payments on term loan	(553)	(621)	(679)	(500)	—
Proceeds from exercise of stock options	45	5	2	—	8
Payments of capital lease obligations	(117)	(529)	(534)	(420)	(338)
Net proceeds from initial public offering	—	—	—	—	32,902
Proceeds from preferred stock	6,152	—	—	—	—
Purchase of preferred and common stock	—	—	(201)	—	—

Net cash flows provided by (used in) financing activities	6,101	(711)	(1,942)	(1,500)	30,340

Net increase (decrease) in cash and cash equivalents	2,912	(1,139)	2,216	2,081	33,182
Cash and cash equivalents at beginning of period	1,942	4,854	3,715	3,715	5,931

Cash and cash equivalents at end of period	$4,854	$3,715	5,931	$5,796	39,113

Supplemental disclosures of cash flow information
Cash paid for interest	$512	$374	$285	$78	$67
Supplemental schedule of non-cash investing and financing activities
Capital lease obligations incurred	$1,407	$166	$—	$—	$—
Issuance of preferred stock upon conversion of debt	$1,292	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SPS COMMERCE, INC.

NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

NOTE A —	BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

Business Description

SPS Commerce, Inc. (the “Company”) is a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. The Company provides its solutions through SPSCommerce.net, a hosted software suite that improves the way suppliers, retailers, distributors and other customers manage and fulfill orders. The Company derives the majority of its revenues from thousands of monthly recurring subscriptions from businesses that utilize the Company’s solutions.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risk and Uncertainties

The company relies on hardware and software licensed from third parties to offer its on-demand management solutions. Management believes alternate sources are available; however, disruption or termination of these relationships could adversely affect the Company’s operating results in the near term.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2010, the statements of operations and cash flows for the nine months ended September 30, 2009 and 2010, and the statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period of any other future year.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities when purchased of less than 90 days.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments in financial institutions in excess of federally insured limits and trade accounts receivable. Temporary cash investments are held with financial institutions that the Company believes are subject to minimal risk.

Accounts Receivable

Accounts receivable are initially recorded upon the sale of products to customers. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of customers to make the required payments. Accounts that are outstanding longer than the contractual terms are considered past due. When determining the allowances for doubtful accounts, the Company takes several factors into consideration including the overall composition of the accounts receivable aging, the Company’s prior history of accounts receivable write-offs, the type of customers and the Company’s day-to-day knowledge of specific customers. The Company writes off accounts receivable when they become uncollectible. Changes in the allowances for doubtful accounts are recorded as bad debt expense and are included in general and administrative expense in the Company’s statements of operations.

Property and Equipment

Property and equipment, including assets acquired under capital lease obligations, are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the individual assets or the lease term.

The estimated useful lives are:

Computer equipment and purchased software	2 — 5 years
Office equipment and furniture	5 — 7 years
Leasehold improvements	2 — 7 years

Significant additions or improvements extending asset lives beyond one year are capitalized, while repairs and maintenance are charged to expense as incurred. The assets and related accumulated depreciation and amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss included in net income (loss).

Research and Development

Costs incurred to develop software applications used in the Company’s on-demand supply chain management solution are accounted for in accordance with ASC 350-40, Intangibles — Goodwill and Other. Capitalizable costs consists of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Historically, no projects have had material costs beyond the preliminary project stage.

The Company’s research and development efforts during 2007, 2008 and 2009, related to its on-demand supply chain management solution were primarily maintenance and data conversion activities. As such, the Company did not capitalize any research and development costs during 2007, 2008 and 2009.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There has been no impairment of these assets to date.

Income Taxes

The Company provides for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

Effective January 1, 2007, the Company adopted the provisions of ASC 740-10, Income Taxes. Previously, the Company had accounted for tax contingencies in accordance with ASC 450-10, Contingencies. As required by ASC 740-10 the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied ASC 740-10 to all tax positions for which the statute of limitations remained open. The implementation of ASC 740-10 did not have a material impact on the Company’s financial statements.

Revenue Recognition

The Company generates revenues by providing a number of solutions to its customers. These solutions include Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence. All of the Company’s solutions are hosted applications that allow customers to meet their supply chain management requirements. Revenues from its Trading Partner Integration and Trading Partner Intelligence solutions are generated through set-up fees and recurring monthly hosting fees. Revenues from its Trading Partner Enablement solutions are generally one-time service fees.

Fees related to recurring monthly hosting services and one-time services are recognized when the services are provided. The recurring monthly fee is comprised of both a fixed and transaction based fee. Revenue is recorded in accordance with Staff Accounting Bulletin (SAB) 104, Revenue Recognition in Financial Statements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable and (4) collectability is probable. If collection is not considered probable, revenues are recognized when the fees are collected.

Set-up fees paid by customers in connection with the Company’s solutions, as well as associated direct and incremental costs, such as labor and commissions, are deferred and recognized ratably over the expected life of the customer relationship, which is generally two years. The Company continues to evaluate and adjust the length of these amortization periods as more experience is gained with customer renewals, contract cancellations and technology changes requested by its customers. It is possible that, in the future, the estimates of expected customer lives may change and, if so, the periods over which such subscription set-up fees and costs are amortized will be adjusted. Any such change in estimated expected customer lives will affect the Company’s future operations.

In accordance with ASC 605-45, Revenue Recognition, taxes are presented on a net-basis.

Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the impact of the Company’s outstanding potential common shares, such as options and warrants and redeemable convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income (loss) per common share.

The following table sets forth the components of the computation of basic and diluted net income (loss) per common share for the periods indicated:

	Years Ended December 31,
	2007	2008	2009

Numerator:
Net income (loss)	$(2,156)	$(1,895)	$1,162

Denominator:
Weighted average common shares outstanding, basic	184,684	293,868	329,049
Options and warrants to purchase common and preferred stock	—	—	791,295
Redeemable convertible preferred stock	—	—	8,147,441

Weighted average common shares outstanding, fully diluted	184,684	293,868	9,267,785

Net income (loss) per share-basic	$(11.65)	$(6.45)	$3.53

Net income (loss) per share- fully diluted	$(11.65)	$(6.45)	$0.13

The following outstanding options, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,
	2007	2008	2009

Options to purchase common stock	1,240,465	1,187,583	19,016
Redeemable convertible preferred stock	8,164,956	8,164,956	—
Preferred and common stock warrants	95,171	68,401	—

Stock-Based Compensation

ASC 718, Compensation — Stock Compensation, requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of those awards. In accordance with ASC 718, this cost is recognized over the period for which an employee is required to provide service in exchange for the award. ASC 718 requires that the benefits associated with tax deductions in excess of recognized compensation expense be reported as a financing cash flow rather than as an operating cash flow. The compensation cost recognized by the Company for stock options was $46, $157 and $228 at December 31, 2007, 2008 and 2009, respectively. As of December 31, 2008 and 2009, there was $466 and $459, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. As of December 31, 2008 and 2009, that cost is expected to be recognized on a straight line basis over a weighted average period of approximately 2.0 and 2.4 years.

The Company estimates the fair value of the options granted using the Black-Scholes method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised. In valuing share-based awards, significant judgment is required in determining the expected volatility of common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based on the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $655, $85 and $56 at December 31, 2007, 2008 and 2009, respectively. Advertising costs are included in operating expenses in the statement of operations.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill for impairment annually at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the Company with its carrying value. Fair value is determined using the future cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit with goodwill. This implied fair value is then compared with the carrying amount of goodwill and, if it is less, the Company would then recognize an impairment loss. There has been no impairment of the Company’s goodwill to date.

Intangible Assets

Intangible assets include subscriber relationships and covenants not-to-compete. The subscriber relationship asset is being amortized on a straight-line basis over three years, which approximates its respective useful life. The covenants not-to-compete are amortized on a straight-line basis over two years upon termination of employment of the respective employees.

The carrying amounts and accumulated amortization for intangible assets is as follows:

	December 31,
	2008			2009
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Intangible assets:
Subscriber relationships	$1,930	$1,822	$108	$1,930	$1,930	$—
Covenants not-to-compete	580	242	338	580	290	290

Total	$2,510	$2,064	$446	$2,510	$2,220	$290

Aggregate amortization expense incurred was $740, $788 and $156 for the years ended December 31, 2007, 2008 and 2009.

Segment Information

The Company operates in and reports on one segment, supply chain management solutions, based upon the provisions of ASC 280-10, Segment Reporting.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of debt and capital lease obligations approximates fair value.

Fair Value Measurements

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company’s financial condition or results of operations.

ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.
•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.
•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The table below presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$5,931	$5,931	$—	$—
Preferred stock warrants	$569	$—	$—	$569

The following is a reconciliation of the preferred stock warrants, which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs):

Balance as of January 1, 2008	$143
Total (gains) losses recognized	45

Balance at December 31, 2008	188
Total (gains) losses recognized	381

Balance at December 31, 2009	$569

Recent Accounting Pronouncements

In February 2008, the FASB issued guidance that delayed the effective date of ASC 820 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted ASC 820 for non-financial assets and non-financial liabilities on January 1, 2009, and such adoption did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued guidance that requires interim reporting period disclosure about the fair value of certain financial instruments, effective for interim reporting periods ending after June 15, 2009. The Company has adopted these disclosure requirements. Due to their nature, the carrying value of cash, receivables, payables and debt obligations approximates fair value.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events”. Subsequent events that provide evidence about conditions that arose after the balance-sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events”. The disclosure requirements of ASC 855 are effective for interim and annual periods ending after June 15, 2009. In February 2010, ASU 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements, was issued to clarify disclosure requirements and align with SEC subsequent event disclosure guidelines. The Company has adopted this new standard.

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). Use of the new Codification is effective for interim and annual periods ending after September 15, 2009. The Company has used the new Codification in reference to GAAP in this report and such use has not impacted the results of the Company.

In October 2009, the FASB issued the following ASUs:

•	ASU No. 2009-13, Revenue Recognition (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force; and
•	ASU No. 2009-14, Software (ASC Topic 985), Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force.

ASU No. 2009-13: This guidance modifies the fair value requirements of ASC subtopic 605-25 Revenue Recognition-Multiple Element Arrangements, by allowing the use of the “best estimate of selling price” in addition to VSOE and Vendor Objective Evidence (now referred to as third-party evidence, or TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted.

ASU No. 2009-14: This guidance modifies the scope of ASC subtopic 965-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

These updates require expanded qualitative and quantitative disclosures and are effective for fiscal years beginning on or after June 15, 2010. However, companies may elect to adopt the updated requirements as early as interim periods ended September 30, 2009. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company is currently evaluating the impact of adopting these updates on its financial statements.

Reclassifications

Certain reclassifications have been made to the 2007 and 2008 financial statements to conform with the presentation used in 2009. These reclassifications had no effect on net income (loss), stockholders’ deficit or net income (loss) per share previously reported.

NOTE B —	FINANCIAL STATEMENT COMPONENTS

Debt Issue Costs

The Company capitalizes all debt issue costs and amortizes these costs as interest expense over the term of the related debt. Debt issue costs are included in other assets on the Balance Sheet. Debt issue costs consist of the following:

	December 31,
	2008	2009

Debt issue costs	$114	$119
Accumulated amortization	(106)	(115)

	$8	$4

Amortization expense was $29, $22 and $9 for the years ended December 31, 2007, 2008 and 2009.

Accounts Payable

Accounts payable included the following at December 31, 2008 and 2009:

	December 31,
	2008	2009

Costs incurred for initial public offering	$—	$318
Other accounts payable	804	1,027

	$804	$1,345

Other expenses and other current liabilities

Other expenses and other current liabilities included the following at December 31, 2008 and 2009:

	December 31,
	2008	2009

Costs accrued for initial public offering	$—	$377
Other accrued expenses and other current liabilities	567	694

	$567	$1,071

NOTE C —	INCOME TAXES

The provision for income taxes at December 31, 2007, 2008 and 2009, consist of the following:

	2007	2008	2009

Current	$16	$12	$63
Deferred	—	82	28

Total income tax expense	$16	$94	$91

The tax provision includes estimated federal alternative minimum taxes, state taxes and deferred tax expense related to book and income tax basis differences in goodwill created in the Owens Direct asset acquisition.

A reconciliation of income tax expense (benefit) to the statutory federal rate is as follows:

	2007	2008	2009

Expected federal income tax at statutory rate	$(728)	$(612)	$420
State income taxes, net of federal tax effect	(68)	(52)	52
Meals and entertainment	47	16	13
Stock compensation expense	16	53	67
Stock warrants	23	15	129
Change in valuation allowance	729	614	(805)
Change in state deferred rate	—	—	54
Prior year true-up	—	—	100
AMT expense	—	—	36
Other	(3)	60	25

Total income tax expense	$16	$94	$91

As of December 31, 2009, the Company had net operating loss carryforwards of $53,437 for U.S. federal tax purposes and $32,491 for state tax purposes. These loss carryforwards expire between 2010 and 2029. To the extent these net operating loss carryforwards are available, the Company will use them to reduce its corporate income tax liability associated with its operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Due to changes in ownership, some of the Company’s net operating loss carryforwards will be limited.

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2008 and 2009 are as follows:

	2008	2009

Current:
Accounts receivable allowances	$125	$115
Accrued expenses	252	285

Total current deferred tax assets	377	400
Valuation allowance	(377)	(400)

Net current deferred tax assets	$—	$—

Noncurrent:
Net operating loss carryforward	$19,867	$19,096
Deferred revenue	530	761
Depreciation and amortization	789	527

Total noncurrent deferred tax assets	21,186	20,384
Valuation allowance	(21,268)	(20,494)

Net noncurrent deferred tax liability	$82	$110

The Company’s net deferred tax assets have been reduced fully by a valuation allowance, as realization is not considered to be likely based on an assessment of the history of losses and the likelihood of sufficient future taxable income. The deferred tax liability recorded at December 31, 2009 and 2008 relates to goodwill created in the Owens Direct asset acquisition which is deductible for tax purposes.

In the event the Company realizes its deferred tax assets in the future, approximately $29 of the NOL carry-forwards were generated through stock option deductions and will be recorded in additional paid-in capital rather than offset income tax expense.

It is the Company’s practice to recognize penalties and/or interest to income tax matters in income tax expenses. As of December 31, 2009, the Company did not have an accrual for interest or penalties related to unrecognized tax benefits. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2006. The Company is open to state tax audits until the applicable statutes of limitations expire.

NOTE D —	LINE OF CREDIT AND LONG-TERM DEBT

On March 30, 2009, the Company agreed to terms with a lender to provide for equipment loans in the aggregate amount not to exceed $1,100. All loans are payable in 36 monthly installments of principal and interest at 12.75%. The Company entered into an equipment loan with the same lender on March 24, 2008 to provide equipment loans in the aggregate amount not to exceed $1,250. All loans are payable in 36 monthly installments of principal and interest at 9.25% plus the greater of 2.55% or the yield for the three-year U.S. Treasury note on the date of the advance.

The Company entered in to an equipment loan agreement with the same lender on March 20, 2007 in the aggregate amount not to exceed $1,250. All loans from the agreement dated March 20, 2007 are payable in 36 monthly installments of principal and interest at 7.20% plus the greater of 4.84% or the yield for the three-year U.S. treasury note on the date of the advance.

On February 3, 2006, the Company entered into a loan and security agreement with the same lender which included a $2,000 term loan, an equipment loan not to exceed an aggregate of $1,250, and a revolving line of credit. The revolving line of credit was limited to the lesser of $1,250 or 85% of eligible domestic accounts receivable plus 70% of eligible foreign accounts receivable less any reserves. On April 8, 2009, the Company agreed to terms for a renewal of the revolving line of credit which provides for available borrowings up to $3,500 based on eligible receivables, and expires on March 31, 2010.

Each loan is collateralized by the assets of the Company and contains certain nonfinancial covenants with which the Company was in compliance at December 31, 2009. The fair value of the preferred stock warrant issued in connection with the loan and security agreement was $160 and was recorded as a debt discount. This debt discount is being amortized to interest expense over the weighted average life of the term loan, equipment loan and the revolving line of credit.

At December 31, 2008 and 2009, the Company’s outstanding borrowings under the revolving line of credit were $1,300 and $1,500 with effective interest rates of 9.50% and 9.00%, respectively.

The long-term debt consists of the following:

	December 31,
	2008	2009

Term note of $2,000 payable in six monthly interest only payments followed by 39 monthly payments of principal and interest at 6.95% plus the greater of 4.54% or the yield for the four-year U.S. Treasury note on the date of the loan (effective rate of 11.60% and 0% at December 31, 2008 and 2009) through December 1, 2009	$697	$—
Equipment line — all loans made under the equipment line are payable in 36 monthly installments of principal and interest.
Various equipment loans — interest ranging from 11.49% to 12.53% and due at dates through January 1, 2012	1,462	732

Total debt	$2,159	$732
Less: discount	(18)	—

Total debt, less discount	2,141	732
Less: current maturities	(1,409)	(499)

Total long-term debt	$732	$233

Future maturities of long-term debt are as follows for the year ended December 31, 2009:

2010	499
2011	224
2012	9

$732

NOTE E —	COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases certain computer equipment under capital leases that bear interest ranging from 8.9% to 10.75%. A summary of the Company’s property under these leases are as follows:

	December 31,
	2008	2009

Computer equipment and purchased software	$1,664	$1,664
Less: accumulated amortization	(795)	(892)

	$869	$772

Future minimum payments under capital leases are as follows for 2009:

2010	366
2011	125

Total minimum lease payments	491
Less: amount representing interest	(31)

Present value of minimum lease payments	460
Less: current portion	338

$122

Operating Leases

The Company is obligated under non-cancellable operating leases primarily for office space. In addition to base rent under the leases, the Company pays utilities and its pro rata share of real estate taxes. Rent expense charged to operations was $580, $663 and $682 for the years ended December 31, 2007, 2008 and 2009.

Future minimum lease payments are as follows:

2010	776
2011	787
2012	666

$2,229

Management Incentive Agreements

During 2002, the board of directors of the Company approved management incentive agreements that provide for a bonus to be paid to certain executive officers upon the sale of the Company. The aggregate bonus is equal to 0.322% of the amount of the purchase price, as defined, exceeding $25,000 and less than $65,000. The aggregate bonus under these agreements is limited to $150. The management incentive agreements terminate on June 30,

2012, regardless of employment status. At December 31, 2008 and 2009, no expense or liability had been recorded relating to these agreements.

Other Contingencies

The Company is involved in various claims and legal actions in the normal course of business. Management believes that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

NOTE F —	STOCKHOLDERS’ DEFICIT

Redeemable Convertible Preferred Stock

The Company has issued various classes of redeemable convertible preferred stock. The holders of Series A, B, and C redeemable convertible preferred stock have the option to put their shares back to the Company at the liquidation preference value, as defined in the Certificate of Incorporation, in the event of any liquidation, dissolution or winding up of the Company. Certain events defined in the Certificate of Incorporation are deemed to be a liquidation.

None of the Series A, B and C redeemable convertible preferred stock have a mandatory redemption feature. In the event of liquidation, as defined, the holders of Series C redeemable convertible preferred stock shall be entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the Company to the holders of Series B and A redeemable convertible preferred stock or common stock, an amount in cash equal to $5.99 per share plus accrued unpaid dividends. After the liquidation payment to Series C redeemable convertible preferred stockholders, the holders of Series B redeemable convertible preferred stock shall be entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the Company to the holders of Series A redeemable convertible preferred stock or common stock, an amount in cash equal to $3.67 per share plus accrued unpaid dividends. After the liquidation payment of Series B redeemable convertible preferred stockholders, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the Company to the holders of common stock, an amount in cash equal to $8.65 per share plus accrued unpaid dividends. After the liquidation payment to Series C, B and A redeemable convertible preferred stockholders, holders of common stock and Series A, B and C redeemable convertible preferred stock shall share pro rata in the remaining assets of the Company.

Each share of Series A, B, and C redeemable convertible preferred stock, at the option of the holder, is convertible into common shares at a conversion ratio which was 1 to 1 at December 31, 2009. The conversion ratio is equal to the conversion value divided by the conversion price. The conversion value and conversion price were initially set in the Company’s Fifth Amended and Restated Certificate of Incorporation at $8.65, $3.67 and $5.99 for the Series A, B and C redeemable convertible preferred stock, respectively. The conversion price is subject to adjustment for certain dilutive issuances. The Company has not issued any dilutive instruments which would adjust the conversion price. Therefore, at December 31, 2009, the conversion value and the conversion price have not changed since they were initially set.

Each share of Series A, B and C redeemable convertible preferred stock shall automatically and immediately be converted into shares of common stock upon the closing of a public offering pursuant to an effective registration statement at the then effective conversion ratio, if the offering price per share is not less than $13.45 and the gross proceeds to the Company are at least $20,000. Each share of redeemable convertible preferred stock is subject to weighted-average anti-dilution price protection. The holders of the redeemable convertible preferred stock are entitled to dividends only when declared. No dividends have been declared since the issuance of the redeemable convertible preferred stock. Generally, holders of Series A, B and C redeemable convertible preferred stock shall vote on all matters submitted to a vote of stockholders, except those required by law to be submitted to a class vote.

NOTE G —	SHARE-BASED COMPENSATION

At December 31, 2009, there were 122,706 options available for grant under approved stock option plans. At December 31, 2007, 2008 and 2009 there were 155 stock options outstanding issued outside the stock option plans. The stock options generally vest over three to four years and generally have a contractual term of ten years from the date of grant. The 2001 Stock Option Plan provides for the grant of incentive and nonqualified stock options to employees, non-employee directors, and other consultants who provide services to the Company. The 2001 Stock Option Plan provides that grants of incentive stock options cannot be less than 110% of the fair market value of the Company’s common stock on the date of grant and the exercise price of incentive stock options granted to any other employees may not be less than 100% of the fair market value of the Company’s common stock on the date of grant.

Stock Options

A summary of the Company’s stock option activity is presented below:

		Weighted-
		Average
	Options	Exercise
	Outstanding	Price($/Sh)

Outstanding at January 1, 2007	1,092,989	$1.94
Granted	311,085	3.27
Exercised	(124,593)	0.37
Forfeited	(39,016)	0.49

Outstanding at December 31, 2007	1,240,465	2.48
Granted	46,191	4.62
Exercised	(82,151)	0.37
Forfeited	(16,922)	3.67

Outstanding at December 31, 2008	1,187,583	2.69
Granted	339,187	2.86
Exercised	(15,640)	0.37
Forfeited	(262,925)	7.98

Outstanding at December 31, 2009	1,248,205	$1.65

The following table summarizes our stock option grants from January 1, 2009 through December 31, 2009 and our contemporaneous valuations for those grants.

				Aggregate
			Fair	Intrinsic
	Number of	Per Share	Value(s)	Value of
	Options	Exercise	Estimate	Options	Valuation
Period of Grant	Granted	Price(s)	Per Share	Granted	Date(s)

First Quarter — 2009	82,503	$3.45	$3.45	$664	February 10, 2009
Second Quarter — 2009	99,858	$2.43-$2.55	$2.43-$2.55	$903	April 1, 2009 and April 22, 2009
Third Quarter — 2009(1)	238,527	$3.03	$3.03	$2,019	July 23, 2009
Fourth Quarter — 2009	801	$3.71	$3.71	$6	October 22, 2009

(1)	On July 23, 2009, 237,726 options were modified to lower the per share exercise price to $3.03.

The following table summarizes information about stock options outstanding at December 31, 2009:

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Options	Contractual	Exercise	Options	Exercise
Exercise Price Per Share	Outstanding	Life	Price($/Sh)	Exercisable	Price($/Sh)

$0.375	752,755	4.0	$0.37	746,756	$0.37
$0.41 — $7.45	476,453	7.4	2.85	220,512	2.94
$7.49 — $11.24	17,802	1.5	7.49	17,802	7.49
$149.81 — $247.19	1,040	0.2	224.79	1,040	224.72
$383.52 — $432.96	155	0.0	383.52	155	383.52

Total	1,248,205	5.3	$1.65	986,265	$1.37

The intrinsic value of options exercised during the year ended December 31, 2007, 2008, and 2009 was $280, $346, and $101.

The weighted-average fair value of the options granted during 2007, 2008 and 2009 were $1.76, $2.40, and $1.54 respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes method with the following assumptions:

	2007	2008	2009

Weighted-average volatility	52.0%	53.0%	49% - 53%
Expected dividends	0.0%	0.0%	0.0%
Expected life (in years)	8.0	7.0	4.0 - 7.0
Weighted-average risk-free interest rate	4.4%	4.0%	2.71% - 4.01%

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historic volatilities from traded shares of a selected publicly traded peer group. It is not routine for the Company to issue dividends and it does not expect to do so in the future.

On July 23, 2009, the Company unilaterally amended the terms of 237,726 stock options granted to 17 employees and one director to reduce the exercise price for all the shares subject to each option to $3.03 per share, which was the fair market value of the common stock on the date of the amendments. The amendments did not change the vesting provisions or the number of shares subject to any of the option awards. This was accounted for as a stock option modification and required the remeasurement of these stock options. This remeasurement resulted in total additional incremental stock-based compensation cost of $60, which will be recognized ratably over the remaining vesting period of the original awards. Of the $228 of stock based compensation recognized in the period ended December 31, 2009, approximately $32 related to the stock-based compensation costs associated with the modified options.

Common Stock Warrants

The Company had 200 and 0 warrants outstanding to purchase common stock, with exercise prices ranging from $0.75 to $393.26 per share, at December 31, 2008 and 2009.

Preferred Stock Warrants

At December 31, 2008 and 2009, the Company had warrants outstanding to purchase 68,201 shares of Series B redeemable convertible preferred stock, with exercise prices of $3.67 per share. These warrants expire on dates ranging from May 2011 to February 2016.

The Company is required to classify the outstanding warrants to purchase redeemable convertible preferred stock as a liability on its balance sheet and record adjustments to their fair value in the statements of operations. The Company recorded income (expense) of $(69), $(45) and $(381) for the years ended December 31, 2007, 2008 and 2009. This expense was recorded in other income (expense). The warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net, until conversion of the preferred stock warrants to common stock upon completion of the Company’s initial public offering.

NOTE H —	EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) retirement savings plan whereby employees are allowed to contribute up to 100% of their salaries and the Company will match 25% up to the first 6%. The Company’s contributions vest immediately. Company contributions to the plan were $124, $172 and $219, respectively for the years ended December 31, 2007, 2008 and 2009.

NOTE I —	GUARANTEES

The Company provides limited guarantees to certain customers through service level agreements. These agreements are defined in the master agreements with the customer and performance is measured on a monthly basis for the life of the contracts. Service level agreements require the Company to perform at specified levels, which would include, but are not limited to, document processing times, data center availability, customer support and issue resolution.

NOTE J —	SUBSEQUENT EVENT

On April 13, 2010, the Company effected a 0.267 for 1 reverse stock split in the form of a combination of the Company’s outstanding stock. All shares and per share amounts in the accompanying consolidated financial statements and notes to the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

NOTE K —	SUBSEQUENT EVENT — INITIAL PUBLIC OFFERING (Unaudited)

The Company is reissuing its 2009 financial statements to be included in a registration statement to sell 100,000 shares of common stock by the Company and 2,771,240 shares of common stock by selling shareholders. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since April 13, 2010 through the date of the registration filing that require recognition or disclosure in the 2009 financial statements and believes that there are no such events except for the item described below.

On April 27, 2010, the Company completed an initial public offering of 4,711,198 shares of common stock at an offering price of $12.00 per share. The Company issued and sold 3,114,504 shares, including 614,504 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option, and the selling stockholders sold 1,596,694 shares. Proceeds of approximately $33,000 were received, after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering.

At the close of the initial public offering, the outstanding shares of redeemable convertible preferred stock were automatically converted into 8,093,826 shares of common stock and warrants to purchase 68,201 shares of redeemable convertible preferred stock were converted into warrants to purchase 68,201 shares of common stock.

SPS COMMERCE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Unaudited)

NOTE U-A — GENERAL

Business Description

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. We provide our solutions through SPSCommerce.net, a hosted software suite that improves the way suppliers, retailers, distributors and other customers manage and fulfill orders. We deliver our solutions to our customers over the Internet using a Software-as-a-Service model and derive the majority of our revenues from thousands of monthly recurring subscriptions from businesses that utilize our solutions.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, these financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. We have included all normal recurring adjustments considered necessary to give a fair statement of our financial position, results of operations and cash flows for the interim periods shown. Operating results for these interim periods are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2010, the statements of operations and cash flows for the nine months ended September 30, 2009 and 2010, and the statements of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period of any other future year.

Significant Accounting Policies

During the nine months ended September 30, 2010, there were no significant changes in our significant accounting policies. See Note A to our financial statements for the years ended December 31, 2007, 2008 and 2009 for additional information regarding our significant accounting policies.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 855, Subsequent Events. ASC 855 incorporates guidance into accounting literature that was previously addressed only in auditing standards. The statement refers to subsequent events that provide additional evidence about conditions that existed at the balance-sheet date as “recognized subsequent events.” Subsequent events that provide evidence about conditions that arose after the balance-sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” The disclosure requirements of ASC 855 were effective for interim and annual periods ending after June 15, 2009. In February 2010, Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements, was issued to clarify disclosure requirements and align with SEC subsequent event disclosure guidelines. We have adopted this new standard.

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Use of the new codification was effective for interim and annual periods ending after September 15, 2009. We have used the new codification in reference to GAAP in this report.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the fair value requirements of ASC subtopic 605-25, Revenue Recognition-Multiple Element Arrangements, by allowing the use of the “best estimate of selling price” in addition to Vendor Objective Evidence (now referred to as third-party evidence or TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when Vendor Specific Objective Evidence or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted.

In October 2009, the FASB issued ASU No. 2009-14, Software (ASC Topic 985), Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the scope of ASC subtopic 965-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

ASU No. 2009-13 and ASU No. 2009-14 both require expanded qualitative and quantitative disclosures and are effective for fiscal years beginning on or after June 15, 2010. However, companies may elect to adopt the updated requirements as early as interim periods ended September 30, 2009. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating the impact of adopting these updates.

NOTE U-B — FINANCIAL STATEMENT COMPONENTS

Intangible Assets

Intangible assets included the following (in thousands):

	September 30,
	2010
	Carrying	Accumulated
	Amount	Amortization	Net

Intangible assets:
Subscriber relationships	$1,930	$1,930	$—
Covenants not-to-compete	580	290	290

Total	$2,510	$2,220	$290

There was no amortization expense for intangible assets for the nine months ended September 30, 2010. Amortization expense was $155,000 for the nine months ended September 30, 2009.

Accounts Payable

Accounts payable included the following (in thousands):

September 30,
2010

Costs incurred for initial public offering	$—
Other accounts payable	1,058

$1,058

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities included the following (in thousands):

September 30,
2010

Costs accrued for initial public offering	$—
Other accrued expenses and other current liabilities	889

$889

NOTE U-C — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of our financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to us for debt with similar terms, the carrying value of our capital lease obligations approximates fair value.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

•	Level 1 — quoted prices in active markets for identical assets and liabilities.
•	Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

•	Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The table below presents our assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 (in thousands):

	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$39,113	$39,113	$—	$—

The table below presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$5,931	$5,931	$—	$—
Preferred stock warrants	$569	$—	$—	$569

We previously had warrants outstanding to purchase 68,201 shares of our Series B redeemable convertible preferred stock. The fair value of these warrants was $569,000 at December 31, 2009. With the completion of our initial public offering in April 2010, these warrants were converted into warrants to purchase common stock and the related liability was transferred to additional paid-in capital in our balance sheets. See Note U-E for additional information.

The table below presents a reconciliation of our preferred stock warrants, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs):

Balance at December 31, 2009	$569
Total losses recognized	27
Converted into warrants to purchase common stock and liability transferred to additional paid-in capital	(596)

Balance at September 30, 2010	$—

NOTE U-D — DEBT

We maintained a credit facility with BlueCrest Venture Finance Master Fund Limited which provided us a series of equipment and term loans as well as a revolving line of credit. We terminated this credit facility, effective March 31, 2010, such that no new borrowings will be made and all related outstanding indebtedness was repaid during the quarter ended June 30, 2010.

NOTE U-E — REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Reverse Stock Split

On April 13, 2010, we effected a 0.267 for 1 reverse stock split in the form of a combination of our outstanding stock. All share and per share amounts in the accompanying financial statements and notes have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Initial Public Offering

On April 27, 2010, we completed our initial public offering of 4,711,198 shares of common stock at an offering price of $12.00 per share. We issued and sold 3,114,504 shares, including 614,504 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option, and the selling stockholders sold 1,596,694 shares. We received proceeds of approximately $33.0 million, after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering. On April 30, 2010, approximately $555,000 of the net proceeds was used to repay principal and interest on certain outstanding equipment loans.

At the close of the initial public offering, our outstanding shares of redeemable convertible preferred stock were automatically converted into 8,093,826 shares of common stock and warrants to purchase 68,201 shares of redeemable convertible preferred stock were converted into warrants to purchase 68,201 shares of common stock. Accordingly, the related warrant liability of approximately $596,000 was transferred to additional paid-in capital in our balance sheet. These common stock warrants have an exercise price of $3.67 per share and expiration dates ranging from May 2011 to February 2016.

Preferred Stock Warrants

As discussed above, we previously had warrants outstanding to purchase 68,201 shares of our Series B redeemable convertible preferred stock. These warrants had an exercise price of $3.67 per share and expiration dates ranging from May 2011 to February 2016. We classified these outstanding warrants as a liability in our balance sheets. These warrants were subject to revaluation at each balance sheet date and any change in fair market value was recognized as a component of other income (expense) in our statements of operations.

Prior to the conversion of the preferred stock warrants into common stock warrants, we recorded other expense of $27,000 for the nine months ended September 30, 2010 for changes in the fair market value of these warrants. We recorded other income of $95,000 for the nine months ended September 30, 2009 related to these warrants.

NOTE U-F — STOCK-BASED COMPENSATION

Our equity compensation plans provide for the grant of incentive and nonqualified stock options, as well as other stock-based awards, to employees, non-employee directors and other consultants who provide services to us. Stock options generally vest over three to four years and have a contractual term of ten years from the date of grant. At September 30, 2010, there were approximately 366,000 shares available for grant under approved equity compensation plans.

We recorded stock-based compensation expense of $458,000 and $177,000 for the nine months ended September 30, 2010 and 2009, respectively. This expense was allocated as follows (in thousands):

	Nine Months Ended
	September 30,
	2009	2010

Cost of revenues	$43	$65
Sales and marketing	74	129
Research and development	3	12
General and administrative	57	252

Total	$177	$458

Stock option activity was as follows:

		Weighted Average
		Exercise Price
	Options (#)	($/share)

Outstanding at December 31, 2009	1,248,205	$1.65
Granted	469,455	11.84
Exercised	(99,451)	.95
Forfeited	(19,223)	25.78

Outstanding at September 30, 2010	1,598,986	$4.40

The fair value of the options granted during 2010 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

Weighted-average volatility	46.0%
Expected dividends	0.0%
Expected life (in years)	6.25
Weighted-average risk-free interest rate	2.32% - 3.14%

NOTE U-G — INCOME TAXES

We recorded a provision for income taxes of $96,000 and $60,000 for the nine months ended September 30, 2010 and 2009, respectively. We record our interim provision for income taxes based on our estimated annual effective tax rate for the year. Our provision for income taxes includes estimated federal alternative minimum taxes, state income and franchise taxes, as well as deferred tax expense resulting from the book and tax basis difference in goodwill from a prior asset acquisition.

As of December 31, 2009, we had net operating loss carryforwards of $53.5 million for U.S. federal tax purposes and $32.4 million for state tax purposes. These loss carryforwards expire between 2010 and 2029. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have performed a Section 382 analysis for the time period from our inception through November 3, 2009. During this time period it was determined that we had five separate ownership changes under Section 382. We believe that $17.6 million of the $53.5 million Federal losses will expire unused due to Section 382 limitations. The maximum annual limitation under Section 382 is approximately $990,000. This limitation could be further restricted if ownership changes occur in future years.

Realization of our net operating loss carryforwards and other deferred tax temporary differences are contingent upon future taxable earnings. Our net deferred tax assets have been reduced fully by a valuation allowance, as realization is not considered to be likely based on an assessment of the history of losses and the likelihood of sufficient future taxable income. Our deferred tax liability relates to goodwill created in a prior asset acquisition which is deductible for tax purposes.

We are subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. As of September 30, 2010, we are no longer subject to U.S. federal tax examinations for tax years before 2007. We are subject to state tax audits until the applicable statutes of limitations expire.

As of September 30, 2010, we do not have any unrecognized tax benefits. It is our practice to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax positions over the next 12 months.

NOTE U-H — NET INCOME PER SHARE

Net income per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the impact of outstanding potential common shares, such as options and warrants and redeemable convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income per common share.

The following table presents the components of the computation of basic and diluted net income per share for the periods indicated (dollars in thousands, except per share amounts):

	Nine Months Ended
	September 30,
	2009	2010

Numerator:
Net income (loss)	$949	$2,443

Denominator:
Weighted average common shares outstanding, basic	331	6,796
Options and warrants to purchase common and preferred stock	588	1,023
Redeemable convertible preferred stock	8,165	3,456

Weighted average common shares outstanding, diluted	9,084	11,275

Net income (loss) per share-basic	$2.87	$0.36

Net income (loss) per share-diluted	$0.10	$0.22

The following outstanding options, warrants and redeemable convertible preferred stock were excluded from the computation of diluted net income per share for the periods indicated because they were anti-dilutive (in thousands):

	Nine Months Ended
	September 30,
	2009	2010

Options and warrants to purchase common and preferred stock	465	417
Redeemable convertible preferred stock	—	—

NOTE U-I — COMMITMENTS AND CONTINGENCIES

We are involved in various claims and legal actions in the normal course of business. Our management believes that the outcome of such legal actions will not have a significant adverse effect on our financial position, results of operations or cash flows.

SCHEDULE II — Valuation and Qualifying Accounts

		Charged to
	Balance at	Revenue,
	Beginning of	Cost or		Balance at
Description	Period	Expenses	Deductions	End of Period
	(In thousands)

Reserves deducted from assets to which it applies:
Year ended December 31, 2007 Accounts Receivable Allowance	$241	$150	$(193)	$198
Year ended December 31, 2008 Accounts Receivable Allowance	$198	$396	$(286)	$308
Year ended December 31, 2009 Accounts Receivable Allowance	$308	$439	$(521)	$226

2,871,240 Shares
Common Stock

PROSPECTUS
          , 2010

Stifel Nicolaus Weisel

William Blair & Company	JMP Securities	Needham & Company, LLC

Canaccord Genuity

Craig-Hallum Capital Group

Neither we nor any of the selling stockholders or underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.